5/13

08002503

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tesco

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 15 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 03277 FISCAL YEAR 2-23-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DATE: 5/13/08


毎日

More than the weekly shop

Annual Report and Financial Statements 2008

Contents

More than the weekly shop

Most people know something about Tesco. After all, we are the UK's largest grocer and we've been serving customers for the best part of a century. What you might not know, is that Tesco is also the world's third largest grocery retailer with operations in 12 international markets, employing over 440,000 people and serving millions of customers every week.

We're not simply about providing great quality food at affordable prices.

We provide more choice than ever to more customers, whether it's through our expanding international operations, innovative retailing services or our growing non-food offer. It doesn't matter how people choose to shop with us or what they choose to buy, our core purpose remains the same – to create value for customers to earn their lifetime loyalty.

We are also playing our part in tackling some of the social and environmental challenges we all face by putting community at the heart of what we do.

From carrots to computers, from banking to broadband, from Shanghai to San Diego. We are…

…more than the weekly shop.

Go online!

Every year, more and more information is available for our shareholders, staff and customers.

www.tesco.com/annualreport08

Growth on 2007

11.1%
Group sales (including VAT)

11.8%
Underlying Group profit before tax

5.7%
Group profit before tax
(15.3% growth excluding last year's exceptional items; principally the Pensions A-Day credit)

20.8%
Underlying diluted earnings per share*

14.2%
Diluted earnings per share

13.1%
Dividend per share

	2008	2007
Group sales (£m) (including value added tax)	**51,773**	46,611
Group revenue (£m) (excluding value added tax)	**47,298**	42,641
Underlying Group profit before tax (£m)†	**2,846**	2,545
Group profit before tax (£m)	**2,803**	2,653
Underlying diluted earnings per share (p)	**27.02**	22.36
Diluted earnings per share (p)	**26.61**	23.31
Dividend per share (p)	**10.90**	9.64
Group enterprise value (£m) (market capitalisation plus net debt)	**37,656**	40,469
Return on capital employed	**12.9%§**	12.6%‡

* 13.1% growth on a normalised 28.9% tax rate.
† Adjusted for IAS 32, IAS 39, the net difference between the IAS 19 Income Statement charge and 'normal' cash contributions for pensions and IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods. In 2007 adjustment was also made for pensions adjustment – Finance Act 2006 and impairment of the Gerrards Cross site.
§ Using a 'normalised' tax rate before start-up costs in the US and Tesco Direct, and excludes the impact of foreign exchange in equity and our acquisition of a majority share of Dobbies
‡ Including the one-off gain from Pensions A-Day, ROCE in 2007 was 13.6%.

Chief Executive's Statement

Strong growth across the Group
The breadth of the Group and the strength of our business model have enabled Tesco to deliver another year of double-digit sales, profit and earnings per share growth.

These results demonstrate that Tesco has again made strong progress. Sales, profits and returns have grown well, the growth has been broadly based and we are delivering on our commitments to shareholders.

I believe these numbers also clearly show that our new businesses are coming of age, after years of patient investment. I am pleased about that because the breadth this gives the Group, combined with the strength of our business model, means that we are able to cope well with changing market conditions and at the same time make the necessary investment in our future growth – in the United States, China and Tesco Direct.

International is an important part of this. It now makes more than £700m of trading profit, which is about the same as the whole of Tesco did a decade ago, and it contributed over half of the growth in Group trading profit in the year. We have built a new Tesco in the last ten years, serving markets with hundreds of millions of customers – and I believe its growth prospects are even better than the original's were back then.

We saw excellent progress across the international business. Sales and profits grew well, returns rose again but the most striking improvements came in the strengthening positions we have in our chosen markets. We added over six and a half million square feet of new selling space overseas in the year – over three times as much as in the UK. Our focus on combining this organic growth with selective acquisitions is also delivering – in Poland, the Czech Republic and Malaysia – with more to come.

Our international business now has the scale, the competitiveness and the momentum it needs to be a key driver of our growth for the long-term – because our operations in most of these markets can be two, three or more times larger than they are today.

We have made solid progress in the UK. It hasn't been an easy year for our core business – recovering competitors and cautious consumers made sales growth harder to come by. But with strong productivity, mix and margin control, we delivered good results and after a slower end to the year, we have come into the new financial year on better form, trading ahead of the industry and a little ahead of our planned performance range.

I believe we are entering the kind of market conditions where Tesco's strengths stand out; where customers will be looking to us to help them cope with higher bills for mortgages and fuel as well as higher taxes. As always, our focus will therefore be on improving their shopping trip – whether it's in lower prices, shorter queues at checkouts or healthier products to feed the family. Customers recognise the improvements we are making.

Whilst we have seen pleasing progress in Non-Food, this has been against a background of more subdued consumer spending in some product categories. Nevertheless, sales grew faster than the core business, profitability was strong and we saw good market share gains. Our core general merchandise categories, which are less sensitive to the economic cycle, grew well and we saw robust growth in newer areas such as electricals, furniture and DIY, helped in part by an excellent first full year of trading in Tesco Direct, our online and catalogue non-food business.

Our Services businesses had another good year – again demonstrating the growing breadth of the Group – supported by our increasing strength as a leading internet retailer. Dotcom was on excellent form, with sales in our online business again up by over 30%. Tesco Telecoms performed well, driven by a very good performance in Tesco Mobile, our joint venture with O2, which moved into profit for the first time in the year.

Elsewhere in Services, Tesco Personal Finance (TPF), which celebrates its tenth anniversary this year, has got back to a faster rate of growth, driven by a strong sequence of new product launches and a 20% rise in online sales. TPF has also weathered a difficult financial services market well – with falling bad debts and credit card arrears. But for the impact of last year's floods on household insurance claims, we would have seen strong profit growth from TPF.

Our work with communities and the environment has also seen Tesco make encouraging progress. To make sure this work gets the right focus and priority in the business, we made an important change in 2007 by adding it to our four-part strategy for growth – so making Community the fifth element. As the first change of any kind to Tesco's strategy in more than a decade, this represents a very significant commitment. More detail about our initiatives in this area can be found elsewhere in this report, in our separate Corporate Responsibility Review and on our website (www.tesco.com/crreview08).

We are making strides towards a revolution in green consumption by incentivising the environmental option and making it affordable. We do not start from the position that it is a choice between growing or being green; that somehow we will give up a bit of potency in the focus of the business in pursuing these things. My strong belief is that this is not the case, and that being green will be a good way to grow and add value for shareholders whilst discharging our responsibilities to other stakeholders. That is why Tesco has taken a lead on these matters.

Some key milestones passed this year included the early achievement of our target to reduce the number of free carrier bags issued to UK customers by 25% in a little over 12 months – saving well over one billion bags, far more than any other retailer. We are on track to save two billion this year. We have also halved our energy use per square foot of selling space since 2000, two years ahead of target. We have invested £25m in creating a Sustainable Consumption Institute at the University of Manchester, bringing together world-leading experts from various disciplines. The Institute will help lead the way to a low-carbon economy and society. We plan to begin a programme of carbon labelling of our products in the early weeks of the current year, using our experience of putting clear, useful information in front of customers to help them make informed decisions about the CO_2 implications of their product choices.

In summary:

- > Tesco is about growth and we are confident of sustaining strong growth in the future;
- > we do this by following the customer; as they change, we change
- > and this means our growth is broadly based, as our new businesses come through to scale and profitability;
- > it also means we can carry the costs of investing now in the new products and businesses which will drive our long-term growth;
- > at the same time we can deliver improving returns and tangible benefits for shareholders;
- > we are meeting our responsibilities to other stakeholders by playing an innovative part in tackling some of the social and environmental challenges we all face;
- > we have delivered strong results by making shopping better for customers; and
- > Tesco is equipped to cope with changing market conditions and, whilst the current global economic background is a concern, we begin the new financial year with confidence.



Terry Leahy
Chief Executive

To view the full announcement visit:

www.tesco.com/annualreport08/presentations

The Directors present their Annual Report to shareholders on the affairs of the Group and Company, together with the audited financial statements of the Company for the year ended 23 February 2008.

Business Review

This Business Review analyses the performance of the Tesco Group in the financial year ended 23 February 2008. It also explains other aspects of the Group's markets, results and operations, including strategy and risk management.

Long-term strategy

Tesco has a well-established and consistent strategy for growth, which has allowed us to strengthen our core UK business and drive expansion into new markets. The rationale for the strategy is to broaden the scope of the business to enable it to deliver strong sustainable long-term growth by following the customer into large expanding markets at home – such as financial services, non-food and telecoms – and new markets abroad, initially in Central Europe and Asia, and now also in the United States.

The strategy to diversify the business was laid down in 1997 and has been the foundation of Tesco's success in recent years. The new businesses which have been created and developed over the last decade as part of this strategy now have scale, they are competitive and profitable – in fact, the International business alone makes about the same profit as the entire Group did a decade ago.

The Group has continued to make progress with this strategy, which now has five elements, reflecting our four established areas of focus, and also Tesco's long-term commitments on community and environment.

The objectives of the strategy are:
> to grow the core UK business;
> to become a successful international retailer;
> to be as strong in non-food as in food;
> to develop retailing services – such as Tesco Personal Finance, Telecoms and tesco.com; and
> to put community at the heart of what we do.

In 2007/8, Tesco has again delivered a strong performance, with all parts of the strategy contributing. We have sustained good growth in the UK and coped well with the challenges of poor weather, recovering competitors, and a deteriorating consumer background. In our international operations we have also made excellent progress, completing a large programme of new store openings and overcome difficult conditions in some of our largest markets. We have also begun operations on the west coast of the United States with our Fresh & Easy stores.

In non-food, more customers are choosing to shop with us even in a period of more cautious consumer spending and we have seen good growth from Tesco Direct, which extends our reach in selling a broad range of products on the internet and via a catalogue. Our retailing services have delivered another good year, with tesco.com sustaining its rapid growth, Tesco Personal Finance making progress in challenging markets and Telecoms continuing to build its customer base strongly and moving into profitability. Finally, we are making strides towards a revolution in green consumption, having reduced carrier bag use by over one billion – more than any other retailer and are on target to sell ten million energy efficient lightbulbs in a year as part of the Climate Group's 'Together' campaign.

Markets served and business model

Tesco's growth, driven by this strategy, has been predominantly organic and we have used our skills and knowledge in understanding customers, property development, supply chain management, new product development, store formatting and how to localise our offer – to create strong business models in our chosen markets. Where we do not have all the required skills ourselves to be successful, we regularly partner with existing businesses – and these relationships have formed the basis of some of our most successful operations – for example with Samsung in South Korea and with the Royal Bank of Scotland in Tesco Personal Finance.

The UK grocery retail market remains our largest source of revenue, representing some 46% of last year's £51.8bn of sales. International retail sales – from our 12 markets in Europe, Asia and the United States, comprise a further 19% of Group revenues and non-food (in a variety of categories from health and beauty to electronics) accounts for most of the remainder. Our services businesses – not least in financial services and telecoms – have comparatively small revenue streams because some of the most important of them are joint-ventures but they are increasingly material to our earnings base.

At the core of Tesco's business model is a focus on trying to improve what we do for customers. We aim to make their shopping experience as easy as possible, lower prices where we can to help them spend less, give them more choice about how they shop – in small stores, large stores or online, and seek to bring simplicity and value to sometimes complicated markets. And we aim to be a good neighbour in the communities we serve, be responsible, fair and honest in our dealings and give customers the information and products they need to make greener choices. We are also an inclusive business – everyone is welcome at Tesco.

Because we are a discounter, underpinning this approach is a relentless attitude to being the lowest cost provider of goods and services in our chosen sectors – and this combination of qualities is the reason we have been successful in some of the world's most competitive markets. We have recognised skills and proprietary systems in key areas which help us deliver a low cost model – particularly in customer relationship management, just-in-time supply chain and distribution, property development and store formatting. In some of our newer markets – such as telecoms or financial services, our willingness to partner with established businesses has given us access to their existing investment in systems and infrastructure and enabled Tesco to develop competitive, profitable business models quickly and, at the same time, limit our own investment and risk in the early years.


1
46%
2
25%
3
29%

Sales growth contribution by region

1 UK
2 Asia
3 Europe


1
50%
2
21%
3
29%

Profit growth contribution by region

1 UK
2 Asia
3 Europe

Group performance
This year's results represent very good progress across the Group and have been achieved by investing to improve the shopping experience for customers in our businesses in the UK and around the world. We have been able to deliver another solid sales performance, and through good cost control and productivity improvements, we have grown profits slightly faster than revenue – and thereby improved returns for shareholders. These improvements have been achieved whilst continuing to invest in the long term – in the people, assets, processes and systems, which will enable Tesco to sustain its success in the future.

Results These results are for the 52 weeks ended 23 February 2008, compared with the same period ending in February 2007. Results from our business in China are consolidated in the full-year results for the first time.

Group sales, including VAT, increased by 11.1% to £51.8bn (last year £46.6bn). At constant exchange rates, sales increased by 10.4%.

In April 2006, with our Preliminary Results for 2005/6, and following our transition to IFRS, we introduced an underlying profit measure, which excludes the impact of the non-cash elements of IAS 19, IAS 32 and IAS 39 (principally pension costs and the marking to market of financial instruments). With these Results, the underlying profit measure also excludes the impact of the non-cash element of IAS 17 'Leases', relating to the impact of annual uplifts in rent and rent free periods. Underlying profit before tax rose to £2,846m in the year (last year £2,545m), an increase of 11.8%.

With our Interim Results for 2006/7, we began reporting segmental trading profit, which excludes property profits and, as our underlying profit measure does, excludes the non-cash element of the IAS 19 pension charge and now also excludes the non-cash element of the IAS 17 lease charge. Group trading profits were £2,751m (last year £2,478m), up 11.0% on last year and Group trading margin, at 5.8%, was unchanged on last year.

Group operating profit rose by 5.4% to £2,791m (last year £2,648m). Within this, total net Group property profits were £188m in the year (last year £139m, including asset disposals within joint ventures), comprising £186m in the UK and £2m in International. Group profit before tax increased 5.7% to £2,803m (last year £2,653m). Excluding last year's exceptional items; principally the Pensions A-Day credit, Group profit before tax rose 15.3% and Group operating profit rose 15.1%.

Group results	Actual rates	Actual rates	Constant
Group sales (inc. VAT)	£51,773m	11.1%	10.4%
Group profit before tax	£2,803m	5.7%	5.1%
Group operating profit	£2,791m	5.4%	4.8%
Group underlying profit before tax	£2,846m	11.8%	11.2%
Group trading profit	£2,751m	11.0%	10.4%
Trading margin	5.8%	–	–

International Our International business delivered a very strong performance, contributing 54% of the growth in Group sales and 50% of the growth in Group trading profit. Underlying margins improved whilst reported margins were diluted slightly by the consolidation of our business in China for the first time, following the increase in our shareholding to 90% in December 2006.

Total International sales grew strongly – by 25.3% at actual exchange rates to £13.8bn (last year £11.0bn) and by 22.5% at constant exchange rates. China contributed £702m to sales, representing 6.4 percentage points of the year's total International growth at actual rates. Excluding China, total international sales grew by 19.0% at actual rates and by 15.7% at constant rates. Like-for-like sales in International grew by 2.0%, with net new space contributing the remaining 20.5%.



33,557
6,681
26,876
37,070
7,559
29,511
43,137
10,480
32,657
46,611
11,031
35,580
51,773
13,824
37,949
04
05
06*
07
08

Sales performance £m
■ International
■ UK
* Including 60 weeks International.



2,318
441
1,877
2,365
586
1,779
2,711
814
1,897
3,263
1,275
1,988
3,729
1,614
2,115
04
05
06
07
08

Number of stores
■ International
■ UK



45,403
22,111
23,292
51,771
27,580
24,191
58,720
32,817
25,903
68,189
40,404
27,785
75,959
46,410
29,549
04
05
06
07
08

Group space 000 sq ft
■ International
■ UK

International contributed £701m to trading profit in the year (last year £564m), up 24.3% after charging £5m of integration costs and initial operating losses, principally related to the Leader Price stores which were acquired in late 2006. International margins rose by 15 basis points excluding the impact of consolidating the China business. At constant exchange rates, International trading profit grew by 22.2%. International EBITDA* rose to £1,051m.

International results	Actual rates	Actual rates	Constant
International sales (inc. VAT)	£13,824m	25.3%	22.5%
International trading profit	£701m	24.3%	22.2%
Trading margin	5.6%	–	–

US segmental reporting of sales and trading results within International will begin with our Interim Results in September. For these preliminary results, sales and start-up losses in the United States are reported in our UK segment.

In **Asia**, sales grew by 27.2% at actual exchange rates and by 30.9% at constant rates to £6.0bn (last year £4.7bn). Excluding China, Asia sales grew by 12.3% and 15.1% at constant exchange rates. Trading profit increased by 23.6% at actual rates and by 26.8% at constant rates to £304m (last year £246m). Excluding China, trading margins rose in Asia, to 5.8% driven by strong performances in South Korea, Thailand and Malaysia. China made a small trading profit in the year.

Asia results	Actual rates	Actual rates	Constant
Asia sales (inc. VAT)	£5,988m	27.2%	30.9%
Asia trading profit	£304m	23.6%	26.8%
Trading margin	5.5%	–	–

In **Europe**, sales rose by 23.9% at actual rates and by 16.1% at constant rates to £7.8bn (last year £6.3bn). Trading profit increased by 24.8% at actual rates to £397m (last year £318m) and by 18.6% at constant rates. Trading margins increased by six basis points.

Central Europe overall delivered strong growth. Despite the subdued economy in Hungary, our business delivered a pleasing increase in profit and resumed positive growth in like-for-like sales last summer. Excellent performances in Turkey and Ireland were held back by planned commissioning costs for new large central distribution centres, both of which opened in the first half.

Europe results	Actual rates	Actual rates	Constant
Europe sales (inc. VAT)	£7,836m	23.9%	16.1%
Europe trading profit	£397m	24.8%	18.6%
Trading margin	5.8%	–	–

UK Our core business performed well in challenging market conditions. UK sales increased by 6.7% to £37.9bn (last year £35.6bn) with like-for-like growth of 3.9% (including volume of 2.0%) and 2.8% from net new stores. Excluding petrol, like-for-like sales grew by 3.5%.

In our stores, we saw modest inflation of 1.2% for the year as a whole, with our continued investment in lowering prices for customers being offset by the strength of market prices for commodities and some seasonal fresh foods. Further rises in commodity food prices in the second half saw inflation rise to just over 2% in our fourth quarter with food price inflation being offset by continuing deflation in non-food categories.

The pattern of our trading during the year was unusual. Unseasonal summer weather impacted growth in the first half, and a combination of recovering competitors and more subdued customer demand in some non-food product categories, held back sales progress in the second half.

Increased productivity and good expense control enabled us to maintain solid margins and deliver good profit growth despite these challenges, whilst also absorbing initial operating losses totalling around £90m on Tesco Direct and on establishing our operations in the US. Even after these additional costs, UK trading profit rose 7.1% to £2,050m, with trading margins at 5.9%, slightly up on last year.

UK results	2007/8	Growth
UK sales (inc. VAT)	£37,949m	6.7%
UK trading profit	£2,050m	7.1%
Trading margin	5.9%	–

* EBITDA is calculated by adding back depreciation and amortisation charges of £357m to International operating profit of £694m.

Joint ventures and associates Our share of profit (net of tax and interest) for the year was £75m, a decrease of £31m compared with last year. Driving this decrease was a £47m property profit last year, principally reflecting profit realised on the sale of the Weston Favell store to a third party. Excluding these property-related items, profits from joint ventures rose by £16m.

Tesco Personal Finance (TPF) profit was £128m, of which our share was £64m. This was after absorbing £31m of higher household insurance claims linked to last summer's flooding in Yorkshire and the Midlands. Tesco's share of the cost of higher claims linked to these events was £11m (after interest and tax) in the year as a whole.

Underlying growth in the business was therefore encouraging, with the new management team demonstrating that there remains significant growth potential for TPF within the financial services sector, particularly amongst loyal Tesco customers, as we build our portfolio of products. TPF is well-provisioned for bad and doubtful debts – which are down year-on-year and we also continue to see improving trends in credit card arrears.

Finance costs and tax Net finance costs were £63m (last year £126m), reflecting favourable movements in the non-cash IFRS elements of the interest charge. The interest charge, excluding IFRS adjustments and finance income, rose 18%.

Total Group tax has been charged at an effective rate of 24.0% (last year 29.1%). This reduction in tax rate is primarily due to a one-off tax reimbursement, reflecting settlement of prior year tax items with HMRC. We have also benefited from an adjustment of deferred tax balances as a result of the lowering of the rate of UK corporation tax from 30% to 28% with effect from 1 April 2008. We expect the effective tax rate for the current year to be around 27.5%.

Underlying diluted earnings per share increased by 20.8% to 27.02p (last year 22.36p), benefiting from the significantly lower than normal effective tax rate for the year and from the elimination of earnings dilution linked to new share issuance, resulting from our share buy-back programme. On a normalised 28.9% tax rate basis, underlying diluted earnings per share rose by 13.1%.

Dividend The Board has proposed a final dividend of 7.70p per share (last year 6.83p). This represents an increase of 12.7%, and takes the full-year increase in dividend to 13.1%. This increase in dividend is in line with the growth in underlying diluted earnings per share, which are inclusive of net property profits, using our normalised tax rate of 28.9%. Going forward, we intend to continue to grow annual dividends broadly in line with underlying diluted earnings per share growth.

The final dividend will be paid on 4 July 2008 to shareholders on the Register of Members at the close of business on 25 April 2008. Shareholders have the opportunity to elect to reinvest their cash dividend and purchase existing Tesco shares in the Company through a Dividend Reinvestment Plan. This scheme replaced the scrip dividend at the time of the Interim Results in 2006 and was introduced to reduce dilution from new share issuance and improve earnings per share.

Cash flow and Balance Sheet Group capital expenditure (excluding acquisitions) rose to £3.9bn (last year £3.0bn); higher than the £3.5bn forecast at our Interim Results. This increase was attributable to the purchase of a small number of UK trading stores from a competitor, investment in new mixed-use development schemes during the second half and higher International capital expenditure.

UK capital expenditure was £2.5bn (last year £1.9bn), including £987m on new stores, £457m on extensions and refits and approximately £200m relating to our US operations, slightly below the guidance we gave last November. Total International capital expenditure rose to £1.4bn (last year £1.1bn) comprising £0.7bn in Asia and £0.7bn in Europe.

We expect Group capital expenditure to rise this year, driven largely by the expansion of our International business, to around £4.2bn. This growth will primarily arise from the increased scale of our investment in freehold shopping centre developments in China. The change in the status of our investment in China to a subsidiary, means that such developments will now be fully funded directly from Tesco's balance sheet.

Cash flow from operating activities, including an improvement of £194m within working capital, totalled £4.1bn (last year £3.5bn). Net borrowings rose to £6.2bn at the year end (last year £4.9bn). £0.6bn of this increase is attributable to the effect of unfavourable currency movements on our International balance sheet hedging (Sterling has depreciated by 11.5% against the currencies of the countries in which we operate). A further £0.3bn relates to acquisitions, including our share of Dobbies Garden Centres PLC. Gearing was 52%.

Pensions Our award-winning defined-benefit pension scheme is an important part of our competitive package of pay and benefits, which helps Tesco recruit and retain the best people. We manage and fund our scheme on an actuarial valuation basis and, as at December 2007, the scheme was estimated to be broadly fully funded. As at February 2008, under the IAS 19 methodology of pension liability valuation, the Group pension deficit on a post-tax basis was £603m.

Return on capital employed In January 2004, we said that we had an aspiration to increase our post-tax return on capital employed (ROCE) of 10.2% in the 2002/3 financial year by 200 basis points over five years on then current plans. In April 2006, we renewed our commitment to increasing our post-tax return on capital employed (ROCE) by a further 200 basis points, having exceeded our 2004 aspiration early.

ROCE rose to 12.9% in the year, using a normalised tax rate, before start-up costs on the US and Tesco Direct and the impact of foreign exchange equity and our acquisition of a majority share in Dobbies (last year ROCE was 12.6%, excluding the Pensions A-Day credit). This represents a good performance and we remain on track to deliver our targeted ROCE improvement in the years ahead as these investments mature.

Current trading
We have seen a strong start to the new financial year across the Group. In the UK, our planned investments in strengthening further our offer for customers, involving our latest round of price cuts and the introduction of stronger promotions – and at the same time continuing to improve availability and service standards – have gone well. UK like-for-like sales growth, excluding petrol, was over 4% in the first five weeks of the new year. This figure is adjusted for the different timing of Easter this year and is a little ahead of our planned performance range (of between 3% and 4%) for the year as a whole. Within this, inflation was under 1.5%.

International sales progress has also been pleasing. Sales growth was strong – 19% at actual rates in the first five weeks. Overall, growth moderated only slightly compared with last year despite passing the anniversary of the acquisition of both Leader Price in Poland and the majority holding in our business in China. Total Group sales increased by 13% in the same period.

Releasing value from property
Our £5bn-plus programme of releasing value from property through a sequence of joint ventures and other transactions and return significant cash to shareholders over five years, both through enhanced dividends and share buy-backs, is on track.

The two transactions completed in 2007 delivered aggregate proceeds of £1.2bn. The first of these deals, with the British Airways Pension Fund, was completed at the end of the 2006/7 financial year. A second, larger joint venture transaction was completed with The British Land Company PLC in March 2007 and our reported first half property profits largely reflected the significant book profit on this transaction. We completed a third such deal in February 2008 – with Prudential plc – on a 4.8% yield, realising proceeds of £207m. The premium to book value on this transaction was 66%.

Whilst yields have increased modestly in recent months, appetite for Tesco's property and covenant remains strong, and if market conditions remain conducive, we expect to be able to complete further transactions on attractive terms in the months ahead. We are currently in discussion with potential counterparties. Proceeds will continue to be used to fund expansion and our share buy-back programme – which has already re-purchased Tesco shares worth over £1.1bn.

The net book value of our fixed assets is £19.8bn, most of it in our freehold store portfolio – even after recent property divestments linked to our £5bn programme. We estimate the current market value of these assets to be £31bn, representing a 57% premium to book value.

Key performance indicators (KPIs)
We operate a balanced scorecard approach to managing the business that is known internally within the Group as our 'Steering Wheel'. This unites the Group's resources and in particular focuses the efforts of our staff around our customers, people, operations, finance and the community. Its prime focus is as a management tool for the company so that there is appropriate balance in the trade-offs that need to be made all the time between the main levers of management – such as operations measures, financial measures or delivery of customer metrics.

It therefore enables the business to be operated and monitored on a balanced basis with due regard to the needs of all stakeholders. For the owners of the business, it is simply based around the philosophy that if we look after customers well and operate efficiently and effectively then shareholders' interests will always be best served by the inevitable outputs of those – growth in sales, profits and returns.

	2008*	2007
Sales growth		
Change in Group sales over the year (including value added tax)	**11.1%**	10.9%
UK sales growth	**6.7%**	9.0%
International sales growth	**25.3%**	17.9%
International sales growth (at constant exchange rates)	**22.5%**	17.4%
Profit before tax	**£2,803**	£2,653m
Underlying profit before tax	**£2,846**	£2,545m
Trading margin		
UK trading margin	**5.9%**	5.9%
International trading margin	**5.6%§**	5.7%
Trading margin is calculated from the trading profit expressed as a percentage of Group revenue (sales excluding value added tax).It is a measure of profit generation from sales and is a comparable performance measure with other companies. This is how much we made from trade in our stores, taking account of the cost of the products sold, wages and salaries, expenses associated with running the stores, depots and head office, and the cost of depreciation of the assets used to generate the profits. Trading profit is stated after adjusting operating profit for the impact of IAS 19, IAS 32 and IAS 39 (principally pension costs and the marking to market of financial instruments). It also excludes the non-cash elements of IAS 17 'Leases', relating to the impact of annual uplifts in rents and rent-free periods.		
Net cash inflow/(outflow)	**£801m**	£(265)m
Net cash inflow is the cash received less cash spent during the financial period, after financing activities.		
Capital expenditure	**£3.9bn**	£3.0bn
This is the amount invested in purchasing fixed assets.		
UK	**£2.5bn**	£1.9bn
International	**£1.4bn**	£1.1bn
Net borrowings and gearing		
Net borrowings	**£6.2bn**	£4.9bn*
Gearing	**52%**	46%
Return on capital employed (ROCE)	**12.9%‡**	12.6%†
ROCE is calculated as profit before interest less tax divided by the average of net assets plus net debt plus dividend creditor less net assets held for sale. ROCE is a relative profit measurement that not only incorporates the funds shareholders have invested, but also funds invested by banks and other lenders, and therefore shows the productivity of the assets of the Group.		
Underlying diluted earnings per share	**27.02p**	22.36p
Underlying diluted earnings per share is the calculation of profit after tax and minority interest divided by the diluted weighted average number of shares in issue during the year. It is the amount which could be paid out on each share if the Company decided to distribute all its profits as dividends instead of retaining some for future expansion.		

* The measurement of net debt has been revised to include loans receivable from joint ventures. Going forward net debt will be stated inclusive of the loan receivables from joint ventures.
§ International margins rose by 15 basis points excluding the impact of consolidating the China business.
‡ Using a 'normalised' tax rate before start-up costs in the US and Tesco Direct, and excludes the impact of foreign exchange in equity and our acquisition of a majority share of Dobbies.
† Including the one-off gain from Pensions A-Day, ROCE was 13.6%.

	2008	2007
Total shareholder return	**22.8%**	36.0%
Total shareholder return is the notional return from a share and is measured as the percentage change in the share price, plus the dividend paid. This is measured over the last five years.		
Full year dividend per share	**10.90p**	9.64p
The growth of the dividend per share from one period to the next is important to shareholders since this represents their actual cash return, and is usually paid twice a year.		

We monitor a wide range of KPIs, both financial and non-financial. Individual business units have their own versions of the Steering Wheel which incorporate their own priorities and KPIs. Some of the Group KPIs below are tracked through the Steering Wheel and those above are tracked as a monitor of investor return.

Across the Group, KPIs are set for local markets, with oversight from the Executive Directors, to ensure they are tailored to drive the priorities of each business. During the last year we have made good progress with rolling out our Corporate Responsibility management system to our International operations. We report quarterly on Community, which includes social, ethical and environmental matters alongside Customer, Operations, Finance and People KPIs. More detail on each country follows in the 'Operations, resources and relationships' section.

The following are some KPIs for the UK and Group operations:

	2008	2007
UK market share		
Grocery market share*	**21.8%**	21.0%
Non-food market share	**8.5%**	8.0%
* This is measured as the share of all spend by all shoppers through Taylor Nelson Sofres Superpanel (Total Till Roll) data.		
Supplier viewpoint measure		
UK	**92%**	94%
The Group	**88%**	N/A
We aim to monitor supplier relations through the Supplier Viewpoint Survey. The target is for over 90% of UK suppliers to view Tesco as being trustworthy, reliable, consistent, clear, helpful and fair. This is the first year our international suppliers have taken part in our Supplier Viewpoint Survey.		
Employee retention	**84%**	84%
This measure shows the percentage of employees who have stayed with the business for longer than one year. It is one measure that we use to monitor employee loyalty and satisfaction and we aim to exceed 80% retention of experienced staff.		
CO_2 emissions	**5.8%**	n/a†
For 2007/8 our target was to reduce CO_2 emissions from our existing buildings in the UK by 5.5%.		

† This is a new KPI. Our previous KPI was energy consumption, with our target in 2006/7 being to reduce energy consumption by 12%. Our actual reduction was 12.5%.

Operations, resources and relationships
International operations
The performance of our international businesses has been outstanding – with excellent progress in sales, profits and returns. The growing strength of our operations and market positions internationally gives us confidence that we can deliver further strong progress in the years ahead. Our International diversification has come of age and, in delivering half of the year's Group trading profit growth, it has demonstrated its increased strength and maturity – with much more to come.

We are seeing the benefits of last year's acquisitions, and organic growth in selling space also continues to be rapid as we build out our networks. We opened a total of 6.2m square feet in Europe and Asia during the year, an increase of 15%, plus a further 0.5m square feet in the US. Over 60% of Group sales area is now in International.

At the end of February, our operations in Asia and Europe were trading from 1,561 stores, including 493 hypermarkets, with a total of 45.9m square feet of selling space. This year, we plan to open 505 new stores with a total of 8.4m square feet of sales area in these markets. A further 1.5m square feet is planned to open in the US.

Returns – CROI
All our established markets are now profitable and with growing local scale, increasing store maturity and the benefits of new investment in supply chain infrastructure, returns from our international operations are continuing to rise. On a constant currency basis and excluding China, cash return on investment (CROI*) for International was the same as last year at 11.5%. This reflects the rise in invested capital linked to our acquisitions in Poland and the Czech Republic in 2006 and higher capital expenditure. Like-for-like CROI shows a strong improvement, rising to 13.1% (last year 12.7%), with our lead markets maintaining significantly higher levels overall. Returns in Turkey and Malaysia have shown pleasing improvement. In Central Europe, Hungary and Slovakia delivered increases in returns, while the performance in Poland and the Czech Republic was held back temporarily by the additional capital linked to our acquisitions in 2006.

Asia We have delivered a very strong performance in Asia, despite retail markets in our two largest countries – South Korea and Thailand – remaining subdued. We are now market leader in Malaysia, just seven years after we entered the country and we are accelerating growth and investment in China now that we have full control of our business there.

> In **China**, with majority ownership and full management control of the business, we have begun to accelerate store and infrastructure development as part of our long-term strategy to become a leader in the market. We plan to construct large multi-level freehold shopping centres, built around Tesco hypermarkets, in the major cities of the three main economic regions – around Shanghai, Beijing and Shenzhen/Guangzhou. These regions will each have modern distribution and supply chain facilities. We now have 56 hypermarkets, mostly around Shanghai and our first stores in the other regions are trading well. The first four of our new large developments will be constructed in the current year. We saw strong sales, including good like-for-like growth in the year and China made a modest profit.

> The retailing environment in **Japan** remains difficult. Our small but profitable business there has continued to focus on refining and developing the trial Express-type stores, which we began to open last year – with seven now trading – into an expandable format. We have strengthened the management team in Japan, invested in infrastructure and plan a modest new store development programme this year.

> Homeplus in **South Korea** delivered another excellent performance in the year; overcoming the challenges of stronger competitors and subdued consumer spending and achieving solid sales and strong profit growth. Over 1 million square feet of space was opened during the year and we have a strong programme of 76 new stores and 1.4m square feet this year. We will almost double the size of our Express business in 2008/9 to around 130 stores. Our grocery dotcom operation in South Korea is now well-established and growing rapidly – with sales up by more than 125% in the year.

> Tesco **Malaysia** has made rapid progress, successfully integrating and converting the Makro stores and at the same time sustaining very strong like-for-like growth and moving into profitability for the first time. Six major refits to the Makro stores to introduce the new Extra format, which was developed specifically for these sites, are complete and the stores are trading very well. We have recently become market leader, and with two more converted stores to be relaunched soon, plus a strong pipeline of eight planned new hypermarkets, we hope to extend our lead this year.

> Tesco Lotus in **Thailand** has performed very well. Although consumer confidence levels remain subdued, our investment in improving our offer for customers through the political and economic instability of the last 18 months has served us well. Our business has achieved good sales and profit growth and strengthened its already robust market position. The successful development and rollout of our formats has picked up pace again with 106 stores opening with 1.4m square feet of selling area. This included the opening of ten hypermarkets in the final quarter of the year.

Europe Our European growth has been stronger than for many years, helped in part by favourable exchange rate movements. In Central Europe we are emerging from a long period of economic instability and intense competition as one of the clear winners across the region – and the prospects for improving returns as we continue to build our market positions, and benefit from increased scale, regional economies and improved infrastructure, have never been better. The work we have done on pan-European sourcing of Tesco own brand and general merchandise has further strengthened our competitive position in the region. Our business in Ireland has also made excellent progress and we are increasingly confident about the scale of opportunity for Tesco in Turkey as we build on the excellent Kipa brand, which has already proven itself capable of trading well across much of the country.

> In the **Czech Republic**, the benefits of our improved market position – we are now among the leaders – and stability following the very successful acquisition and integration of the Carrefour stores last year are starting to come through well. The performance of the acquired stores has been excellent – with second year like-for-like sales growth of 11%. Our first Express stores have also been well-received by customers in central Prague and we are continuing a programme of refits – and in some cases major redevelopments – of our department stores.

> The economic background in **Hungary** is showing early signs of improvement although the consumer environment remains challenging. However, our strategy of investing hard to build on our already strong market position by lowering prices and expanding our store network is yielding good results. We have seen improving performance from our stores, including a resumption of like-for-like sales growth last summer, renewed profit growth and a significant improvement in returns. Our new store opening programme delivered a 12% increase in our space – through four large hypermarkets, five of our 3k compact format, 12 1k stores and one Express.

* Cash return on investment (CROI) is measured as earnings before interest, tax, depreciation and amortisation, expressed as a percentage of net invested capital.

- Our business in **Poland** had a good year with strong growth in market share, driven by the successful integration and conversion of the former Leader Price stores, combined with organic expansion across our range of 1k, 2k and 3k formats. In a difficult consumer and business environment, sales grew well – with like-for-like growth of 43% in the converted stores. Returns are expected to move forward in the current year as the business absorbs the additional capital involved in last year's acquisition and delivers the full benefits of the enlarged business and the increasing profitability of the converted stores.
- An excellent performance from Tesco **Ireland** produced another year of strong growth, with good progress in all areas of the business. The planned operational benefits from our new 740,000 square feet distribution centre (DC) at Donabate, in north Dublin, which opened in the first half, are now coming through well. Our pipeline of new space is strong – through store extensions, new and replacement stores. We now have six Extra hypermarkets trading in Ireland, which are proving very popular with customers and 12 Express stores – with more to come this year. Our new non-food ranges – including Florence & Fred and Cherokee clothing – are performing particularly well.
- In **Slovakia** our new clothing and hardlines distribution centres, located close to Bratislava, which handle general merchandise for the whole of Central Europe, are now fully operational and delivering significant benefits. These substantial investments are enabling our Central European businesses to harmonise and improve our non-food ranges and deliver lower prices for customers. Our market-leading retail business there has made very good progress against the background of a strong economy. Our new store opening programme, which is now focused on our compact hypermarket and smaller 1k formats, delivered 9% growth in selling area in the year.
- In **Turkey**, our Kipa business continues to grow rapidly and profitably and we are making progress towards creating a national chain of hypermarkets in a market which offers great potential. We are investing in creating the necessary infrastructure for long-term expansion with our first major distribution centre at Yasibasi covering 400,000 square feet, now in operation and with similar infrastructure projects planned over the next two years as we begin to secure sites in Istanbul, Ankara and the other cities in central and western Turkey. We aim to grow our space in Turkey by around 60% this year, from our base of 26 hypermarkets. Customer response to the Express format has been very encouraging and we plan to add more than 40 further stores this year, bringing the total to over 80.

United States We are very encouraged by the start Fresh & Easy has made. The first stores opened only in November and we now have over 60 trading. Whilst it is still early days, the response of customers to our offer has surpassed our expectations – with our research regularly confirming that they like the quality and freshness of our ranges, as well as the prices and the convenient locations of the stores.

Sales are ahead of budget and sales densities are already higher than the US supermarket industry average, with our best stores exceeding $20 per square foot per week. We are seeing strong growth in the early stores as we step up, as planned, our marketing programmes and as we build awareness of the brand. This is also reflected in the strong sales performance of recent openings in all of our markets in Southern California, Nevada and Arizona. Fresh foods and own brand products have sold particularly well, confirming that the core of our offer has already gained acceptance with customers.

Progress with real estate has been good and we have secured enough sites for our immediate needs – although the deteriorating property market, particularly in Arizona and Nevada, will mean that some of the third-party developments in which we had planned to open prototype stores later this year, will now be deferred. Nevertheless, we still expect to open around 150 new stores this year.

Our Riverside distribution centre (DC) and kitchen operation is gearing up well as volumes rise. As we announced last November, we have taken the necessary steps to secure the site and begin the process of obtaining the necessary permits to launch operations of our second DC in Northern California in due course. We expect a proportion of these costs will be incurred in the current year.

Last April, with our Preliminary Results, we said that costs of recruitment and training of staff for the stores, combined with the other pre-launch costs and initial trading losses, would involve estimated US start-up costs of around £65m in the financial year. We have delivered on this guidance – trading losses were £62m. We expect losses to rise this year to around £100m.

US segmental reporting of sales and trading results within International will begin with our Interim Results in September.

Core UK operations
In the UK, Tesco coped well with unseasonal summer weather, recovering competitors and a deteriorating non-food market, particularly in the second half, to deliver solid progress in the year by investing in improving the shopping trip for customers. UK sales grew by 6.7%, with a like-for-like increase, including petrol, of 3.9%. Both customer numbers and spend per visit increased.

In the current year we expect to trade the business harder and give what help we can to families whose budgets have become increasingly stretched by higher interest rates, fuel costs and taxes. As always, we are investing to improve all aspects of the shopping trip. We have already announced a significant – and budgeted – round of price cuts, involving an investment of £170m and this is in addition to the strengthened programme of half-price and other promotions we have been running since January.

Every Little Helps
- Our Price Check survey, which compares 10,000 prices against our leading competitors weekly, shows that our price position has improved again (for more information see www.tesco.com). We have already cut the price of 7,500 products this year and in the last decade, Tesco has saved a typical household £5,000 by investing in even lower prices for customers.
- We are able to monitor and improve our checkout service using our new thermal imaging technology. A renewed focus on reducing queues for customers has delivered significant improvements – with a remarkable 22.5 million more customers benefiting from our 'one-in-front' promise. Customers recognise Tesco as offering the best checkout service in the market.
- The broad appeal of the Tesco brand drives our work on ranges. We have seen solid growth across our food categories. We launched a comprehensive update of our Healthy Living range in January – and customer feedback has been very good. Our Organics range is still growing well and Finest is now the UK's biggest brand – with sales of £1.2 billion. Last week, we did our first big event of the year on Value, delivering great prices for customers right across the store.
- On-shelf availability, which we measure using our in-store picking of tesco.com orders, has improved again and more customers are able to buy everything they want when they shop at Tesco. We have made particularly strong progress on fresh availability with projects including better weather forecasting and working with our suppliers to reduce lead times.
- All 7,000 of our eligible own-brand products now carry our GDA nutritional signpost labels. We have created a system that is easy to understand and practical to use and sales data confirms we have made a genuine impact on customer behaviour.

Step-Change We delivered efficiency savings of well over £350m in the year, significantly ahead of plan, through our Step-Change programme, which brings together many initiatives to make what we do better for customers, simpler for staff and cheaper for Tesco. We have picked up the pace of a number of these often long-term cross-functional projects and plan to deliver even higher savings in the current year of around £450m. Most of these savings are reinvested to improve our offer for customers.

Some examples of these projects are:

> We have stepped up our investment in energy saving across the business, delivering significant reductions in consumption and helping us to absorb rising utility costs.

> Savings in supply chain from further improvements in shelf-ready merchandising, increased vehicle utilisation and more productive work methods in depots and stores have risen, with more to come.

> The introduction of new checkout technology for stores, which is faster, more accurate and easier for staff, has continued to reduce costs and improve customer service.

> We now have nearly 3,000 employees at our Hindustan Support Centre in Bangalore, India, which provides IT and administrative support to our UK and International operations – from software development to management accounting and payroll.

New space We opened a total of 2.0m square feet of new sales area, of which 489,000 square feet was in-store extensions, principally for Extra. We opened another 19 Extra hypermarkets – nine from extensions to existing stores, ten from new stores, bringing the total to 166, with a further 11 planned this year. Extra now represents 41% of our total sales area. We also opened 17 new superstores and 103 new Express stores, bringing the overall total number of Tesco stores to 1,608.

Competition Commission We are continuing to work with the Competition Commission on the final stages of their inquiry into the grocery industry. We look forward to the publication shortly of their final report. This is a very competitive industry from which consumers benefit hugely. We hope that the regulatory authorities will give due weight to this and to the need to avoid costly and burdensome new regulation, which discourages the pace of innovation that has served the industry and consumers so well.

Non-food operations

Tesco's general merchandise business has been resilient despite the challenges posed by weakening demand in a number of categories – and it remains an important contributor to our growth as we improve our offer for customers to drive market share. Because our customers increasingly recognise the quality, breadth and value of our offer, Tesco non-food sales, whilst growing less rapidly than in previous years, remained robust and again grew faster than our core business, helped by a successful first full season for Tesco Direct.

Sales growth in the UK was 9% in the year, with total non-food sales increasing to £8.3bn (included in reported UK sales). Sales growth moderated in the second half, but in reducing to 8% growth after a 10% increase in the first half, we were able to outperform strongly the market for general merchandise as a whole. We saw particularly pleasing growth in hardlines, whilst clothing sales, though well ahead of the market, grew more slowly – by 6% in the year as a whole. Including £3.5bn in International, where sales grew by 20% at constant prices, Group non-food sales rose 12% to £11.8bn.

Entertainment sales strengthened during the second half, helped by a stronger programme of new DVD and games releases. The transition to in-house sourcing of our entertainment offer has gone well. Health & beauty also saw an improving trend. Consumer electronics saw very strong growth (31%), with particularly large increases in the sales of flat-screen televisions, laptop computers and digital cameras. Other strong categories include DIY, furniture and books.

Tesco Direct Our new general merchandise business, which is designed to extend the reach of our non-food offer by making it more available to customers who cannot access one of our Extra stores, is now established and thriving. We started Tesco Direct in a low-key way – with initially 8,000 products offered online and 1,500 by catalogue, including new categories such as furniture and last March, we successfully launched a more comprehensive offer.

Our latest catalogue, the third of our big books, which was launched last month, demonstrates the growing strength of our offer. We have 11,000 products online and 7,000 in the catalogue. The breadth of range is similar but we have refined the mix of products, increasing the proportion of higher ticket items. Service levels and availability for customers have also seen steady improvement.

Customer response has been very positive with order volumes rising season by season. As well as wider ranges, Tesco Direct provides customers with the choice of ordering online, by phone or in selected stores and the option to pick up items from some stores is proving very popular. We have desks in 200 stores with plans to add a further 80 by the end of the year, which will mean that most areas of the country will be served.

Sales are growing well, and last year, we comfortably exceeded our plan to generate turnover in excess of £150m – delivering sales of almost £180m. Start-up costs and initial operating losses on Direct were £25m, up on last year and we expect these to reduce this year to around £20m.

Homeplus We are extending the trial of our general merchandise-only stores to a further ten large sites, including our new store at Cribbs Causeway, Bristol, which will open this summer, selling some Tesco Direct products from stock.

Dobbies The acquisition of a majority share in Dobbies Garden Centres PLC was completed at the end of the first half and with our 65.5% ownership of the business we are now implementing the strategy we outlined for the business at the time the offer was announced. Dobbies is a strong business, already a leading innovator in its market and with Tesco's resources, it will be able to expand more rapidly towards national coverage. It will also become a platform for the group to encourage green consumption – by developing an offer for customers who are looking for sustainable solutions – from water recycling, to wind and solar power. In April 2008, Dobbies announced an open offer of new shares to raise £150m of additional capital to fund expansion.

Retailing services operations

Our efforts to bring simplicity and value to sometimes complicated markets are behind the success of our retailing services businesses. Underpinning our services strategy is a strong economic model, based around leveraging existing assets – either our own or a partner's – so that we can simultaneously price our services competitively for customers and also achieve high returns for shareholders.

Tesco Personal Finance (TPF) TPF is ten years old this year and 2007/8 was a successful one for our joint venture with Royal Bank of Scotland – with 1.7m new customers being attracted by a substantial increase in its range to 26 products, spanning credit cards to pet insurance and bureaux de change. New products were launched in health insurance, dental insurance and internet savings accounts. Most products are available online, where over 50% of new sales are now made, after a 20% rise in internet business in the year. The Tesco Compare website, which allows customers to compare price and non-price product features across a wide range of providers, has been very successful.

Whilst profits were flat in the year, this was after absorbing £31m of additional home insurance claims linked to last summer's severe floods in Yorkshire and the Thames and Severn valleys.

Tesco.com had another excellent year, with our online businesses achieving a 31% increase in sales to £1.6bn and a 49% increase in profit to £124m (before initial operating losses on Tesco Direct), helped by improved order picking productivity. Customer numbers once again saw strong growth – we saw 20% growth in new customers during the year leaving more than one million active customers by the year end. Product availability has improved again, with more customers receiving everything they order, and this has been helped by the strong growth in bag-less delivery to customers, which was launched only in the first half but which now represents 40% of all orders. We have also seen an improvement in delivery slot availability of more than 10% and our Croydon dotcom-only store is now profitable and handling orders with a value of over £1m per week.

Tesco Telecoms Our telecoms business made very good progress, with promising growth in sales across our mobile, home phone and branded phone operations. Tesco Mobile, our joint venture with O_2, moved from a small loss in 2006/7 to an encouraging level of profitability – in its fifth year of operation. Sales were up 39% mainly as a result of strong growth in its customer base, which grew by a quarter of a million during the year; the second highest net subscriber increase in its market. Mobile also remained the best service for overall customer satisfaction throughout 2007. Hardware sales, including handsets, grew well in the year, driving over 35% growth in our branded telecoms hardware business.

Resources and relationships

Customers Our customers have told us what they want from an 'Every little helps' shopping trip and this year 300,000 shared their ideas on how to improve the shopping trip for all customers, including those who attended our in-store Customer Question Time sessions. Clubcard also helps us to understand what our customers want, whilst allowing us to thank them for shopping with us – this year we gave away over £380m in Clubcard vouchers. In the next year we plan to launch versions of Clubcard in Thailand, Hungary, Turkey, Slovakia and the Czech Republic.

We don't always get it right but we try to make our customers' shopping trip as easy as possible, reduce prices where we can to help them spend less and give them the convenience of shopping when and where they want – in small stores, large stores or online.

Employees With over 440,000 staff in 13 countries, we play an important role in creating employment, fostering skills and generating economic development. Our people are our most important asset. Looking after our staff so that they can look after our customers is one of the core values of the business. We are committed to providing market-leading working conditions for our staff and we encourage our suppliers to do the same.

In the UK, we offer our staff a market-leading package of pay and benefits:

Employee share schemes Through share ownership and share incentive schemes, over 170,000 of our people have a personal stake in Tesco. Staff were awarded shares worth a record £85m last May under our Shares in Success scheme. 52,000 staff were able to benefit when Save As You Earn schemes matured in February, giving them access to shares worth £175m.

Training and development We are committed to developing our people to bring out the best in everyone and do what we can to enable all our people to reach their potential. All our staff have access to training programmes and personal development planning to ensure that they have the right skills to do their job.

Diversity and inclusivity We strive to provide an inclusive environment where all difference is valued, people are able to be themselves, enjoy coming to work and realise their full potential, regardless of their gender, marital status, race, age, sexual preference and orientation, colour, creed, ethnic origin, religion or belief, or disability.

Suppliers To be a successful, sustainable business we have to ensure that our drive to bring cheaper prices is achieved without compromising our standards, reducing quality, damaging the environment or harming the suppliers and workers who produce the goods we sell. So we take a partnership approach to working with suppliers – sharing our knowledge and listening to suppliers' feedback. This includes providing technical expertise, advice and insight into customer trends and making regular payments, on time.

We are one of four signatories to the UK Government's statutory Supermarkets Code of Practice. Since the Code's introduction we have run tailored training for all Tesco buyers to promote understanding and compliance. If problems do arise in supplier relationships we aim to air and resolve them through constructive discussion. To aid this process, three years ago we appointed a Code Compliance Officer to hear formal complaints, confidentially if requested, and we hope that our annual Supplier Viewpoint Survey encourages suppliers to give us more feedback on our relationships. Our target is for feedback to show that at least 90% of our UK suppliers view Tesco as being trustworthy, reliable, consistent, clear, helpful and fair.

We carry out ethical audits and target ourselves to cover 100% of our high risk own brand suppliers and ensure all commercial teams have received training on supply chain labour standards. This year we carried out significantly more audits than the previous year – 455 compared to 221. However the number of sites to be audited also increased significantly to 623 and were disproportionately allocated a high risk rating as the business continues to expand into non-food areas. The introduction of the Sedex risk assessment tool in September 2007 also had an impact as a proportion of medium risk suppliers were reclassified as high risk. As these changes did not occur until late in the financial year and resources had already been allocated to improving our auditing programme, we failed to meet our target. To help us meet our target in future years, we have increased the resource in our ethical trading team to cope with the higher number of suppliers as our business grows.

Community, environment and corporate responsibility

People tell us they want us to use our size and reach to be a force for good in society. To help us meet this challenge we decided in 2006 to introduce a new Community Plan. This is part of our Steering Wheel, setting out objectives that the business will deliver. It will ensure we provide the right resources, energy and focus to meet the expectations of our customers and other stakeholders in this area.

We have made significant progress this year on the Community Plan and on our key objectives of being a good neighbour in the communities we serve and being fair, responsible and honest, particularly on the environment. This has been recognised through our continued inclusion in FTSE4Good and Dow Jones Sustainability indices.

Environment We have made strides towards a revolution in green consumption – incentivising the environmental option and making it affordable.

> Through our unique Green Clubcard scheme, we have reduced carrier bag use by over one billion, more than any other retailer, and we are on track to save an extra billion bags in the next year. We are also on target to sell ten million energy-efficient lightbulbs in a year as part of the Climate Group's 'Together' campaign.

> We have halved our energy use per square foot since 2000, two years ahead of target. In the UK, the carbon intensity of our new stores opened after 1 March 2006 has been reduced by 22% since last year. Partly through innovations like transporting wine by canal, we have cut our UK CO_2 emissions per case delivered by over 10% over the past year.

> We have invested £25m to create a Sustainable Consumption Institute at Manchester University. Bringing together world-leading experts from various disciplines, the Institute will help lead the way to a low-carbon economy.

> We opened our fourth UK environmental store in Shrewsbury in 2007, and have now built environmental stores in six countries outside the UK. Our Shrewsbury store has a carbon footprint 60% lower than a standard store of a comparable size. It makes use of more natural light, recycled and re-useable materials and the UK's first fleet of battery-powered home delivery vans. We have also invested significantly in energy-saving technology in China, the Czech Republic, Hungary, Ireland, Poland, Slovakia, South Korea, Turkey, Thailand and the US.

Nutrition We continued our roll-out of front-of-pack GDA nutritional labelling across the group including Turkey, South Korea and Poland, where 33% of our products are now labelled, and Ireland, which now includes over 5,000 labelled food items. Customers tell us they find these labels very helpful in making informed choices. In the UK, we are still the only supermarket where all relevant products carry the labels – over 7,000 in total – with a further 13,000 now also carried on manufacturer-branded goods.

Community Our staff achieved our most successful 'Charity of the Year' ever, raising £4.4m for the British Red Cross. As well as donating £100,000 to the British Red Cross flood appeal last summer, our staff provided essential hygiene, food items and much of the bottled water for affected communities in key parts of the South-West.

We have opened five new regional buying offices in England, joining the existing offices in Scotland, Wales and Northern Ireland. We introduced 1,000 new local lines last year taking the total to over 3,000. We now sell 200,000 litres of 'localchoice' milk each week in the UK, helping customers to support small dairy farmers in their local area.

We have helped 1.5m people to get active this year, including through Cancer Research UK's Race for Life, which saw 665,000 people taking part in 5km runs, including over 21,000 Tesco staff.

We launched a new partnership with the Football Association (FA) as part of our plan to help two million people get active in the run up to the London 2012 Olympics. The FA Tesco Skills Programme supports grassroots football, inspiring children between ages 5 and 11 to get active in their local communities. We have already delivered football coaching to over 250,000 children.

We also continue to make a difference locally through our Computers for Schools programme which now offers 'eco-quiet' PCs as part of a catalogue of over 700 products. Since the start of the scheme 16 years ago we have given away over £118m worth of equipment. Through new store openings and refits in China we have sponsored more than 7,000 disadvantaged students to cover their schooling and textbooks. In Poland, half the schools (15,000) took part in their sixth year of Tesco for Schools, whilst in Hungary, we set up local partnerships with schools and colleges, donating around £50,000 and contributing recycled computers.

This year, we have launched Community Plans in eight countries bringing together a range of community, environmental and health projects, tailored to local market needs and the remaining three will be starting soon. A number of our more mature markets now have comprehensive community and environment programmes. In South Korea, for example, we have 50 culture centres in our stores which offer up to 350 different educational and cultural programmes ranging from dance to cookery classes.

The year ahead

> We will take the reduction of single-use carrier bags to the next level, achieving a 50% reduction compared to 2006 by continuing to focus on incentives rather than penalties.

> We will launch the first phase of our trial for carbon labelling our products in the coming weeks, in conjunction with the Carbon Trust, and will help customers become familiar with the new currency of CO_2.

> We will appoint Community Champions to 50 stores. These members of staff are dedicated to making sure that our stores reach out to more people in local communities.

> We will support our new Charity of the Year, Marie Curie Cancer Care, to fund an additional 125,000 hours of nursing care for terminally ill patients.

> We will build the largest privately-funded solar facility in the Czech Republic at our Postrizin distribution centre.

Alcohol Earlier this year we made an offer to government that we would play a positive part in any discussions initiated by them on measures to ensure a responsible approach to alcohol pricing and promotions. Competition law prevents the industry from taking this forward in collaboration. We maintain this offer and have in the meantime reinforced our responsible 'Think 21' approach by giving staff further dedicated training on responsible alcohol sales, with a particular focus on the social and health impacts of under-age drinking. We are also talking to customers about the role we can play in tackling problem drinking and how we can better help them make responsible choices.

Risks and uncertainties

Introduction Risk is an accepted part of doing business. The real challenge for any business is to identify the principal risks it faces and to develop and monitor appropriate controls. A successful risk management process balances risks and rewards and relies on a sound judgement of their likelihood and consequence.

The Board has overall responsibility for risk management and internal control within the context of achieving the Group's objectives. Our process for identifying and managing risks is set out in more detail from page 22 of the Corporate Governance section of this Annual Report and Financial Statements. The key risks faced by the Group and relevant mitigating factors are set out below.

Business strategy If our strategy follows the wrong direction or is not effectively communicated then the business may suffer. We need to understand and properly manage strategic risk in order to deliver long-term growth for the benefit of all our stakeholders. Our strategy is based on five elements: to grow the core UK business, be as strong in non-food as in food, develop retailing services, become a successful international retailer and put the community at the heart of what we do. Pursuit of this five-part strategy has allowed the business to diversify and, at a strategic level, diversification and pursuit of growth in emerging markets have the effect of reducing overall risk by avoiding reliance on a small number of business areas. However, by its very nature, diversification also introduces new risks to be managed in areas of the business that are less mature and less fully understood.

To ensure the Group continues to pursue the right strategy, the Board discusses strategic issues at every Board meeting, and dedicates two full days a year to reviewing the Group's strategy. The Executive Committee also holds specific sessions to discuss strategy on a regular basis. We have structured programmes for engaging with all our stakeholders including customers, employees, investors, suppliers, government, media and non-governmental organisations. We also invest significant resources in ensuring our strategy is communicated well and understood by the parties who are key to delivering it. The business operates a Steering Wheel – a balanced scorecard process whereby we set goals for different areas of the business and assess our overall progress on a quarterly basis – in all countries and significant business units such as Dotcom to help manage performance and deliver business strategy.

Financial strategy and Group treasury risk The main financial risks of the Group relate to the availability of funds to meet business needs, the risk of default by counterparties to financial transactions, and fluctuations in interest and foreign exchange rates.

The Treasury function is mandated by the Board to manage the financial risks that arise in relation to underlying business needs. The function has clear policies and operating parameters, and its activities are routinely reviewed and audited. The function does not operate as a profit centre and the undertaking of speculative transactions is not permitted. A description of the role of the Finance Committee and Internal and External Audit is set out in the Corporate Governance section on page 23.

Operational threats and performance risk in the business There is a risk that our business may not deliver the stated strategy in full, particularly since, like all retailers, the business is susceptible to economic downturn that could affect consumer spending. The continuing acquisition and development of property sites also forms an intrinsic part of our strategy and this carries inherent risks.

We try to deliver what customers want better than our competitors by understanding and responding to their behaviour. All of our business units have stretching targets based on the Steering Wheel and the performance of business units is monitored continually and reported regularly to the Board. We manage the acquisition and development of our property assets carefully. We consider and assess in detail every site at each stage of acquisition and development and ensure that relevant action is taken to minimise any risks.

Our aim is to have broad appeal to all customers in our different markets, minimising the impact of changes to the economic climate.

Competition and consolidation The retail industry is highly competitive. The Group competes with a wide variety of retailers of varying sizes and faces increased competition from UK retailers as well as international operators in the UK and overseas.

Failure to compete with competitors on areas including price, product range, quality and service could have an adverse effect on the Group's financial results.

We aim to have a broad appeal in price, range and store format in a way that allows us to compete in different markets. We track performance against a range of measures that customers tell us are critical to their shopping trip experience and we constantly monitor customer perceptions of ourselves and our competitors to ensure we can respond quickly if we need to.

People capabilities Our greatest asset is our employees. It is critical to our success to attract, retain, develop and motivate the best people with the right capabilities at all levels of operations. We review our people policies regularly and are committed to investing in training and development and incentives for our people. Our 'Talent Planning' process helps individuals achieve their full potential. We also carry out succession planning to ensure that the needs of the business going forward are considered and provided for. There are clear processes for understanding and responding to employees' needs through our People Matters Group, staff surveys, regular performance reviews, involvement of trade unions in relevant markets and regular communication of business developments.

Reputational risk As the largest retailer in the UK, expectations of the Group are high. Failure to protect the Group's reputation and brand could lead to a loss of trust and confidence. This could result in a decline in the customer base and affect the ability to recruit and retain good people.

Like other companies we must consider potential threats to our reputation and the consequences of reputational damage. Emotional loyalty to the Tesco brand has helped us diversify into new areas like retail services and non-food and we recognise the commercial imperative to do the right thing for all our stakeholders and avoid the loss of such loyalty. The 'Tesco Values' are embedded in the way we do business at every level and our Code of Ethics guides our behaviour in our dealings with customers, employees and suppliers.

We engage with stakeholders in every sphere to take into account their views and we try to ensure our strategy reflects them. The launch of the Community Plan in 2006 has demonstrated our commitment to tackling a wide range of societal and environmental issues. We have high level committees, including the Executive Committee, Corporate Responsibility Committee and Compliance Committee, to help guide and monitor our policies.

Environmental risks Our key environmental risks are related to minimising energy usage in stores and transportation, waste management and our ability to respond to consumer concerns in this area. We develop environmental policy through engaging with key stakeholders and experts in this field to achieve sustainable growth and minimise our environmental impacts. The Group's approach is brought together in a consistent manner by the Executive Committee.

Policy is reviewed regularly by the Executive Committee, Compliance Committee and Corporate Responsibility Committee. We recognise the opportunities for competitive advantage through energy efficiency and look for continuous improvement through innovations and better ways to help customers act responsibly towards the environment.

Product safety The safety and quality of our products is of paramount importance to Tesco as well as being essential for maintaining customer trust and confidence. A breach in confidence could affect the size of our customer base and hence financial results.

We have detailed and established procedures for ensuring product integrity at all times, especially for our own-label products. There are strict product safety processes and regular management reports. We work in partnership with suppliers to ensure mutual understanding of the standards required. We also monitor developments in areas such as health, safety and nutrition in order to respond appropriately to changing customer trends and new legislation. We have clear processes for crisis management, pulling together expert teams should we need to respond quickly on issues.

Health and safety risks While the safety of our staff and customers is of the utmost importance to us, if we are unable to provide safe environments for our staff and customers this could lead to injuries or loss of life.

We operate stringent health and safety processes in line with best practice in our stores, distribution centres and offices, which are monitored and audited regularly. KPIs for preventing health and safety incidents form an intrinsic part of our Steering Wheels across the business, and performance against these KPIs is reported quarterly. Our Group Compliance Committee and the compliance committees in our international businesses monitor the level of compliance with health and safety laws and our internal policies on a regular basis.

Ethical risks in the supply chain More than 1.8 million people in over 90 countries work for direct suppliers to Tesco and the supply chain is made of complex relationships – from individual farmers and growers through to processors, manufacturers and distributors. At the heart of our values is our belief that we should treat people as we like to be treated and we have a responsibility to help workers in our supply chain enjoy fair labour standards. We therefore require our suppliers to meet strict criteria on labour standards, and as a founder member of the Ethical Trading Initiative (ETI) we expect all our suppliers to follow the ETI base code and guarantee their workers the rights set out within it. There is, however, a risk that any part of the supply chain might not adhere to these high standards.

To minimise this risk we only work with suppliers who can demonstrate that they are committed to the ETI code and share our values. We use Supplier Ethical Data Exchange (SEDEX) to carry out risk assessment of all our direct suppliers and all medium and high-risk suppliers must undergo an extensive, independent ethical audit. We have in the last year introduced a comprehensive programme of audit improvements, including more unannounced audits, a new Trading Fairly strategy and an industry-leading Auditor Recognition programme, which involves our use only of individual auditors who have been assessed for competence. We have also sought to involve more multi-stakeholder representatives on our audits to improve workforce engagement and enable activists to see and feedback on our approach. We work with suppliers to identify any problems and, where they exist, support them in taking action to improve standards for their workers.

We have also invested heavily in building the labour standards capabilities of our suppliers and our own commercial teams in the last year, including rolling out extensive training, to help them identify and avoid issues before they arise. We also work with businesses, governments, Non-governmental organisations (NGOs) and others to tackle complex and systemic problems that we cannot solve on our own. As well as having a key role in the ETI we also work closely with the Global Social Compliance Programme and other groups in specific industries or regions, including the Wine and Agriculture Ethical Trade Association in South Africa and the Environmental Justice Foundation in Uzbekistan.

Fraud and compliance As the business grows in size and geographical spread, the risk of occurrence of fraudulent behaviour by our employees increases. Whilst the vast majority of our staff are completely honest, there remains the potential for fraud and other dishonest activity at all levels of the business from the shop floor to senior management.

The Group takes extensive steps to reduce this risk. Relevant accounting and other procedures and controls at all levels are clearly set out and audited across the business to reduce the risk of fraud. The Group gives clear guidance on behaviour to employees through the Tesco Values and the Code of Ethics. Internal Audit undertakes detailed investigations into all areas of the business and highlights its findings to the Audit Committee. The Compliance Committee formulates and monitors the implementation of, and compliance with appropriate policies on key areas of ethical behaviour, including fraud.

Property We have stretching targets for delivering new space in the UK and overseas, and may face challenges in finding suitable sites and obtaining planning or other consents to enable sites to be acquired and developed. The complexity of many of our property developments is increasing, especially the growing number of mixed-use schemes. We also have to comply with design and construction standards which vary significantly from country to country.

Our Property Acquisition Committees and other related committees in the UK, Europe, Asia and the US closely control all aspects of the property acquisition, planning and construction processes, to ensure that applicable standards are met and financial risks are minimised. Our Group and country compliance committees also monitor compliance with applicable legal and regulatory requirements in all aspects of our property activities.

Non-food risks As the proportion of our business represented by non-food products increases, there is a risk that a downturn in consumer confidence may affect the level of demand for products which consumers may regard as non-essential.

We make every effort to ensure that our non-food products are competitively priced to offer a broad range of products ranging from value to the luxury end of the market, in order to cater for the needs of as wide a range of customers as possible.

IT systems and infrastructure The business is dependent on efficient information technology (IT) systems. Any significant failure in the IT processes of our retail operations (e.g. barcode scanning or supply chain logistics) would impact our ability to trade. We recognise the essential role that IT plays across our operations in allowing us to trade efficiently and so that we can achieve commercial advantage through implementing IT innovations that improve the shopping trip for customers and make life easier for employees. We have extensive controls in place to maintain the integrity and efficiency of our IT infrastructure and we share systems from across our international operations to ensure consistency of delivery.

Regulatory and political environment We are subject to a wide variety of regulations in the different countries in which we operate because of the diverse nature of our business. Tesco may be impacted by regulatory changes in key areas such as planning laws, trading hours, and tax rules as well as by scrutiny by the competition authorities, who have been carrying out enquiries in the UK, Ireland and elsewhere. We may also be impacted by political developments in the countries in which we operate. We consider these uncertainties in the external environment when developing strategy and reviewing performance. We remain vigilant to future changes. As part of our day-to-day operations we engage with governmental and non-governmental organisations to ensure the views of our customers and employees are represented and try to anticipate and contribute to important changes in public policy wherever we operate.

Activism and terrorism A major incident or terrorist event incapacitating management, systems or stores could impact on the Group's ability to trade. In addition to contingency plans, we have security systems and processes that reflect best practice.

Pension risks The Group's pension arrangements are an important part of our employees' overall benefits package especially in the UK. We see them as a strong contributor to our ability to attract and retain good people, our Group's greatest asset. Since the implementation of IAS 19 there is a risk that the accounting valuation deficit (which is recorded as a liability on the Group Balance Sheet) could increase if returns on corporate bonds are higher than the investment return on the pension scheme's assets. The Group has considered its pension risks and has taken action by reducing risk in its investment strategy.

Joint venture governance and partnerships As we continue to enter into new partnerships and joint ventures as well as developing existing arrangements, there remains an inherent risk in managing these partnerships and joint ventures. It is more difficult to guarantee the achievement of joint goals that affect our partners and we rely on partners to help achieve such goals. We may also be impacted by reputational issues which affect our partners. We choose partners with good reputations and set out joint goals and clear contractual arrangements from the outset. We monitor performance and governance of our joint ventures and partnerships.

Financial review

The main financial risks faced by the Group relate to the availability of funds to meet business needs, the risk of default by counterparties to financial transactions, and fluctuations in interest and foreign exchange rates. These risks are managed as described below. The Group Balance Sheet position at 23 February 2008 is representative of the position throughout the year.

Funding and liquidity The Group finances its operations by a combination of retained profits, long and medium-term debt, capital market issues, commercial paper, bank borrowings and leases. The objective is to ensure continuity of funding. The policy is to smooth the debt maturity profile, to arrange funding ahead of requirements and to maintain sufficient undrawn committed bank facilities, and a strong credit rating so that maturing debt may be refinanced as it falls due.

The Group's long-term credit rating remained stable during the year. Tesco Group is rated A1 by Moody's and A+ by Standard and Poor's. New funding of £3.0bn was arranged during the year, including a net £0.9bn from property transactions, £1.1bn from an issue of US denominated senior notes and £1.0bn from medium-term notes (MTNs). At the year end, net debt was £6.2bn (last year £4.9bn).

Interest rate risk management The objective is to limit our exposure to increases in interest rates while retaining the opportunity to benefit from interest rate reductions. Forward rate agreements, interest rate swaps, caps and collars are used to achieve the desired mix of fixed and floating rate debt.

The policy is to fix or cap a minimum of 40% of actual and projected debt interest costs. At the year end, £2.5bn of debt was in fixed rate form (last year £2.3bn) with a further £0.9bn of debt capped or collared, therefore 55% (2007 – 67%) of net debt is fixed, capped or collared. The remaining balance of our debt is in floating rate form. The average rate of interest paid on a historic cost basis excluding joint ventures and associates this year was 4.5% (last year 4.8%).

Foreign currency risk management Our principal objective is to reduce the effect of exchange rate volatility on short-term profits. Transactional currency exposures that could significantly impact the Group Income Statement are hedged, typically using forward purchases or sales of foreign currencies and currency options. At the year end, forward foreign currency transactions, designated as cash flow hedges, equivalent to £1,198m were outstanding (2007 – £764m) as detailed in note 20. We hedge the majority of our investments in our international subsidiaries via foreign exchange transactions in matching currencies. Our objective is to maintain a low cost of borrowing and hedge against material movements in our Group Balance Sheet value. During the year, currency movements increased the net value of the Group's overseas assets by £284m (last year increase of £77m). We translate overseas profits at average foreign exchange rates which we do not currently seek to hedge.

Credit risk The objective is to reduce the risk of loss arising from default by parties to financial transactions across an approved list of counterparties of high credit quality. The Group's positions with these counterparties and their credit ratings are routinely monitored.

Tesco Personal Finance (TPF) TPF lending is predominantly to individuals through its credit card and unsecured personal loan products. TPF has also developed a significant insurance business, with motor insurance a major component. TPF risk is managed by observing and adopting industry best practices and drawing upon the expertise and systems of the Royal Bank of Scotland Group, including its subsidiary Direct Line.

All policies pertaining to risk within TPF are subject to the governance procedures of the Royal Bank of Scotland Group and ratified by the TPF Board, which has representation from both Tesco and the Royal Bank of Scotland Group. This has delivered a portfolio of products with strong asset quality. This asset quality is maintained through proactive risk management, both at the time of acquisition and ongoing account maintenance.

The Tesco Group would support its 50% share of any further funding TPF might require to sustain liquidity ratios. However, we believe that provisions for bad debts and insurance losses (supported by re-insurance of significant risks) are at prudent levels.

Insurance We purchased Assets, Earnings and Combined Liability protection from the open insurance market at 'catastrophe' level only. The risk not transferred to the insurance market is retained within the business by using our captive insurance companies, Tesco Insurance Limited in Guernsey and Valiant Insurance Company Limited in the Republic of Ireland. Tesco Insurance Limited covers Assets and Earnings, while Valiant Insurance Company Limited covers Combined Liability.

Statement of compliance

This Business Review has been prepared in accordance with the requirements for a business review under the Companies Acts 1985 and 2006.

The Business Review's intent is to provide information to shareholders and should not be relied on by any other party or for any other purpose.

Cautionary statement regarding forward-looking information

Where this review contains forward-looking statements, these are made by the Directors in good faith based on the information available to them at the time of their approval of this report. These statements should be treated with caution due to the inherent risks and uncertainties underlying any such forward-looking information.

The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under 'Risks and uncertainties' on pages 14 to 17 of this document.

Other information

Additional financial and non-financial information, including press releases and year end presentations, can be accessed on our website www.tesco.com/annualreport08 and also in our Corporate Responsibility Review 2008.

General information

Principal activity, business review and future developments The principal activity of the Group is retailing and associated activities in the UK, the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia, Turkey, Thailand, South Korea, Malaysia, Japan, China and the US.

For a review of the business of the Group including: a description of the key activities, future developments and an analysis of the key risks and uncertainties (including financial risk management strategy), see the Business Review on pages 3 to 17 of this document.

Group results Group revenue rose by £4.7bn to £47.3bn, representing an increase of 11%. Group profit before tax increased by £150m, to £2,803m. Profit for the year was £2,130m, of which £2,124m was attributable to equity holders of the Parent Company.

Dividends The Directors recommend the payment of a final dividend of 7.70p per ordinary share, to be paid on 4 July 2008 to members on the Register at the close of business on 25 April 2008. Together with the interim dividend of 3.20p per ordinary share paid in December 2007, the total dividend for the year will be 10.90p compared with 9.64p for the previous year, an increase of 13.1%.

Fixed assets Capital expenditure (excluding business combinations) amounted to £3.9bn compared with £3.0bn the previous year. In the Directors' opinion, the properties of the Group have a market value in excess of the carrying value of £16.9bn included in these financial statements. In the year we received net proceeds of approximately £860m from our new property joint venture with The British Land Company PLC and property disposals to Prudential plc.

Share capital The authorised and called-up share capital of the Company, together with details of the shares allotted and bought back during the year, are shown in note 25 of the financial statements. Details of treasury shares held by Tesco PLC are shown in note 26 of the financial statements.

Company's shareholders The Company has been notified that as at the date of this report, the following shareholders own more than 3% of the issued share capital of the Company:

Legal & General Assurance (Pensions Management Limited) 4.97%
Barclays 4.29% (Barclays Global Investors – 1.72%, Barclays PLC – 2.57%)

Except for the above, the Company is not aware of any ordinary shareholders with interests of 3% or more in the issued share capital of the Company.

Articles of Association The Company's Articles of Association may only be amended by special resolution at a General Meeting of the shareholders.

Directors and their interests The Directors who served during the year were:

> Mr D E Reid;
> Mr R F Chase CBE;
> Sir Terry Leahy;
> Mr R Brasher;
> Mr P A Clarke;
> Mr A T Higginson;
> Mr T J R Mason;
> Miss L Neville-Rolfe CMG.
> Mr D T Potts;
> Mr C L Allen CBE;
> Mrs K Cook;
> Mr E M Davies CBE;
> Dr H Einsmann;
> Mr K J Hydon;
> Ms C McCall; and

Ms McCall resigned from the Board on 10 April 2008.

The biographical details of the present Directors are set out in the separately published Annual Review and Summary Financial Statement 2008.

Mr Allen, Mr Chase, Mrs Cook, Dr Einsmann, Sir Terry Leahy and Mr Mason retire from the Board by rotation and, being eligible, offer themselves for re-election. The interests of Directors and their immediate families in the shares of Tesco PLC, along with details of Directors' share options, are contained in the Directors' Remuneration Report set out on pages 25 to 38.

At no time during the year did any of the Directors have a material interest in any significant contract with the Company or any of its subsidiaries.

A qualifying third-party indemnity provision as defined in Section 309 B (1) of the Companies Act 1985 is in force for the benefit of each of the Directors and the Company Secretary (who is also a Director of certain subsidiaries of the Company) in respect of liabilities incurred as a result of their office, to the extent permitted by law. In respect of those liabilities for which Directors may not be indemnified, the Company maintained a Directors' and officers' liability insurance policy throughout the financial year.

Employment policies The Group depends on the skills and commitment of its employees in order to achieve its objectives. Staff at every level are encouraged to make their fullest possible contribution to the success of Tesco. A key business priority is to deliver an 'Every little helps' shopping experience for customers. Ongoing training programmes seek to ensure that employees understand the Group's customer service objectives and strive to achieve them. The Group's selection, training, development and promotion policies ensure equal opportunities for all employees regardless of factors such as gender, marital status, race, age, sexual preference and orientation, colour, creed, ethnic origin, religion or belief, or disability. All decisions are based on merit.

Internal communications are designed to ensure that employees are well informed about the business of the Group. These include a new staff newspaper 'The One' and the equivalents in our overseas businesses, videos and staff briefing sessions. Staff opinions are frequently researched through surveys and store visits. We work to deliver 'Every little helps' for all our people across the Group. Employees are encouraged to become involved in the financial performance of the Group through a variety of schemes, principally the Tesco employee profit-sharing scheme (Shares in Success), the savings-related share option scheme (Save As You Earn) and the partnership share plan (Buy As You Earn).

Political and charitable donations Cash donations to charities amounted to £22,655,173 (2007 – £17,698,393). Contributions to community projects including cause-related marketing, gifts-in-kind, staff time and management costs amounted to £54,542,913 (2007 – £43,412,965). There were no political donations (2007 – £nil). During the year, the Group made contributions of £45,023 (2007 – £41,608) in the form of sponsorship for political events: Labour Party £13,040; Liberal Democrat Party £5,850; Conservative Party £5,786; Scottish Labour Party £500; Scottish National Party £2,000; Fine Gael £1,397; Plaid Cymru £450; trade unions £16,000.

Supplier payment policy Tesco PLC is a signatory to the CBI Code of Prompt Payment. Copies of the Code may be obtained from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU. Payment terms and conditions are agreed with suppliers in advance. Tesco PLC has no trade creditors on its Balance Sheet. The Group pays its creditors on a pay on time basis which varies according to the type of product and territory in which the suppliers operate.

Going concern The Directors consider that the Group and the Company have adequate resources to remain in operation for the foreseeable future and have therefore continued to adopt the going concern basis in preparing the financial statements. As with all business forecasts, the Directors' statement cannot guarantee that the going concern basis will remain appropriate given the inherent uncertainty about future events.

Events after the Balance Sheet date
On 9 April 2008, Dobbies Garden Centres PLC, a majority owned subsidiary of the Group, announced plans to raise £150m through an open offer of shares. Dobbies Garden Centres PLC will seek shareholder approval at an Annual General Meeting on 21 May 2008 to issue up to 12.45 million shares on a six for five basis at 1,200p per share. Tesco PLC will underwrite the offer.

Auditors A resolution to re-appoint PricewaterhouseCoopers LLP as auditors of the Company and the Group will be proposed at the Annual General Meeting.

Directors' statement of disclosure of information to auditors
Having made the requisite enquiries, the Directors in office at the date of this Annual Report and Financial Statements have each confirmed that, so far as they are aware, there is no relevant audit information (as defined by Section 234 ZA of the Companies Act 1985) of which the Group's auditors are unaware, and each of the Directors has taken all the steps he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that the Group's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of Section 234 ZA of the Companies Act 1985.

Annual General Meeting (AGM) A separate circular explains the special business to be considered at the Annual General Meeting on 27 June 2008.

Directors' report on corporate governance
Tesco PLC recognises that good governance helps the business to deliver strategy, generate shareholder value and safeguard shareholders' long-term interests, and we are committed to the highest standards of corporate governance. The Board considers that Tesco PLC complied in all respects with the Combined Code Principles of Corporate Governance and Code of Best Practice for the year ended 23 February 2008.

This section describes the Board's approach to corporate governance.

Board composition and independence
As at 23 February 2008, the Board of Tesco PLC comprised seven Executive Directors, seven independent Non-executive Directors and Mr D E Reid, Non-executive Chairman. Mr R F Chase is Deputy Chairman and Senior Independent Non-executive Director.

All Directors have to submit themselves for re-election at least every three years if they wish to continue serving and are considered by the Board to be eligible. New Directors are submitted for election by shareholders in their first year following appointment.

Both Mr C L Allen and Dr H Einsmann have served on the Board for nine years. The Chairman has conducted a thorough review with each Director to assess his independence and contributions to the Board and confirmed that they both continue to be effective independent Non-executive Directors. Mr Allen brings extensive corporate operational experience and knowledge of the media industry and provides leadership for the Remuneration Committee. Through his wealth of business experience Dr Einsmann contributes a valued dimension to the Board in terms of international marketing, brand building and human resource development. Both Mr Allen and Dr Einsmann will retire and offer themselves for re-election at this year's Annual General Meeting and annually thereafter.

The Chairman has primary responsibility for running the Board. The Chief Executive, Sir Terry Leahy, has executive responsibilities for the operations and results of the Group and making proposals to the Board for the strategic development of the Group. Clear divisions of accountability and responsibility exist and operate effectively for these positions.

The Board requires all Non-executive Directors to be independent in their judgement. The structure of the Board and the integrity of the individual Directors ensure that no single individual or group dominates the decision-making process.

Biographies for the Directors can be found on pages 26 and 27 of the Annual Review and Summary Financial Statement 2008.

Board responsibilities
The Board normally meets eight times a year, as well as annually devoting two days to a Board strategy conference. The Board has set out a clear Schedule of Matters Reserved for Board Decision in order to ensure its overall control of the Group's affairs. These include the determination of strategy, the approval of financial statements, major acquisitions and disposals, authority levels for expenditure, treasury policies, risk management, Group governance policies and succession planning for senior executives.

All Directors have access to the services of the Company Secretary and may take independent professional advice at the Company's expense in conducting their duties. The Company provides insurance cover and indemnities for its Directors and officers.

All new Directors receive a personalised induction programme, tailored to their experience, background and particular areas of focus, which is designed to develop their knowledge and understanding of the Group's culture and operations. The programme will usually include an overview of the business model and Board processes, meetings with the Executive team and senior managers, site visits at home and abroad and briefings on key issues (including social, ethical and environmental (SEE) issues). Directors will also receive an induction to those Board Committees he or she will serve on.

The need for Director training is regularly assessed by the Board and regular training sessions are arranged to provide an opportunity for upskilling of the Directors on a variety of areas relevant to the Group's business, including SEE issues. In the coming year the Board proposes to hold training sessions focusing, inter alia, on the Tesco Operating Model and the implications of climate change on the business.

The Board usually holds at least one meeting overseas each year to facilitate the Directors' understanding of the Group's international operations.

Board processes
The Board governs through a number of statutory Board Committees – the Audit, Remuneration and Nominations Committees – to which certain responsibilities and duties are delegated. These Committees are properly authorised under the constitution of the Company to take decisions and act on behalf of the Board within the parameters laid down by the Board. The Board is kept fully informed of the work of these Committees and any issues requiring resolution will be referred to the full Board as appropriate. A summary of the operations of these Committees is set out below.

The effectiveness of the Audit, Remuneration and Nominations Committees is underpinned by their Non-executive Director membership, which provides independent insight on governance matters. Copies of each Committee's Terms of Reference are available on our website www.tesco.com/annualreport08/boardprocess. The Board is serviced by the Company Secretary, who reports to the Chairman in respect of his core duties to the Board.

Nominations Committee The Nominations Committee leads the process for Board appointments and the re-election and succession of Directors, as well as making recommendations for the membership of statutory committees. The Committee is chaired by Mr Reid and its members during the year were Mr Allen, Mr Chase, Mrs Cook, Mr Davies, Dr Einsmann, Mr Hydon, Ms McCall and Sir Terry Leahy. The Company Secretary also attends in his capacity as Secretary of the Committee. Where matters discussed relate to the Chairman, the Senior Independent Non-executive Director chairs the meeting. The Nominations Committee met in April 2008 to discuss the ongoing shape and capability of the Board. As well as reviewing the performance and development of the Executive Directors and the senior executive levels below the Board, the Committee also regularly reviews board structure, size, composition, working arrangements and capability, and considers succession plans for Executive and Non-executive Directors.

Members' attendance during the year ended 23 February 2008	Board meetings	Nominations Committee[1]	Remuneration Committee	Audit Committee
Number of meetings held	8	1	7	5
Non-executive Directors				
Mr D E Reid (Chairman)	8	1	–	–
Mr C L Allen CBE	8	1	7	–
Mr R F Chase CBE (Senior Independent Director)	8	1	6	5
Mrs K Cook	8	1	6	–
Mr E M Davies CBE	6	1	5	3
Dr H Einsmann	7	1	6	–
Mr K J Hydon	8	1	–	5
Ms C McCall	8	–	–	2
Executive Directors				
Sir Terry Leahy	8	1	–	–
Mr R W P Brasher	8	–	–	–
Mr P A Clarke	8	–	–	–
Mr A T Higginson	8	–	–	–
Mr T J R Mason	8	–	–	–
Miss L Neville-Rolfe CMG	8	–	–	–
Mr D T Potts	7	–	–	–

Note: Directors leave the meeting where matters relating to them are being discussed. It is expected that all Directors attend Board and Committee meetings unless they are prevented from doing so by prior commitments and that all Directors will attend the AGM.

1 The Nominations Committee meeting for 2007/8 was held on 9 April 2008.

Remuneration Committee The Remuneration Committee's role is to determine and recommend to the Board the remuneration of the Executive Directors. It monitors the levels and structure of remuneration for senior management and seeks to ensure that they are designed to attract, retain and motivate the Executive Directors needed to run the Company successfully. Mr Allen chairs the Committee, which is composed entirely of independent Non-executive Directors. The other Committee members for the year ended 23 February 2008 were Mr Chase, Mrs Cook, Mr Davies and Dr Einsmann. At the invitation of the Committee the Chairman of the Board normally attends meetings and the Chief Executive attends as appropriate. Representatives of the Group's Personnel and Finance functions also attend as appropriate to provide support. The Company Secretary also attends in his capacity as Secretary of the Committee. The Committee met seven times this year. Each year it conducts a review of the Committee's own effectiveness and its Terms of Reference. The responsibilities of the Remuneration Committee and an explanation of how it applies the Directors' remuneration principles of the Combined Code, are set out in the Directors' Remuneration Report on pages 25 to 38.

Audit Committee The Audit Committee's primary responsibilities are to review the financial statements, to review the Group's internal control and risk assurance processes, to consider the appointment of the external auditors, their reports to the Committee and their independence, which includes an assessment of their appropriateness to conduct any non-audit work, as well as to review the programme of Internal Audit. The membership of the Committee is composed entirely of independent Non-executive Directors. Mr Hydon, who has recent and relevant financial experience, is the Chairman of the Committee. The other Committee members for the year ended 23 February 2008 were Mr Chase, Mr Davies and Ms McCall. At the invitation of the Committee, the Chairman of the Board, the Finance Director and his representatives, the Head of Internal Audit, the Corporate and Legal Affairs Director, other relevant Executive Directors and representatives of the external auditors regularly attend meetings. The Company Secretary also attends in his capacity as Secretary of the Committee. The Committee met five times this year. Each year the Committee conducts a review of its own effectiveness and its Terms of Reference.

The Committee has regular private meetings with the external auditors during the year. The need for training is kept under review and the annual agenda ensures time is dedicated to technical updates which are generally provided by external experts. This year training was provided on accounting and reporting developments in IFRS, IFRIC, IAS, FRS, UITF and Audit Standards. Training is also provided to meet specific individual needs of Committee members.

Board performance evaluation The Board regularly reviews its own performance. During the year ended 23 February 2008, a formal evaluation of the performance of the Board was conducted with the assistance of an external independent consultant. The process included in-depth interviews with each Director and the Company Secretary and a detailed review of the minutes and supporting papers for the meetings of the Board and its main Committees. The review confirmed the high level of professionalism in the strategic and entrepreneurial leadership of the Company, a sound governance framework and practices compliant with the Combined Code.

The Chief Executive reviews the performance of each Executive Director. The Chairman reviews the performance of the Chief Executive and each Non-executive Director. During the year, the Chairman met with the Non-executive Directors, without the Executive Directors present, to discuss Board issues and how to build the best possible team. The Senior Independent Non-executive Director met with the Non-executive Directors in the absence of the Chairman, to assess the Chairman's effectiveness.

The Board scheduled eight meetings in the year ended 23 February 2008 and ad hoc meetings were also convened to deal with matters between scheduled meetings as appropriate. The table above shows the attendance of Directors at regular Board meetings and at meetings of the Nominations, Remuneration and Audit Committees during the year.

Management of the Group – Executive Committee
The Board delegates responsibility for formulating and implementing the Group's strategic plan and for management of the Group to the Executive Committee, which comprises the seven Executive Directors and is chaired by the Chief Executive. The Committee, which is not a statutory committee, has authority for decision-making in all areas except those set out in the Schedule of Matters Reserved for Board Decision and meets formally every week. A number of senior executives also attend the Committee and their valuable operational experience helps broaden the debate. Their attendance also facilitates the communication of the Committee's decisions to the rest of the Group. The Company Secretary also attends in his capacity as Secretary of the Committee.

The Executive Committee is responsible for implementing Group strategy and policy and for monitoring the performance and compliance of the business, drawing on the work of relevant Committees, and reporting on these matters in full to the Board.

The Committee has set up further non-statutory Committees – including the Finance, Compliance and Corporate Responsibility Committees (which are described in more detail below) – and operational groups which have responsibility for implementing the key elements of the Group's strategic plan and managing its UK and international operations, joint ventures, property acquisitions, finance, funding and people matters. These Committees and groups have as members an appropriate mixture of Executive Directors and senior management from relevant functions.

Risk management and internal controls
Accountabilities Accepting that risk is an inherent part of doing business, our risk management systems are designed both to encourage entrepreneurial spirit and also provide assurance that risk is fully understood and managed. The Board has overall responsibility for risk management and internal control within the context of achieving the Group's objectives. Executive management is responsible for implementing and maintaining the necessary control systems. The role of Internal Audit is to monitor the overall internal control systems and report on their effectiveness to Executive management, as well as to the Audit Committee, in order to facilitate its review of the systems.

Background The Group has a five-year rolling business plan to support the delivery of its strategy of long term growth and returns for shareholders. Every business unit and support function derives its objectives from the five-year plan and these are cascaded to managers and staff by way of personal objectives. Key to delivering effective risk management is ensuring our people have a good understanding of the Group's strategy and our policies, procedures, values and expected performance. We have a structured internal communications programme that provides employees with a clear definition of the Group's purpose and goals, accountabilities and the scope of permitted activities for each business unit, as well as individual line managers and other employees.This ensures that all our people understand what is expected of them and that decision-making takes place at the appropriate level.

We recognise that our people may face ethical dilemmas in the normal course of business so we provide clear guidance based on the Tesco Values. The Values set out the standards that we wish to uphold in how we treat people. These are supported by the Group Code of Ethics which offers guidance on relationships between the Group and its employees, suppliers and contractors. The Company is a signatory to the DTI Code of Conduct and met its obligations for implementing the Code for the financial year ended 23 February 2008.

We operate a balanced scorecard approach that is known within the Group as our Steering Wheel. This unites the Group's resources around our customers, people, operations, community and finance. The scorecard operates at every level within the Group, from ground level business units, through to country level operations. It enables the business to be operated and monitored on a balanced basis with due regard for all stakeholders.

Risk management The Group maintains a Key Risk Register. The Register contains the key risks faced by the Group including their impact and likelihood as well as the controls and procedures implemented to mitigate these risks. The content of the Register is determined through regular discussions with senior management and review by the Executive Committee and the full Board. A balanced approach allows the degree of controllability to be taken into account when we consider the effectiveness of mitigation recognising that some necessary activities carry inherent risk which may be outside the Group's control. Our risk management process recognises there are opportunities to improve the business to be built into our future plans. The key risks and uncertainties we face are summarised on pages 14 to 17 of the Business Review.

The risk management process is cascaded through the Group with every international CEO and local boards maintaining their own risk registers and assessing their control systems. The same process also applies functionally in those parts of the Group requiring greater overview. For example, the Audit Committee's Terms of Reference require it to oversee the Finance Risk Register. We also have a Corporate Responsibility Risk Register which specifically considers SEE risks. Oversight of these risks is the responsibility of the Corporate Responsibility Committee. The Board assesses the significant SEE risks to the Group's short-term and long-term value, and incorporates SEE risks on the Key Risk Register where they are considered material or appropriate.

We recognise the value of the ABI Guidelines on Responsible Investment Disclosure and confirm that, as part of its regular risk assessment procedures, the Board takes account of the significance of SEE matters to the business of the Group. We recognise that a number of investors and other stakeholders take a keen interest in how companies manage SEE matters and so we report more detail on our SEE policies and approach to managing material risks arising from SEE matters and the KPIs we use both on our website (www.tesco.com/tescoplc) and in our Annual Corporate Responsibility Review 2008 (www.tesco.com/crreview08). To provide further assurance, the Group's Corporate Responsibility KPIs are audited on a regular basis by Internal Audit.

Internal controls Accountability for managing risk at an operational level sits with management. We have a Group-wide process for clearly establishing the risks and responsibilities assigned to each level of management and the controls which are required to be operated and monitored.

The CEOs of subsidiary businesses are required to certify by way of annual statements of assurance that the Board's governance policies have been adopted both in practice and in spirit. For certain joint ventures, the Board places reliance upon the internal control systems operating within our partners' infrastructure and the obligations upon partners' boards relating to the effectiveness of their own systems.

The Board acknowledges that it is responsible for the Company's system of internal controls and for reviewing the effectiveness of the system. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board has conducted a review of the effectiveness of internal controls and is satisfied that the controls in place remain appropriate.

Monitoring The Board oversees the monitoring system and has set specific responsibilities for itself and the various Committees as set out below. The minutes of the Audit Committee and the various non-statutory Committees (Finance, Compliance and Corporate Responsibility Committees) are distributed to the Board and each Committee submits a report for formal discussion at least once a year. These all provide assurance that the Group is operating legally, ethically and in accordance with approved financial and operational policies. We noted the updates to the Turnbull Guidance and keep under review how the Turnbull Guidance has been applied. In addition, both Internal Audit and our external auditors play key roles in the monitoring process, as do several non-statutory Committees: the Finance Committee, Compliance Committee and Corporate Responsibility Committee.

Audit Committee Annually, the Audit Committee reports to the Board on its review of the effectiveness of the internal control systems for the accounting year and the period to the date of approval of the financial statements. Throughout the year the Committee also receives regular reports from its external auditors covering topics such as quality of earnings and technical accounting developments. The Committee also receives updates from Internal Audit and has dialogue with senior managers on their control responsibilities. It should be understood that such systems are designed to provide reasonable, but not absolute, assurance against material misstatement or loss.

Internal Audit The Internal Audit department is fully independent of business operations and has a Group-wide mandate. It operates a risk-based methodology, ensuring that the Group's key risks receive appropriate and regular examination. Its responsibilities include maintaining the Key Risk Register, reviewing and reporting on the effectiveness of risk management systems and internal control with the Executive Committee, the Audit Committee and ultimately to the Board. Internal Audit facilitates oversight of risk and control systems across the Group through audit and compliance Committees in each of our international businesses and our joint ventures. The Head of Internal Audit also attends all Audit Committee meetings.

External Audit PricewaterhouseCoopers LLP, the Company's external auditor, contributes a further independent perspective on certain aspects of our internal financial control systems arising from its work, and reports to both the Board and the Audit Committee.

The engagement and independence of external auditors is considered annually by the Audit Committee before it recommends its selection to the Board. The Committee has satisfied itself that PricewaterhouseCoopers LLP is independent and there are adequate controls in place to safeguard its objectivity. One such measure is the requirement to rotate audit partners every five years. This year the audit engagement partner, having served five years on the Tesco audit, has been rotated. We have a non-audit services policy that sets out criteria for employing external auditors and identifies areas where it is inappropriate for PricewaterhouseCoopers LLP to work. Non-audit services work carried out by PricewaterhouseCoopers LLP is predominantly the review of subsidiary undertakings' statutory accounts, transaction work and corporate tax services. PricewaterhouseCoopers LLP also follow their own ethical guidelines and continually review their audit team to ensure their independence is not compromised.

Finance Committee Membership of the Finance Committee, which is not a statutory committee, includes Non-executive Directors with relevant financial expertise, Executive Directors and members of senior management. The Committee usually meets twice a year and its role is to review and agree the Finance Plan on an annual basis, to review reports of the Treasury and Tax functions, and to review and approve Treasury limits and delegations.

Compliance Committee Membership of the Compliance Committee, which is not a statutory Committee, includes three Executive Directors and members of senior management. The Committee normally meets six times a year and its remit is to ensure that the Group complies with all necessary laws and regulations in all of its operations worldwide. The Committee has established a schedule for the regular review of operational activities and legal exposure. Each international business in the Group has a local compliance committee designed to ensure compliance with local laws and regulations as well as Group compliance policies, and each country compliance committee reports to the Group Compliance Committee on a regular basis.

Corporate Responsibility Committee The Committee, which is not a statutory committee, is chaired by the Corporate and Legal Affairs Director and membership is made up of senior executives from across the Group. It meets at least four times a year to support, develop and monitor policies on SEE issues, reviewing threats and opportunities for the Group. Progress in developing Community initiatives is monitored by the use of relevant KPIs in the UK and our international businesses. The Board formally discusses the work of the Committee on a regular basis, including progress in implementing our Community Plan.

The Corporate and Legal Affairs department and the Trading Law and Technical department provide assurance and advice on legal compliance, health and safety, and SEE matters. These functions report on their work on a regular basis and escalate matters as appropriate.

Management In our fast moving business, trading is tracked on a daily and weekly basis, financial performance is reviewed weekly and monthly, and the Steering Wheel is reviewed quarterly. Steering Wheels are operated in business units across the Group, and reports are prepared of performance against target KPIs on a quarterly basis enabling management to measure performance.

All major initiatives require business cases normally covering a minimum period of five years. Post-investment appraisals, carried out by management, determine the reasons for any significant variance from expected performance.

Relations with stakeholders
We are committed to having a constructive dialogue with all stakeholders to ensure we understand what is important to them and allow ourselves the opportunity to present our position. Engagement helps us identify new risks and opportunities to ensure that our long-term strategy is sustainable. In some instances we find that working with stakeholders in partnership can help deliver shared goals. We might not be able to satisfy all stakeholder concerns all the time but through engagement we can do our best to balance competing demands. We know that customers need to be able to trust our business and they will only trust us if we do the right thing by all our stakeholders. Our programme of engaging with stakeholders including customers, staff, suppliers, investors, non-governmental organisations and others, is set out in more detail in the Corporate Responsibility Review and on our website. The addition of Community to our strategy this year and our Community Plans in each country have helped to demonstrate our commitment to tackling a wide range of societal and environmental issues. We also carry out external research to help us understand how well we are addressing stakeholder concerns.

We are committed to maintaining a good dialogue with shareholders through proactively organising meetings and presentations as well as responding to a wide range of enquiries. We seek shareholder views on a range of issues from strategy to corporate governance and SEE issues. We recognise the importance of communicating appropriately any significant Company developments. This shareholder communication is mainly co-ordinated by the Investor Relations department. During the year, the Group met with most of our leading shareholders representing over 70% of the issued shares of the Company. To complement this programme, the Chairman meets with major shareholders independently from the Executive team. Shareholders also have the opportunity to meet with the Senior Independent Non-executive Director. The Board is kept updated of the views of stakeholders.

It is normal that institutional shareholders may be in more regular contact with the Group than others, but care is exercised to ensure that any price-sensitive information is released to both institutional and private shareholders at the same time, in accordance with applicable legal and regulatory requirements.

The Annual General Meeting offers the opportunity to communicate directly with all shareholders. The whole Board attends the meeting and is available to answer questions from shareholders present. To encourage shareholder participation, we offer electronic proxy voting and voting through the CREST electronic proxy appointment service. At our last Annual General Meeting in June 2007, all resolutions were voted by way of electronic poll. This follows best practice guidelines and allows the Company to count all votes, not just those of shareholders attending the meeting.

Every shareholder may choose to receive a full Annual Report and Financial Statements or the Annual Review and Summary Financial Statement, either in paper or electronic form. These reports, together with publicly made trading statements, are available on the Group's website, www.tesco.com/tescoplc.

By Order of the Board
Jonathan Lloyd
Company Secretary

28 April 2008

Tesco PLC
Registered Number: 445790
Registered in England and Wales
Registered Office: Tesco House, Delamare Road,
Cheshunt,
Hertfordshire EN8 9SL
VAT Registration Number: GB 220 4302 3

year ended 23 February 2008

This is the report of the Remuneration Committee on behalf of the Board.

Remuneration Committee
The Remuneration Committee (the Committee) is governed by formal Terms of Reference. They are reviewed annually and are available from the Company Secretary upon request or can be viewed at www.tesco.com/annualreport08/boardprocess.

Composition of the Committee
The Committee consists entirely of independent Non-executive Directors. The members of the Committee are Mr C L Allen (Chairman of the Committee), Mr R F Chase, Mrs K Cook, Mr E M Davies and Dr H Einsmann. No member of the Remuneration Committee has any personal financial interest in the matters being decided, other than as a shareholder, nor any day-to-day involvement in running the business of Tesco. Mr J M Lloyd, the Company Secretary, is Secretary to the Committee. Mr D E Reid, Non-executive Chairman, and Sir Terry Leahy, Chief Executive of the Group, both attend meetings at the invitation of the Committee. They are not present when their own remuneration is being discussed. The Committee is supported by the Group Personnel and Finance functions and has continued to use the services of Deloitte & Touche LLP whom it appointed as an external, independent advisor. Deloitte & Touche LLP also provided advisory services in respect of corporate tax planning, share schemes, international taxation, corporate finance and treasury to the Group during the year. Members' attendance at Committee meetings is listed in the Corporate Governance section on page 21 of the Annual Report and Financial Statements 2008.

The role of the Committee
The Committee's purpose is to:

> determine and recommend to the Board the remuneration policy for the Chairman and Executive Directors;

> ensure the level and structure of remuneration is designed to attract, retain, and motivate the Executive Directors needed to run the Company; and

> monitor the level and structure of remuneration for senior management.

The Committee also ensures that the remuneration relationship between the Executive Directors and senior executives of the Company below this level is appropriate. In particular, the Committee is advised of any exceptional remuneration arrangements for senior executives.

Activities of the Committee
The Committee normally meets at least four times a year and circulates minutes of its meetings to the Board. During the financial year ending 23 February 2008 the Committee met seven times. The rolling schedule for the Committee includes: a review of overall remuneration arrangements; an overview of best practice; Executive salary and total remuneration benchmarking; the review of Chairman's remuneration; consideration of the relationship of reward between Executive Directors and senior managers; determining the level of awards and grants to be made under the Group incentive plans; agreeing targets for the forthcoming year; considering feedback from shareholders; and an annual review of its own effectiveness.

Executive Directors' remuneration policy
Tesco has a long-standing policy of rewarding talent and experience. We also seek to provide incentives for delivering high growth and high returns for shareholders. The Committee believes that a significant proportion of total remuneration should be performance-related and delivered largely in shares to closely align the interests of shareholders and Executive Directors. In determining the balance between the fixed and variable elements of the Executive Directors' remuneration packages, the Committee has regard to both policy and market practice.

The remuneration strategy for Executive Directors and other key executives is tailored to emphasise the delivery of strong year-on-year earnings growth as well as sustained performance in the longer term. Long-term performance is rewarded through delivery of shares and short-term performance through a combination of cash and an element of compulsory deferred shares. This ensures continued emphasis on strong annual performance combined with long-term executive share ownership, providing a strong link between the incentives received and shareholder value delivered. A diagram illustrating the balance between fixed and variable reward is shown later in this report on page 26.

Tesco operates in a highly competitive and rapidly changing retail environment. Business success depends on the talents of the key team, but outstanding business performance comes from teamwork. Tesco has a stable and successful management team and building and retaining that team at senior levels within Tesco is important to our continued success. We believe our incentives should support the continued progress within the existing business, the strengthening of our returns from the International business and the creation of significant new businesses, such as the US venture.

In the past year the Committee reviewed the Group's existing remuneration arrangements in light of these requirements and concluded that a rebalancing of incentives was required, which resulted in the introduction of several new elements to the Executive remuneration structure:

> the establishment of a Group New Business Incentive Plan which focuses on long-term business development (four to seven years into the future);

> the introduction of an additional element into our current three-year Performance Share Plan which targets the performance of our existing international business; and

> the adoption of a new US Long-Term Incentive Plan for our US Executive team to ensure that we can attract great talent to build our US business.

The Group New Business Incentive Plan and the US Long-Term Incentive Plan were both approved by shareholders at last year's AGM.

Participation in the various elements is governed by the Remuneration Committee and individual Executives are awarded incentives under the elements which are most relevant to their sphere of responsibility.

The Group CEO, Sir Terry Leahy, has responsibility for delivering the continued success of our core business, developing our international business and also laying the foundations of major new businesses. His incentives therefore reflect these three responsibilities: the core reward; an award under the Performance Share Plan focused on improving international ROCE; a one-off award under the new Group New Business Incentive Plan; and participation in a New Business short-term bonus for the next three years of 50% of salary based on achievement of financial and strategic milestones for new business development. The one-off award under the Group New Business Incentive Plan will only pay out in full if both challenging new business performance targets over the period 2010/11 to 2013/14 are met and stretching Group and international ROCE targets are also met over the periods 2007/8 to 2011/12.

The US venture is currently the most developed new business initiative with significant opportunity to generate long-term shareholder value. Sir Terry Leahy is the architect of the concept and format of the new US business, and his continued leadership and drive are critical to the success of this start-up business. Payment of his award under the Group New Business Incentive Plan will therefore initially be focused on the new US business; however, the Remuneration Committee will have flexibility to consider and include other new business development opportunities within the proposed structure, if appropriate.

Mr T J R Mason, the US CEO, is responsible for delivering the successful roll-out of the US business. He has therefore been made a one-off award under the new US Long-Term Incentive Plan. He is also participating in a US short-term annual bonus plan, under which payouts, in the start-up phase, will be subject to performance against strategic and financial milestones. Payouts under the US Long-Term Incentive Plan will be based on the delivery of a strong profitable US business for Tesco shareholders and that success will be measured by a combination of EBIT and ROCE targets. Awards will be earned over the four years 2010/11 to 2013/14 and will be in the form of Tesco PLC shares.

Members of the US senior management team will also participate in the US incentive arrangements.

The other Executive Directors have responsibility both for delivering continued success of our core business and developing our international businesses. They therefore receive an incremental award under the Performance Share Plan which is focused on improving international ROCE.

Total remuneration
The total remuneration levels of Executive Directors are reviewed annually by the Committee. The Committee considers external independent remuneration surveys to ensure it has proper regard to competitive market practice. We are conscious of the risks involved in paying unjustified amounts and therefore monitor carefully the basic salary and total remuneration that each Director receives. The Executive Directors' total remuneration package comprises, in varying degrees, the following elements:

> base salaries determined by the responsibilities, skills and experience of the individual against a benchmark determined by reference to other large retailers, major FTSE 100 companies and international comparator companies;

> annual bonuses paid part in cash and part in shares with a compulsory deferral of the share element for three years;

> the Performance Share Plan with payout conditional on the achievement of stretching Group and International ROCE targets;

> for the US CEO, the US Long-Term Incentive Plan, with payout conditional on the achievement of stretching targets based on US EBIT and ROCE;

> for the Group CEO, the Group New Business Incentive Plan with payout conditional on the achievement of stretching targets based on both US EBIT and ROCE and Group and International ROCE;

> performance-related share option awards via the Discretionary Share Option Plan open to all senior managers;

> benefits (which comprise car benefits, life assurance, disability and health insurance and staff discount); and

> pensions.

Executive Directors are also eligible to participate in the Company's all-employee savings related share option scheme (SAYE), Shares in Success and Buy As You Earn scheme on the same terms as all other UK employees.

The diagram below shows the targeted balance of fixed and performance related elements for different levels of performance.

When setting the remuneration of Executive Directors, the Committee has discretion to consider the Group's performance on environmental, social and governance (ESG) matters. Specific ESG performance targets are applied to certain elements of the remuneration structure, in order to reinforce positive and responsible behaviour by senior management.

Basic pay
Basic pay is designed to attract and retain talented individuals. It needs to reflect individual capability and any changes in responsibilities as the Company faces new opportunities and challenges. As the Company continues to diversify into new product areas and services, as well as expanding internationally, it seeks to reflect this in the benchmarking that is used. We aim to reflect salary levels at the top performing retailers, the leading FTSE companies and ensure consideration is given to international competitors in order to attract the best people and maintain excellent performance. We also take into account pay conditions throughout the Company in deciding annual salary increases. Basic salaries are typically increased with effect from 1 July each year. With effect from 1 July 2007 Sir Terry Leahy's base salary was £1,320,600, the base salary for the other Executive Directors other than Miss L Neville-Rolfe was £753,900 and Miss Neville-Rolfe's base salary was £495,000.

Annual cash bonus and deferred annual bonus
The Company operates an annual bonus scheme which is delivered part in cash and part in shares. The Remuneration Committee has typically made awards of up to 100% of salary paid in cash at the end of the year and a maximum of 100% of salary paid in shares with compulsory deferral for three years. The cash element is earned through achievement of EPS growth targets and specific corporate objectives. In addition to these targets, the share element is also based on an assessment of shareholder returns (TSR). The Committee sets performance targets annually and confirms achievement of performance and awards to be made.

We are not able to disclose future targets for reasons of commercial sensitivity. By way of illustration of the approach to target-setting, the corporate objectives are based on our balanced scorecard, the Steering Wheel. Corporate objectives for the awards made in the financial year 2007/8 included increasing sales from new space; specific profit targets for international businesses and for retailing services; like-for-like sales growth and the development of the non-food business; focus on developing trading models internationally and in non-food; enhancing talent management and capability; and embedding the new Community Plan and implementing international community-related strategies.

Fixed element **Performance-related elements**



Base salary
Short-term performance
Cash bonus
Deferred share bonus
Long-term performance
Performance Share Plan Group & International
Share options
US LTIP
Group New Business Incentive Plan

c.12%-33% depending on individual incentive arrangements and performance

c.67%-88% depending on individual incentive arrangements and performance

The Committee considers TSR performance against the FTSE 100 and a comparator group of international retailers that includes Ahold, Carrefour, J Sainsbury, Metro, Morrisons, Safeway Inc, Target and Walmart.

In order to motivate short-term performance and delivery of success in the start-up phase of the US business, the Committee agreed last year to increase the potential short-term bonus opportunity for the US CEO, Mr Mason, from 100% to 150% of salary in cash and an equal amount in deferred shares. Mr Mason's total short-term opportunity is subject to a combination of Group and US-specific performance conditions. In order to incentivise and reward early stage success against financial and strategic milestones for new business ventures, the potential opportunity under the share element of the short-term bonus for the Group CEO, Sir Terry Leahy, was also increased last year from 100% to 150% of salary (with his potential cash bonus opportunity remaining at 100%). The additional awards to Mr Mason and Sir Terry Leahy are subject to performance conditions which measure the successful progress of the US business including leadership and delivery of financial and strategic objectives and factors such as site acquisitions, store openings, agreed capital expenditure, infrastructure, early turnover and financial milestones for returns from store openings. Share awards will continue to be deferred for three years before release.

Following the Remuneration Committee's consideration of the extent to which the various performance measures in respect of the 2007/8 award have been achieved, the Executive Directors have been awarded 90% of the cash element and 83% of the deferred shares element of that part of their annual bonus which is measured by reference to Group targets. In addition, Mr Mason has been awarded 90% of the cash and deferred shares elements of that part of his annual bonus which is measured by reference to US-specific targets, and Sir Terry Leahy has been awarded 90% of the deferred shares element of that part of his annual bonus which is measured by reference to US-specific targets.

Performance Share Plan

The Performance Share Plan (PSP) provides the opportunity to earn rewards for achieving superior long-term performance. By ensuring a focus on longer-term business success and encouraging the Executive Directors to build up a shareholding in the Company, the Plan further aligns the interests of shareholders and Executive Directors.

The rules of the PSP allow awards to be made over shares up to 150% of salary. In the year ended 23 February 2008, awards were made to all the Executive Directors except Mr Mason over Tesco PLC shares equal to 150% of salary. An award was made to Mr Mason over Tesco PLC shares equal to 100% of salary.

For all the Executive Directors, awards over up to 100% of salary will vest (together with reinvested dividends) subject to the achievement of Group ROCE targets. The awards over the equivalent of a further 50% of salary made to the Executive Directors other than Mr Mason will vest (together with reinvested dividends) subject to the achievement of targets based on International ROCE to incentivise and reward delivery of higher returns from invested capital outside the UK (but excluding the US).

The first 75% of the awards will vest on a straight-line basis at the end of the three-year performance period, with 25% vesting for baseline performance and the full 75% vesting for maximum performance against target. The target in respect of the first 75% of the 2007/8 PSP award is achievement of 14.2% Group ROCE and 8.1% International ROCE (based on profit before interest less tax) at the end of the three-year performance period in 2009/10.

The remaining 25% of the award will vest for superior Return on Capital performance. The Committee has agreed that it is appropriate to exercise judgement on whether vesting should occur to encourage Executives to make investment decisions in the long-term interests of the business without being unduly influenced by the impact on the ROCE target. When determining whether some, or all, of the remaining 25% of the award will vest, the Committee will take into account a number of factors including:

> the level of ROCE achieved;

> the expected ROCE for additional and existing capital investment;

> whether capital spend is in line with strategic objectives and balances short-term and long-term investment needs;

> sales growth and underlying profit growth; and

> whether this reflects other developments in the marketplace.

If the Committee exercises its judgement to allow some, or all, of the remaining 25% of the PSP awards to vest, we will describe in the Directors' Remuneration Report those factors taken into account in determining the level of the award which would vest.

There is no re-testing of performance in respect of any targets.

Shareholder approval was obtained at last year's AGM for the removal of the requirement for any vested shares to be retained for a further 12 months.

Following the completion of the three-year performance period for the 2005/6 PSP award, the Committee considered the level of performance against the target for the first 75% of the PSP award of achieving post-tax Group ROCE of 11.7% by the end of FY 2007/8. Post-tax ROCE at the end of FY 2007/8 was 12.9%, so full vesting will occur in respect of the first 75% of the award. The Committee also exercised its judgement as to the extent to which the remaining 25% of the PSP award should vest as a result of superior ROCE performance, taking into account factors including the level of ROCE achieved, the expected ROCE for additional and existing capital investment, whether capital spend was in line with strategic objectives and balanced short-term and long-term investment needs, the level of sales and underlying profit growth and whether this reflected other developments in the marketplace. Having considered these factors in detail the Committee concluded that the whole of the remaining 25% of the award should vest.

US Long-Term Incentive Plan

The Group is seeking to build a substantial presence in the US which in time has the potential to become a significant driver of value for our shareholders. Integral to the success of this strategy will be recruiting and retaining high quality management to run this significant business. The Tesco PLC US Long-Term Incentive Plan 2007 (the US LTIP) has been designed to deliver reward only if the US business delivers significant value for shareholders.

The US CEO and other senior members of the US management team have been made awards under the US LTIP. No other Executive Directors will participate in the Plan. The maximum number of shares which may be awarded under the US LTIP is 2 million shares to the US CEO and 1.5 million shares to any other participant. An award of 2 million shares was made to Mr Mason, US CEO, in November 2007. Awards may be adjusted to take account of any dividends paid or that are payable in respect of the number of shares earned.

The extent to which awards will vest under the US LTIP will be conditional on the financial performance of the Company's US business, based on the achievement of stretching earnings before interest and tax (EBIT) and return on capital employed (ROCE) targets set by reference to the US long-term business plan.

A percentage of the EBIT of the US business for the relevant years may be allocated to an EBIT pool (the 'profit pool'). The profit pool will be capped at 10% in any one year and is expected to be approximately 5% of cumulative EBIT over the four measurement years (2010/11 to 2013/14).

The portion of an award which may vest will be determined by reference to the value of the EBIT pool as well as performance against the ROCE hurdles for the relevant year, as outlined in the table headed 'Summary of US business performance conditions' below.

To the extent that the ROCE hurdles for any one year are met (either in full or in part), but there is insufficient value in the profit pool to fund the vesting of awards, then the actual vesting in that year will be scaled back so that the profit pool is not exceeded. That portion of the award that has not paid out in that year due to the profit pool being restricted may vest in future years, provided that the profit pool in any later year permits this.

The targets for the US LTIP have been based on the business plan in respect of the initial phase of the US business. The Remuneration Committee has the responsibility to review these targets in light of the scale and scope of the US business in order to ensure that they remain appropriate and challenging. In particular, the Remuneration Committee will seek the input of the Audit Committee and the new Governance Oversight Committee (described below) in order to ensure that financial performance against the targets is indicative of strong and robust business performance.

Any material adjustments made in respect of the targets will be reviewed and approved by the Audit Committee and will be disclosed in the Company's Remuneration Report.

Group New Business Incentive Plan
A key part of the Group's long term strategy is to consider new business ventures which have the potential for significant long term value creation for our shareholders. It is important to incentivise executives to encourage entrepreneurialism where this is in the best long term interests of shareholders, and the Group New Business Incentive Plan (Group Plan) supports this initiative. Initially only the Group CEO will participate in the Group Plan. However, awards may be made to other employees at the discretion of the Committee in the future where this is appropriate to do so in order to support the Group's new business ventures.

The maximum number of shares which may be awarded under the rules of the Group Plan is 2.5 million shares to the Group CEO and 2 million shares to any other participant. An award of 2.5 million shares was made to the Group CEO in November 2007. Awards may be adjusted to take account of any dividends paid or that are payable in respect of the number of shares earned.

The vesting of the award made to the Group CEO under this Plan will be conditional upon achievement against Group and International performance conditions. The performance conditions under this award will be aligned with the targets set for awards made under the PSP in each of the years 2007 to 2009, which will become capable of vesting between 2010 and 2012. The targets set for awards made under the PSP are referred to in the section above headed 'Performance Share Plan'.

If less than threshold performance is achieved for each of these PSP awards then no portion of the Group Plan award will become capable of vesting. If maximum Group and International performance is achieved for each of these PSP awards (i.e. the 2007 – 2009 PSP awards vest in full in 2010 – 2012), then the whole of the Group Plan award will become eligible for vesting, subject to achievement of the appropriate new business performance targets referred to below. If Group and International performance for any of these PSP awards is between threshold and maximum levels then the Group award will become eligible for vesting on a pro rata basis, subject always to the achievement of the appropriate new business targets referred to below.

Once performance against the Group and International targets has been determined, the extent to which the award made to the Group CEO under this Plan is capable of vesting will be conditional on the financial performance of the specified new business ventures, as determined by the Committee. As the Company's US venture is currently the most developed new business initiative, the award made to the Group CEO under the Group Plan will initially be focused on the performance of the US venture, based on the performance targets set out in the section headed 'US Long-Term Plan' above, although the Committee will have the flexibility to consider and include other new business development opportunities within the proposed award. In addition, the Committee will consider the findings of the Governance Oversight Committee (described below) and opinions of the Audit Committee as to whether the level of ROCE achieved reflects the underlying financial performance of the Company when considering if, and the extent to which, the award made to the Group CEO will vest.

Awards made to other participants will vest based on the financial performance of new business ventures, as determined by the Committee at the time of any award.

Governance Oversight Committee
In light of the introduction of, and the potential future payouts under, the new long term incentive arrangements, it has been decided to establish a Governance Oversight Committee (the GOC) to review and report at the end of each financial year on the allocation of capital and other Group resources. The GOC will comprise the Senior Independent Director of the Company (who will chair the GOC), the Chairman of the Audit Committee of the Company and the Chairman of the Remuneration Committee of the Company. The Company Chairman will attend the GOC and the Company Secretary will serve as its secretary.

The GOC will report its findings to the Remuneration Committee each year. The Remuneration Committee will take these into account along with the view of the Audit Committee to ensure that financial performance against targets is indicative of strong and robust business performance. If appropriate, vesting under the plans may be adjusted by the Remuneration Committee (in respect of Executive Directors) or the Board (in respect of all other employees who are participants). In accordance with the Combined Code, any such adjustments to vesting for Executive Directors will be reported to shareholders in the Remuneration Report at the relevant time.

Summary of US business performance conditions

ROCE hurdle[1]	2010/11	2011/12	2012/13	2013/14
Maximum performance	6% ROCE	9% ROCE	11% ROCE	12% ROCE
Target performance	4% ROCE	6% ROCE	8% ROCE	10% ROCE
Vesting percentage (% of maximum award)				
Vesting levels at maximum performance	Up to 25%	Up to 50%	Up to 75%	Up to 100%
Vesting level at target performance	Up to 6.25%	Up to 10%	Up to 12.5%	Up to 18.75%

1 ROCE targets have been calculated on the basis of an assumed tax rate of 30%.

Share options
Options over shares with a value of 200% of salary are granted to the Executive Directors on an annual basis. Options are granted with an exercise price equal to the market value at the date of grant and any gain is therefore dependent on increasing the share price between the date of grant and exercise. Vesting of the options is conditional on the achievement of earnings per share performance conditions, with the first 100% subject to the achievement of EPS growth of at least RPI plus 9% over three years and the balance vesting for achieving EPS growth of at least RPI plus 15%. There is no re-testing of performance.

Following the Remuneration Committee's consideration of the extent to which the earnings per share performance conditions for the options granted to the Executive Directors in 2005/6 have been achieved, these options will vest in full.

Share options are an important part of the incentive framework for hundreds of senior managers within Tesco. The Committee recognises that some companies are moving away from share options and has again considered the appropriateness of retaining this scheme. The Committee remains highly confident that the share option plans remain in the best interests of shareholders as they provide a clear, simple incentive arrangement for a large group of senior management, including Executive Directors, and they reward increases in absolute shareholder value.

Funding of awards
Executive incentive arrangements are funded by a mix of newly issued shares and shares purchased in the market. Where shares are newly issued the company complies with ABI dilution guidelines on their issue.

Share ownership guidelines
Executive Directors are normally expected to build and maintain a shareholding with a value at least equal to their basic salary. New appointees will typically be allowed around three years to establish this shareholding. Full participation in the PSP is conditional upon this. All Executive Directors currently satisfy this requirement.

Summary of remuneration elements
All awards made to Executive Directors under the Annual Bonus, PSP, US LTIP and Group New Business Incentive Plan, and all options granted under the Discretionary Share Option Plan are subject to the satisfaction of performance conditions. If performance is lower than the maximum targets, the short-term bonus and long-term incentives will reduce accordingly. The Committee has reviewed the performance conditions for each of the incentive arrangements against the Group's business strategy, its growing global leadership, its position as one of the rising companies at the top of the FTSE 100 and increasing competition from private equity in the sector and has concluded that they provide a set of comprehensive and robust measures of management's effort and success in creating shareholder value. A summary of the elements of the package and the applicable performance measures is set out in the table below.

Element of remuneration	Performance measure	Purpose
Base salary	Individual contribution to the business success	To attract and retain talented people
Annual cash bonus (Up to 100% of salary)	For all Executives, earnings per share and specified corporate objectives	Motivates year-on-year earnings growth and delivery of strategic business priorities
(Additional potential of up to 50% of salary for US CEO)	For the US CEO, objectives relating to early-stage progress in establishing the US operations	Incentivises entrepreneurial spirit and early stage progress of US business
Annual deferred share element (Up to 100% of salary)	For all Executives, total shareholder return, EPS and specified corporate objectives	Generates focus on medium-term targets and, by incentivising share price and dividend growth, ensures alignment with shareholder interests.
(Additional potential of up to 50% of salary for Group CEO and US CEO)	Objectives relating to early-stage progress in establishing new business ventures for the Group CEO, and relating to the successful start-up of the US operations for the US CEO	Incentivises entrepreneurial spirit and early stage progress of US business
Performance Share Plan (Up to 150% of salary: 100% for Group performance; and 50% for International performance*) * US CEO not eligible for the 50% relating to International performance	Group performance: Group ROCE International performance: International ROCE The Committee will also take account of sales growth and underlying profit growth in determining levels of vesting	Assures a focus on long-term business success and shareholder returns
US Long-Term Incentive Plan (One-off award to US CEO of 2 million shares, pays out in four tranches 2010 to 2014)	US performance: US EBIT and ROCE	Incentivises establishment of a successful US business over the long term
Group New Business Incentive Plan (One-off award to Group CEO of 2.5 million shares, pays out in four tranches 2010 to 2014)	New Business Performance: initially just US EBIT/ROCE, but no payout unless Group and International ROCE targets are also achieved	Incentivises establishment of a successful new businesses over the long term, but ensures continued focus on the Group as a whole
Share options	EPS relative to retail price index	Incentivises earnings growth and Executive Director shareholding

Other elements

> **Shares In Success** The Group operates a profit-sharing scheme (Shares in Success) for the benefit of UK employees including Executive Directors. The scheme is available to employees with at least one year's service at the Group's year end and is recognised as a powerful incentive and retention tool for all employees. Shares in the company are allocated to participants in the scheme on a pro rata basis to base salary earned up to HMRC approved limits (currently £3,000 per annum). The amount of profit allocated to the scheme is determined by the Board, taking account of Company performance.

> **Save as You Earn** Since 1981, the Group has operated a HMRC approved savings-related share option scheme (SAYE) for the benefit of employees including Executive Directors. Under this scheme, employees save up to a limit of £250 on a four-weekly basis via a bank/building society with an option to buy shares in Tesco PLC at the end of a three-year or five-year period at a discount of up to 20% of the market value. There are no performance conditions attached to SAYE options.

> **Buy as You Earn** Since January 2002, the Group has operated the partnership shares element of a HMRC approved share investment plan for the benefit of employees including Executive Directors. Under this scheme, employees save up to a limit of £110 on a four-weekly basis to buy shares at market value in Tesco PLC.

Pensions

The retention of key management is critical to the future success of the business and to the growth of shareholder value. Pension provision is central to our ability to foster loyalty and retain experience which is why Tesco wants to ensure that the Tesco PLC Pension Scheme is a highly valued benefit.

All Executive Directors are members of the Tesco PLC Pension Scheme which provides a pension of up to two-thirds of base salary on retirement, normally at age 60, dependent on service. The Final Salary Scheme is now closed to new entrants but has been replaced throughout the organisation by a different defined-benefit pension scheme which accumulates each year and is based on career average earnings.

Since April 2006, following implementation of the regulations contained within the Finance Act 2004, Executive Directors have been eligible to receive the maximum pension that can be provided from the registered pension scheme. The balance of any pension entitlement is delivered through a secured unapproved retirement benefits scheme (SURBS). Except for Mr Mason, the SURBS is 'secured' by using a fixed charge over a cash deposit in a designated account. This provides no greater security than under the registered scheme. In particular, in the unlikely event that the registered scheme were to be wound up with a deficit, members would be no better off under the SURBS arrangements than those paid out of the registered scheme. Under these circumstances, to ensure parity, members of the SURBS would receive the same proportion of their total entitlement as those in the registered scheme.

Over the last few years pension contributions by our Executive Directors have been increasing progressively. In 2007/8 the level of contribution was 7% of salary which is in line with senior management's contribution levels.

Further details of the pension benefits earned by the Directors can be found on page 32.

Performance graph

The graph below highlights the Group's total shareholder return performance over the last five financial years, relative to the FTSE 100 index of companies. This index has been selected to provide an established and broad-based comparator group of retail and non-retail companies of similar scale to Tesco.



£300
£250
£200
£150
£100
Feb 03
Feb 04
Feb 05
Feb 06
Feb 07
Feb 08
Tesco
FTSE 100

Total shareholder return (TSR) 1 March 2003 to 28 February 2008

TSR is the notional return from a share or index based on share price movements and declared dividends.

Service agreements

The Executive Directors all have rolling service agreements with no fixed expiry date. These contracts are terminated on notice of 12 months by the Company and six months' notice by the Executive.

If an Executive Director's employment is terminated (other than pursuant to the notice provisions in the service agreement or by reason of resignation or unacceptable performance or conduct) the Company will pay a sum calculated on the basis of basic salary and the average annual bonus paid for the last two years. No account will be taken of pension.

Termination payments will be subject to mitigation. This means that amounts will be paid in instalments to permit mitigation. If the termination occurs within one year of retirement, the termination payment will be reduced accordingly.

To reflect his length of service with Tesco and the early age of his appointment as CEO, Sir Terry Leahy's service agreement provides for his full pension entitlement to become available on retirement on or after his 57th birthday.

The Committee has agreed that new appointments of Executive Directors will normally be on a notice period of 12 months. The Committee reserves the right to vary this period to 24 months for the initial period of appointment and for the notice period to then revert to 12 months. The service agreements are available to shareholders to view on request from the Company Secretary.

Outside appointments

Tesco recognises that its Executive Directors may be invited to become Non-executive Directors of other companies. Such non-executive duties can broaden experience and knowledge which can benefit Tesco. Subject to approval by the Board, Executive Directors are allowed to accept non-executive appointments and retain the fees received, provided that these appointments are not likely to lead to conflicts of interest. Executive Directors' biographies can be found in the Annual Review and Summary Financial Statement 2008 on page 27 and fees retained for any non-executive directorships are set out below.

Director	Company in which non-executive directorship held	Fee retained by Director in 2007/8 (£000)
Mr P A Clarke	Whitbread Group PLC	55
Mr A T Higginson	BSkyB	60

Non-executive Directors
Non-executive Directors have letters of appointment setting out their duties and the time commitment expected. The letters are available to shareholders to view from the Company Secretary upon request. The Chairman meets with each Non-executive Director separately to review individual performance. All Non-executive Directors are subject to re-election by shareholders every three years at the Annual General Meeting and their appointment can be terminated by either party without notice. Mr Allen and Dr Einsmann, each having served over nine years, will going forward submit themselves for re-election every year subject to the Chairman having reviewed their performance and concluded that they continue to add value.

The remuneration of the Non-executive Directors is determined by the Chairman and the Executive Committee after considering external market research and individual contribution. Non-executive Directors receive a basic fee of £55,000 per annum. The Chairs of the Audit and Remuneration Committees receive £30,000 (in addition to their basic non-executive fee) and Non-executive Directors who are members of these Committees receive £12,000 for each Committee. The Senior Independent Non-executive Director, Mr R F Chase, who is also the Deputy Chairman, receives a fee of £118,000 per annum.

The Remuneration Committee determines the Chairman's remuneration, having regard to time commitment and packages awarded to Chairmen of other companies of a similar size and complexity. Mr D E Reid, Non-executive Chairman, received an annual fee of £585,000 this year and has the benefit of a company car and chauffeur.

Compliance
In carrying out its duties, the Committee gives full consideration to best practice. The Committee was constituted and operated throughout the period in accordance with the principles outlined in the Listing Rules of the Financial Services Authority derived from Schedule A and B of the Combined Code Principles of Corporate Governance and Code of Best Practice. The auditors' report, set out on page 41, covers the disclosures referred to in this report that are specified for audit by the Financial Services Authority. This report also complies with disclosures required by the Director Remuneration Report Regulations 2002. Details of Directors' emoluments and interests, including Executive and savings-related share options, are set out on pages 31 to 38.

Charles Allen
Chairman of the Remuneration Committee

Tables 1-11 are audited information.

Table 1 Directors' emoluments

	Fixed emoluments			Performance-related emoluments					
	Salary £000	Allowances £000	Benefits[3] £000	Share Incentive Plan £000	Short-term cash £000	Short-term deferred shares £000	Long-term[4] £000	**Total 2007/8 £000**	Total 2006/7 £000
Executive Directors									
Mr R Brasher	721	–	87	3	679	626	–	**2,116**	2,004
Mr P A Clarke	738	–	64	3	679	626	639	**2,749**	2,631
Mr A T Higginson	738	–	94	3	679	626	670	**2,810**	2,661
Sir Terry Leahy	1,293	–	95	3	1,189	1,690	1,202	**5,472**	4,618
Mr T J R Mason[1]	738	260	117	3	1,018	991	670	**3,797**	3,765
Mr T J R Mason[1]	200	–	–	–	270	263	–	**733**	–
Mr T J R Mason – total	938	260	117	3	1,288	1,254	670	**4,530**	3,765
Miss L Neville-Rolfe[2]	485	–	106	3	446	411	–	**1,451**	239
Mr D T Potts	738	–	33	3	679	626	639	**2,718**	2,574
Non-executive Directors									
Mr C L Allen	85	–	–	–	–	–	–	**85**	69
Mr R F Chase	118	–	–	–	–	–	–	**118**	109
Mrs K Cook	67	–	–	–	–	–	–	**67**	62
Mr E M Davies	79	–	–	–	–	–	–	**79**	70
Dr H Einsmann	67	–	–	–	–	–	–	**67**	62
Mr K J Hydon	85	–	–	–	–	–	–	**85**	69
Ms C McCall	67	–	–	–	–	–	–	**67**	62
Mr D E Reid (Chairman)	581	–	94	–	–	–	–	**675**	612
Total	6,800	260	690	21	5,639	5,859	3,820	**23,089**	19,607

1 Mr Mason's salary consists of a base salary and a non-pensionable salary supplement (shown separately) in respect of certain localisation costs including accommodation and school fees. Allowances are made up of compensation payments for additional tax due on equity awards made prior to Mr Mason's move to the US. Mr Mason's benefits are made up of car, travel, medical and tax-related costs and services.
2 Miss Neville-Rolfe was appointed on 14 December 2006. The 2006/7 figure in Table 1 is calculated from the date of her appointment.
3 With the exception of Mr Mason, benefits are made up of car benefits, chauffeurs, disability and health insurance, staff discount and gym/leisure club membership.
4 The Long-term bonus figures shown in Table 1 relate to the additional 12.5% enhancements allocated in May 2007 on short-term and long-term awards under the old bonus scheme. The long-term bonuses awarded on 14 November 2007 under the Performance Share Plan were awarded in the form of nil cost options with the exception of Mr Mason who received an unfunded promise to deliver shares. Details of these awards are shown in Table 6.

Table 2 Pension details of the Directors

Executive Directors are members of the Tesco PLC Pension Scheme which provides a pension of up to two-thirds of base salary on retirement, normally at the age of 60, dependent upon service. The Scheme also provides for dependants' pensions and lump sums on death in service. The Scheme is a defined-benefit pension scheme, which is approved by HMRC.

	Age at 23 February 2008	Years of Company service	Total accrued pension at 23 February 2008[1,2] £000	Increase in accrued pension during the year £000	(a) Increase in accrued pension during the year (net of inflation) £000	Transfer value of (a) at 23 February 2008 (less Director's contributions) £000	Transfer value of total accrued pension at 24 February 2007 £000	**Transfer value of total accrued pension at 23 February 2008 £000**	Increase in transfer value (less Director's contributions) £000
Mr R Brasher	46	21	293	52	43	408	2,559	**2,767**	208
Mr P A Clarke	47	33	331	36	24	244	3,364	**3,343**	(21)
Mr A T Higginson	50	10	252	40	32	370	2,711	**2,882**	171
Sir Terry Leahy[3]	51	29	705	78	53	1,006	9,350	**10,141**	791
Mr T J R Mason	50	26	361	39	26	294	4,132	**4,123**	(9)
Miss L Neville-Rolfe	55	10	166	41	37	543	1,885	**2,444**	559
Mr D T Potts	50	35	364	38	26	305	4,281	**4,285**	4

1 The accrued pension is that which would be paid annually on retirement at 60 based on service to 23 February 2008.
2 Some of the Executive Directors' benefits are payable from an unapproved pension arrangement, some of which are secured by a fixed and floating charge on a cash deposit.
3 Sir Terry Leahy is entitled to retire at the age of 57 to 60 inclusive with an immediate pension of two-thirds of base salary.

All transfer values have been calculated in accordance with Actuarial Guidance Note GN11.

Table 3 Gains made on share options

	Date of grant	Date exercisable	Date of exercise	Number of options exercised	Option price (pence)	Market price at exercise	Total	Value realisable[1] **2007/8 £000**	Value realisable[1] 2006/7 £000
Mr R Brasher	–	–	–	–	–	–	–	**–**	465
Mr P A Clarke	30.04.2004	30.04.2007	08.05.2007	434,353	253.25	468.500	434,353	**935**	1,026
Mr A T Higginson	–	–	–	–	–	–	–	**–**	2,266
Sir Terry Leahy	–	–	–	–	–	–	–	**–**	–
Mr T J R Mason	–	–	–	–	–	–	–	**–**	1,023
Miss L Neville-Rolfe	30.04.2004	30.04.2007	08.05.2007	128,350	253.25	466.875	128,350	**274**	–
Mr D T Potts	30.04.2004	30.04.2007	08.05.2007	434,353	253.25	473.250	434,353	**956**	820
Total				997,056			997,056	**2,165**	5,600

1 The value realisable from shares acquired on exercise is the difference between the market value at exercise and the exercise price of the option, although the shares may have been retained. The share price at 23 February 2008 was 400.25p. The share price during the 52 weeks to 23 February 2008 ranged from 386.75p to 492.00p.
2 Gains made on Save As You Earn share options are not included above. These are detailed in Table 5.
3 Gains made on nil cost options awarded under the Performance Share Plan are not included above. These are detailed in Table 6.

Table 4 Share options held by Directors and not exercised at 23 February 2008

Executive share option schemes (1994) and (1996) and discretionary share option plan (2004)

	Date of grant	Options as at 24 February 2007	Options granted in year	Options exercised in year	**Options as at 23 February 2008**	Exercise price (pence)	Date from which exercisable	Expiry date
Mr R Brasher	26.06.2000	106,613	–	–	**106,613**	205.0	26.06.2003	26.06.2010
	26.04.2001	101,215	–	–	**101,215**	247.0	26.04.2004	26.04.2011
	15.04.2002	100,386	–	–	**100,386**	259.0	15.04.2005	15.04.2012
	14.04.2003	151,900	–	–	**151,900**	197.5	14.04.2006	14.04.2013
	30.04.2004	296,150	–	–	**296,150**	253.25	30.04.2007	30.04.2014
	22.04.2005	255,795	–	–	**255,795**	312.75	22.04.2008	22.04.2015
	08.05.2006	345,261	–	–	**345,261**	318.60	08.05.2009	08.05.2016
	08.05.2007	–	278,627	–	**278,627**	473.75	08.05.2010	08.05.2017
Total		1,357,320	278,627	–	**1,635,947**			
Mr P A Clarke	30.04.2004	434,353	–	434,353	–	253.25	30.04.2007	30.04.2014
	22.04.2005	379,856	–	–	**379,856**	312.75	22.04.2008	22.04.2015
	08.05.2006	404,896	–	–	**404,896**	318.60	08.05.2009	08.05.2016
	08.05.2007	–	298,844	–	**298,844**	473.75	08.05.2010	08.05.2017
Total		1,219,105	298,844	434,353	**1,083,596**			
Mr A T Higginson	30.04.2004	434,353	–	–	**434,353**	253.25	30.04.2007	30.04.2014
	22.04.2005	379,856	–	–	**379,856**	312.75	22.04.2008	22.04.2015
	08.05.2006	404,896	–	–	**404,896**	318.60	08.05.2009	08.05.2016
	08.05.2007	–	298,844	–	**298,844**	473.75	08.05.2010	08.05.2017
Total		1,219,105	298,844	–	**1,517,949**			
Sir Terry Leahy	30.09.1998	126,832	–	–	**126,832**	164.0	30.09.2001	30.09.2008
	30.11.1999	228,901	–	–	**228,901**	173.0	30.11.2002	30.11.2009
	20.04.2000	17,673	–	–	**17,673**	209.5	20.04.2003	20.04.2010
	26.06.2000	780,487	–	–	**780,487**	205.0	26.06.2003	26.06.2010
	26.04.2001	647,773	–	–	**647,773**	247.0	26.04.2004	26.04.2011
	15.04.2002	642,471	–	–	**642,471**	259.0	15.04.2005	15.04.2012
	14.04.2003	939,747	–	–	**939,747**	197.5	14.04.2006	14.04.2013
	30.04.2004	766,041	–	–	**766,041**	253.25	30.04.2007	30.04.2014
	22.04.2005	658,673	–	–	**658,673**	312.75	22.04.2008	22.04.2015
	08.05.2006	709,353	–	–	**709,353**	318.60	08.05.2009	08.05.2016
	08.05.2007	–	523,556	–	**523,556**	473.75	08.07.2010	08.05.2017
Total		5,517,951	523,556	–	**6,041,507**			
Mr T J R Mason	15.04.2002	358,301	–	–	**358,301**	259.0	15.04.2005	15.04.2012
	30.04.2004	434,353	–	–	**434,353**	253.25	30.04.2007	30.04.2014
	22.04.2005	379,856	–	–	**379,856**	312.75	22.04.2008	22.04.2015
	08.05.2006	404,896	–	–	**404,896**	318.60	08.05.2009	08.05.2016
	10.08.2007	–	333,319	–	**333,319**	424.75	10.08.2010	10.08.2017
Total		1,577,406	333,319	–	**1,910,725**			
Miss L Neville-Rolfe	30.04.2004	128,350	–	128,350	–	253.25	30.04.2007	30.04.2014
	22.04.2005	108,050	–	–	**108,050**	312.75	22.04.2008	22.04.2015
	08.05.2006	116,133	–	–	**116,133**	318.60	08.05.2009	08.05.2016
	08.05.2007	–	189,973	–	**189,973**	473.75	08.05.2010	08.05.2017
Total		352,533	189,973	128,350	**414,156**			
Mr D T Potts	30.04.2004	434,353	–	434,353	–	253.25	30.04.2007	30.04.2014
	22.04.2005	379,856	–	–	**379,856**	312.75	22.04.2008	22.04.2015
	08.05.2006	404,896	–	–	**404,896**	318.60	08.05.2009	08.05.2016
	08.05.2007	–	298,844	–	**298,844**	473.75	08.05.2010	08.05.2017
Total		1,219,105	298,844	434,353	**1,083,596**			
Total		12,462,525	2,222,007	997,056	**13,687,476**			

1 Executive share options are subject to performance conditions measured over three years as set out on page 29. EPS growth for the period 03/4 to 06/7 exceeded RPI by 26.6%, therefore share options awarded on 30 April 2004 vested in full on 30 April 2007. Executives have until the tenth anniversary of the date of grant to exercise their options.

2 No options lapsed in the year.

3 The market price at exercise is shown in Table 3.

Table 5 Share options held by Directors and not exercised at 23 February 2008

Savings-related share option scheme (1981)

	Date of grant	As at 24 February 2007	Options granted in year	Options exercised in year	**As at 23 February 2008**	Exercise price (pence)	Value realisable 2007/8 £000	Value realisable 2006/7 £000
Mr R Brasher	08.11.2002	2,066	–	2,066	**–**	159.0	5	–
	06.11.2003	1,625	–	–	**1,625**	195.0	–	–
	04.11.2004	1,424	–	–	**1,424**	232.0	–	–
	02.11.2005	1,298	–	–	**1,298**	248.0	–	–
	08.11.2006	1,066	–	–	**1,066**	307.0	–	–
	07.11.2007	–	819	–	**819**	410.0	–	–
Total		7,479	819	2,066	**6,232**		5	4
Mr P A Clarke	08.11.2002	2,066	–	2,066	**–**	159.0	5	–
	06.11.2003	1,625	–	–	**1,625**	195.0	–	–
	04.11.2004	1,424	–	–	**1,424**	232.0	–	–
	02.11.2005	1,298	–	–	**1,298**	248.0	–	–
	08.11.2006	1,066	–	–	**1,066**	307.0	–	–
	07.11.2007	–	819	–	**819**	410.0	–	–
Total		7,479	819	2,066	**6,232**		5	4
Mr A T Higginson	08.11.2002	2,066	–	2,066	**–**	159.0	5	–
	06.11.2003	1,625	–	–	**1,625**	195.0	–	–
	04.11.2004	1,424	–	–	**1,424**	232.0	–	–
	02.11.2005	1,298	–	–	**1,298**	248.0	–	–
	08.11.2006	1,066	–	–	**1,066**	307.0	–	–
	07.11.2007	–	819	–	**819**	410.0	–	–
Total		7,479	819	2,066	**6,232**		5	4
Sir Terry Leahy	08.11.2002	2,066	–	2,066	**–**	159.0	5	–
	06.11.2003	1,625	–	–	**1,625**	195.0	–	–
	04.11.2004	1,424	–	–	**1,424**	232.0	–	–
	02.11.2005	1,298	–	–	**1,298**	248.0	–	–
	08.11.2006	1,066	–	–	**1,066**	307.0	–	–
	07.11.2007	–	819	–	**819**	410.0	–	–
Total		7,479	819	2,066	**6,232**		5	4
Mr T J R Mason	08.11.2002	2,066	–	2,066	**–**	159.0	5	–
	06.11.2003	1,625	–	–	**1,625**	195.0	–	–
	04.11.2004	1,424	–	–	**1,424**	232.0	–	–
	02.11.2005	1,298	–	–	**1,298**	248.0	–	–
	08.11.2006	1,066	–	–	**1,066**	307.0	–	–
	07.11.2007	–	819	–	**819**	410.0	–	–
Total		7,479	819	2,066	**6,232**		5	2
Miss L Neville-Rolfe	08.11.2002	2,066	–	2,066	**–**	159.0	5	–
	06.11.2003	1,625	–	–	**1,625**	195.0	–	–
	04.11.2004	1,424	–	–	**1,424**	232.0	–	–
	02.11.2005	1,298	–	–	**1,298**	248.0	–	–
	08.11.2006	1,066	–	–	**1,066**	307.0	–	–
	07.11.2007	–	819	–	**819**	410.0	–	–
Total		7,479	819	2,066	**6,232**		5	–
Mr D T Potts	08.11.2002	2,066	–	2,066	**–**	159.0	5	–
	06.11.2003	1,625	–	–	**1,625**	195.0	–	–
	04.11.2004	1,424	–	–	**1,424**	232.0	–	–
	02.11.2005	1,298	–	–	**1,298**	248.0	–	–
	08.11.2006	1,066	–	–	**1,066**	307.0	–	–
	07.11.2007	–	819	–	**819**	410.0	–	–
Total		7,479	819	2,066	**6,232**		5	4
Total		52,353	5,733	14,462	**43,624**			

1 Save As You Earn is an all employee share scheme. Options are not subject to performance conditions. All options are exercisable from 1 February in the year which is six years from the year of grant. All options expire six months from their exercise date (i.e. on 1 August of the relevant year). All directors exercised options on 1 February 2008 when the market price was 416.75p. No options lapsed in the year.

Table 6 Long-Term Performance Share Plan

	Date of award/ grant	Share price on award date (pence)	As at 24 February 2007	Shares awarded/ options granted in year	Options exercised/ shares released in year	**As at 23 February 2008**	Date of release/date from which exercisable	Expiry date
Mr R Brasher	28.07.2004	253.45	118,367	–	–	**118,367**	28.07.2008	28.07.2014
	12.10.2005	302.75	187,050	4,515	–	**191,565**	12.07.2009	12.10.2015
	20.07.2006	346.25	192,168	4,639	–	**196,807**	20.07.2010	20.07.2016
	14.11.2007	471.10	–	240,045	–	**240,045**	14.07.2010	14.11.2017
Total			497,585	249,199	–	**746,784**		
Mr P A Clarke	28.07.2004	253.45	175,774	–	–	**175,774**	28.07.2008	28.07.2014
	12.10.2005	302.75	219,359	5,295	–	**224,654**	12.07.2009	12.10.2015
	20.07.2006	346.25	206,111	4,975	–	**211,086**	20.07.2010	20.07.2016
	14.11.2007	471.10	–	240,045	–	**240,045**	14.07.2010	14.11.2017
Total			601,244	250,315	–	**851,559**		
Mr A T Higginson	28.07.2004	253.45	175,774	–	–	**175,774**	28.07.2008	28.07.2014
	12.10.2005	302.75	219,359	5,295	–	**224,654**	12.07.2009	12.10.2015
	20.07.2006	346.25	206,111	4,975	–	**211,086**	20.07.2010	20.07.2016
	14.11.2007	471.10	–	240,045	–	**240,045**	14.07.2010	14.11.2017
Total			601,244	250,315	–	**851,559**		
Sir Terry Leahy	28.07.2004	253.45	304,794	–	–	**304,794**	28.07.2008	28.07.2014
	12.10.2005	302.75	384,304	9,278	–	**393,582**	12.07.2009	12.10.2015
	20.07.2006	346.25	361,093	8,717	–	**369,810**	20.07.2010	20.07.2016
	14.11.2007	471.10	–	420,484	–	**420,484**	14.07.2010	14.11.2017
Total			1,050,191	438,479	–	**1,488,670**		
Mr T J R Mason[1]	28.07.2004	253.45	175,774	–	85,343	**90,431**	28.07.2008	28.07.2014
	12.10.2005	302.75	219,359	5,295	–	**224,654**	12.07.2009	12.10.2015
	25.08.2006	346.25	206,111	4,975	–	**211,086**	20.07.2010	–
	14.11.2007	471.10	–	160,030	–	**160,030**	14.07.2010	–
Total			601,244	170,300	85,343	**686,201**		
Miss L Neville-Rolfe[2]	18.01.2006	312.25	29,623	197	–	**29,820**	18.07.2008	–
	20.07.2006	346.25	57,039	378	–	**57,417**	20.07.2009	–
	14.11.2007	471.10	–	157,610	–	**157,610**	14.07.2010	14.11.2017
Total			86,662	158,185	–	**244,847**		
Mr D T Potts	28.07.2004	253.45	175,774	–	–	**175,774**	28.07.2008	28.07.2014
	12.10.2005	302.75	219,359	5,295	–	**224,654**	12.07.2009	12.10.2015
	20.07.2006	346.25	206,111	4,975	–	**211,086**	20.07.2010	20.07.2016
	14.11.2007	471.10	–	240,045	–	**240,045**	14.07.2010	14.11.2017
Total			601,244	250,315	–	**851,559**		
Total			4,039,414	1,767,108	85,343	**5,721,179**		

1 Mr Mason's 2006 and 2007 awards were made in the form of an unfunded promise. Following approval by the Remuneration Committee Mr Mason part exercised his 2004 award on 23 August 2007 at a share price of 405.00p in order to fund a US tax liability.
2 Miss L Neville Ro'fe's 2006 awards were made in the form of restricted shares under the senior management performance share plan.
3 The Performance Share Plan replaced the Long-Term Executive Incentive Scheme. The first award under the new Plan was made in 2004. All awards except those described in notes 1 and 2 above have been made in the form of nil cost options.
4 The awards are subject to performance conditions based on Return on Capital Employed (ROCE) targets. The Group ROCE for 2006/7 was 12.6%, therefore targets for PSP awards granted on 28 July 2004 were met in full and these awards vested. Executives are required to retain these vested awards for a further 12 months with the exception of Mr Mason (see note 1).
5 The awards are increased to reflect dividends equivalents as each dividend is paid with the exception of the 2004 award on which no dividends accrue.
6 No options lapsed in the year under this Plan.

Table 7 Group New Business Incentive Plan

	Date of grant	Share price on award date (pence)	As at 24 February 2007	Options granted in year	Options exercised in year	**As at 23 February 2008**	Date from which exercisable	Expiry date
Sir Terry Leahy	14.11.2007	482.00	–	2,500,000	–	**2,500,000**	Four tranches 2011-2014	14.11.2017
Total				2,500,000	–	**2,500,000**		

1 The Group New Business Incentive Plan (2007) was approved by shareholders on 29 June 2007. The awards made under this plan will normally vest in four tranches; four, five, six and seven years after the date of award for nil consideration. Vesting will normally be conditional on the achievement of specified performance targets related to the return on capital employed over the seven-year plan. The award is in the form of nil cost options.

Table 8 US Long-Term Incentive Plan

	Date of award	Share price on award date (pence)	As at 24 February 2007	Shares awarded in year	Shares released in year	**As at 23 February 2008**	Date of release
Mr T J R Mason	14.11.2007	482.00	–	2,000,000	–	**2,000,000**	Four tranches 2011-2014
Total			–	2,000,000	–	**2,000,000**	

1 The US Long-Term Incentive Plan (2007) was approved by shareholders on 29 June 2007. The awards made under this Plan will normally vest in four tranches; four, five, six and seven years after the date of award for nil consideration. Vesting will normally be conditional on the achievement of specified performance targets related to the return on capital employed in the US business over the seven-year Plan.

Table 9 Executive Incentive Plan

	Date of award/ grant	Share price on award date (pence)	As at 24 February 2007	Shares awarded/ options granted in year	Shares released/ options exercised in year	**As at 23 February 2008**	Date of release/date from which exercisable	Expiry date
Mr R Brasher	20.05.2005	311.00	100,203	2,433	–	**102,636**	20.05.2008	20.05.2015
	26.05.2006	318.50	168,869	4,076	–	**172,945**	26.05.2009	26.05.2016
	24.05.2007	456.75	–	145,594	–	**145,594**	24.05.2010	24.05.2017
Total			269,072	152,103	–	**421,175**		
Mr P A Clarke	20.05.2005	311.00	148,802	3,613	–	**152,415**	20.05.2008	20.05.2015
	26.05.2006	318.50	198,037	4,780	–	**202,817**	26.05.2009	26.05.2016
	24.05.2007	456.75	–	156,159	–	**156,159**	24.05.2010	24.05.2017
Total			346,839	164,552	–	**511,391**		
Mr A T Higginson	20.05.2005	311.00	148,802	3,613	–	**152,415**	20.05.2008	20.05.2015
	26.05.2006	318.50	198,037	4,780	–	**202,817**	26.05.2009	26.05.2016
	24.05.2007	456.75	–	156,159	–	**156,159**	24.05.2010	24.05.2017
Total			346,839	164,552	–	**511,391**		
Sir Terry Leahy	20.05.2005	311.00	258,025	6,265	–	**264,290**	20.05.2008	20.05.2015
	26.05.2006	318.50	346,950	8,376	–	**355,326**	26.05.2009	26.05.2016
	24.05.2007	456.75	–	273,581	–	**273,581**	24.05.2010	24.05.2017
Total			604,975	288,222	–	**893,197**		
Mr T J R Mason	20.05.2005	311.00	148,802	3,613	–	**152,415**	20.05.2008	20.05.2015
	24.05.2007	456.75	–	177,470	–	**177,470**	24.05.2010	–
Total			148,802	181,083	–	**329,885**		
Miss L Neville-Rolfe	24.05.2007	456.75	–	74,452	–	**74,452**	24.05.2010	24.05.2017
Total			–	74,452	–	**74,452**		
Mr D T Potts	20.05.2005	311.00	148,802	3,613	–	**152,415**	20.05.2008	20.05.2015
	26.05.2006	318.50	198,037	4,780	–	**202,817**	26.05.2009	26.05.2016
	24.05.2007	456.75	–	156,159	–	**156,159**	24.05.2010	24.05.2017
Total			346,839	164,552	–	**511,391**		
Total			2,063,366	1,189,516	–	**3,252,882**		

1 The Executive Incentive Plan replaced the Short-term Executive Incentive Scheme. The first award under the new Plan was made in 2005.
2 The awards are subject to performance conditions based on TSR, earnings per share and corporate objectives.
3 Mr Mason's 2007 award was made in the form of an unfunded promise. His 2005 award was made in the form of nil cost options.
4 The awards are increased to reflect dividends equivalents as each dividend is paid.
5 No options lapsed in the year under the Executive Incentive Plan.

Table 10 Directors' interests in the Long-Term Incentive Plan

	Year of release	Award date	Number of shares as at 24 February 2007	Shares awarded in year	Shares released in year	**Number of shares as at 23 February 2008**	Value of shares released £000s	Release date	Market price on release (pence)
Mr R Brasher[1]	2008	27.05.04	39,716	915	40,631	–	163	15.02.08	400.4
Total			39,716	915	40,631	–	163		
Mr P A Clarke	2008	11.04.01	94,502	14,068	108,570	–	435	15.02.08	400.4
	2008	09.04.03	381,436	56,786	438,222	–	1,755	15.02.08	400.4
	2008	04.05.04	175,832	4,052	–	**179,884**	–	04.05.08	–
	2009	10.04.02	143,218	21,320	–	**164,538**	–	10.04.09	–
	2009	04.05.04	296,715	44,171	–	**340,886**	–	04.05.09	–
	2010	09.04.03	190,108	28,302	–	**218,410**	–	09.04.10	–
Total			1,281,811	168,699	546,792	**903,718**	2,190		
Mr A T Higginson	2008	11.04.01	109,830	16,350	126,180	–	505	15.02.08	400.4
	2008	09.04.03	398,389	59,307	457,696	–	1,833	15.02.08	400.4
	2008	04.05.04	175,832	4,052	–	**179,884**	–	04.05.08	–
	2009	10.04.02	156,362	23,277	–	**179,639**	–	10.04.09	–
	2009	04.05.04	296,715	44,171	–	**340,886**	–	04.05.09	–
	2010	09.04.03	198,559	29,560	–	**228,119**	–	09.04.10	–
Total			1,335,687	176,717	583,876	**928,528**	2,338		
Sir Terry Leahy	2008	11.04.01	204,335	30,420	234,755	–	940	15.02.08	400.4
	2008	09.04.03	715,103	106,459	821,562	–	3,289	15.02.08	400.4
	2008	04.05.04	310,105	7,145	–	**317,250**	–	04.05.08	–
	2009	10.04.02	280,377	41,740	–	**322,117**	–	10.04.09	–
	2009	04.05.04	523,304	77,906	–	**601,210**	–	04.05.09	–
	2010	09.04.03	356,411	53,060	–	**409,471**	–	09.04.10	–
Total			2,389,635	316,730	1,056,317	**1,650,048**	4,229		
Mr T J R Mason	2008	11.04.01	109,830	16,350	126,180	–	505	15.02.08	400.4
	2008	09.04.03	398,389	59,307	457,696	–	1,833	15.02.08	400.4
	2008	04.05.04	175,832	4,052	–	**179,884**	–	04.05.08	–
	2009	10.04.02	156,362	23,277	–	**179,639**	–	10.04.09	–
	2009	04.05.04	296,715	44,171	–	**340,886**	–	04.05.09	–
	2010	09.04.03	198,559	29,560	–	**228,119**	–	09.04.10	–
Total			1,335,687	176,717	583,876	**928,528**	2,338		
Miss L Neville-Rolfe[1]	2008	27.05.04	33,016	759	33,775	–	135	15.02.08	400.4
	2008	12.05.05	54,538	1,256	55,794	–	223	15.02.08	400.4
	2009	24.05.06	56,631	1,304	–	**57,935**	–	24.05.09	–
	Total		144,185	3,319	89,569	**57,935**	358		
Mr D T Potts	2008	11.04.01	94,502	14,068	108,570	–	435	15.02.08	400.4
	2008	09.04.03	381,436	56,786	438,222	–	1,755	15.02.08	400.4
	2008	04.05.04	175,832	4,052	–	**179,884**	–	04.05.08	–
	2009	10.04.02	143,218	21,320	–	**164,538**	–	10.04.09	–
	2009	04.05.04	296,715	44,171	–	**340,886**	–	04.05.09	–
	2010	09.04.03	190,108	28,302	–	**218,410**	–	09.04.10	–
Total			1,281,811	168,699	546,792	**903,718**	2,190		
Total			7,808,532	1,011,796	3,447,853	**5,372,475**	13,806		

1 Bonus shares shown for Mr R Brasher and Miss L Neville-Rolfe were awarded under the senior management bonus scheme before they joined the Board. These shares cannot be retained for an additional three-year period and enhanced.
2 This Plan has been replaced by the Performance Share Plan and Executive Incentive Plan. The last awards under this Plan were made in May 2004.
3 Long-term awards from 2002 are classed as four-year cycles and short-term awards from 2004 are classed as two-year cycles as no election for enhancement is possible yet. Long-term awards can be enhanced from the fourth year, extending the cycle to seven years. Short-term awards can be enhanced from the second year, extending the cycle to five years.

Date of award	11.04.01	10.04.02	09.04.03	04.05.04	27.05.04	12.05.05	24.05.06
Award price (pence)	259.25	248.00	197.25	248.75	249.88	309.88	316.88

Table 11 Disclosable interests of the Directors, including family interests

	23 February 2008		24 February 2007	
	Ordinary shares[1]	**Options to acquire ordinary shares[2]**	Ordinary shares[1]	Options to acquire ordinary shares[2]
Executive Directors				
Mr R Brasher	**184,221**	**2,810,138**	195,483	2,131,456
Mr P A Clarke	**1,438,835**	**2,452,778**	1,491,104	2,174,667
Mr A T Higginson	**1,384,926**	**2,887,131**	1,674,052	2,174,667
Sir Terry Leahy	**6,067,985**	**10,929,606**	6,161,039	7,180,596
Mr T J R Mason	**3,882,995**	**2,384,457**	1,963,153	2,128,820
Miss L Neville-Rolfe	**227,650**	**652,450**	255,883	360,012
Mr D T Potts	**1,803,574**	**2,452,778**	1,843,088	2,174,667
Non-executive Directors				
Mr C L Allen	**–**	**–**	–	–
Mr R F Chase	**–**	**–**	52,653	–
Mrs K Cook	**–**	**–**	–	–
Mr E M Davies	**2,400**	**–**	2,400	–
Dr H Einsmann	**246,054**	**–**	209,353	–
Mr K J Hydon	**30,093**	**–**	30,093	–
Ms C McCall	**6,556**	**–**	6,408	–
Mr D E Reid (Chairman)	**193,515**	**–**	193,347	–
Total	**15,468,804**	**24,569,338**	14,078,056	18,324,885

1 Ordinary shares shown in this table include shares held as part of incentive plans shown in Table 10 and shares held under a promise as part of the Performance Share Plan shown in Table 6, US Long-term Incentive Plan shown in Table 8 and Executive Incentive Plan shown in Table 9. Between 23 February 2008 and 28 April 2008, 378 shares were purchased by Executive Directors as part of the Buy As You Earn scheme.

2 Options to acquire ordinary shares shown above comprise options held under the Executive Share Option schemes and Discretionary Share Option Plan shown in Table 4, Save As You Earn scheme shown in Table 5, and nil cost options held under the Performance Share Plan, Group New Business Incentive Plan and Executive Incentive Plan shown in Tables 6, 7 and 9 respectively.

Contents

Go online!

Every year, more and more information is available for our shareholders, staff and customers.

www.tesco.com/annualreport08

Statement of Directors' responsibilities

The Directors are required by the Companies Acts 1985 and 2006 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for the financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and have elected to prepare the Company financial statements in accordance with UK Accounting Standards.

In preparing the Group and Company financial statements, the Directors are required to:

> select suitable accounting policies and apply them consistently;

> make reasonable and prudent judgements and estimates;

> for the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU;

> for the Company financial statements state whether applicable UK Accounting Standards have been followed; and

> prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group and the Company will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time, the financial position of the Company and Group, and which enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Acts 1985 and 2006, and as regards the Group financial statements, Article 4 of the IAS Regulation.

The Business Review includes a fair review of the business and important events impacting it, as well as a description of the principal risks and uncertainties of the business.

The Directors are responsible for the maintenance and integrity of the Annual Review and Summary Financial Statement and Annual Report and Financial Statements published on the Group's corporate website. Legislation in the UK concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and of the Company and to prevent and detect fraud and other irregularities.

Independent auditors' report to the members of Tesco PLC

We have audited the Group financial statements of Tesco PLC for the year ended 23 February 2008 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Parent Company financial statements of Tesco PLC for the year ended 23 February 2008 and on the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Financial highlights, the Chief Executive's statement, the Directors' report, the Corporate governance statement, the unaudited part of the Directors' remuneration report and the Five Year Record. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion
In our opinion:

> the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 23 February 2008 and of its profit and cash flows for the year then ended;

> the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

> the information given in the Directors' Report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London 28 April 2008

Group income statement
year ended 23 February 2008

	notes	2008 £m	2007 £m
Continuing operations			
Revenue (sales excluding VAT)	2	**47,298**	42,641
Cost of sales		**(43,668)**	(39,401)
Pensions adjustment – Finance Act 2006	24	**–**	258
Impairment of the Gerrards Cross site		**–**	(35)
Gross profit		**3,630**	3,463
Administrative expenses		**(1,027)**	(907)
Profit arising on property-related items	2/3	**188**	92
Operating profit	2	**2,791**	2,648
Share of post-tax profits of joint ventures and associates (including £nil on property-related items (2006/7 – £47m gain))	13	**75**	106
Profit on sale of investments in associates	13	**–**	25
Finance income	5	**187**	90
Finance costs	5	**(250)**	(216)
Profit before tax	3	**2,803**	2,653
Taxation	6	**(673)**	(772)
Profit for the year from continuing operations		**2,130**	1,881
Discontinued operation			
Profit for the year from discontinued operation	7	**–**	18
Profit for the year		**2,130**	1,899

Attributable to:			
Equity holders of the parent	26	**2,124**	1,892
Minority interests	26	**6**	7
		2,130	1,899

Earnings per share from continuing and discontinued operations			
Basic	9	**26.95p**	23.84p
Diluted	9	**26.61p**	23.54p
Earnings per share from continuing operations			
Basic	9	**26.95p**	23.61p
Diluted	9	**26.61p**	23.31p

Non-GAAP measure: underlying profit before tax

	notes	2008 £m	2007 £m
Profit before tax (excluding discontinued operation)		**2,803**	2,653
Adjustments for:			
IAS 32 and IAS 39 'Financial Instruments' – Fair value remeasurements	5	**(49)**	4
IAS 19 Income Statement charge for pensions	24	**414**	432
'Normal' cash contributions for pensions	24	**(340)**	(321)
IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods	1	**18**	–
Exceptional items:			
Pensions adjustment – Finance Act 2006	24	**–**	(258)
Impairment of the Gerrards Cross site	1	**–**	35
Underlying profit before tax	1	**2,846**	2,545

The notes on pages 46 to 95 form part of these financial statements.

Group statement of recognised income and expense

	notes	2008 £m	2007 £m
Loss on revaluation of available-for-sale investments	14	**(4)**	(1)
Foreign currency translation differences		**38**	(65)
Total gain on defined benefit pension schemes	24	**187**	114
Gains/(losses) on cash flow hedges:			
Net fair value gains/(losses)		**66**	(26)
Reclassified and reported in the Group Income Statement		**(29)**	(12)
Tax on items taken directly to equity	6	**123**	12
Net income recognised directly in equity		**381**	22
Profit for the year		**2,130**	1,899
Total recognised income and expense for the year	26	**2,511**	1,921

Attributable to:		
Equity holders of the parent	**2,500**	1,920
Minority interests	**11**	1
	2,511	1,921

Group balance sheet

	notes	2008 £m	2007 £m
Non-current assets			
Goodwill and other intangible assets	10	**2,336**	2,045
Property, plant and equipment	11	**19,787**	16,976
Investment property	12	**1,112**	856
Investments in joint ventures and associates	13	**305**	314
Other investments	14	**4**	8
Derivative financial instruments	20	**216**	–
Deferred tax assets	6	**104**	32
		23,864	20,231
Current assets			
Inventories	15	**2,430**	1,931
Trade and other receivables	16	**1,311**	1,079
Derivative financial instruments	20	**97**	108
Current tax assets		**6**	8
Short-term investments		**360**	–
Cash and cash equivalents	17	**1,788**	1,042
		5,992	4,168
Non-current assets classified as held for sale	7	**308**	408
		6,300	4,576
Current liabilities			
Trade and other payables	18	**(7,277)**	(6,046)
Financial liabilities			
Borrowings	19	**(2,084)**	(1,554)
Derivative financial instruments and other liabilities	20	**(443)**	(87)
Current tax liabilities		**(455)**	(461)
Provisions	22	**(4)**	(4)
		(10,263)	(8,152)
Net current liabilities		**(3,963)**	(3,576)
Non-current liabilities			
Financial liabilities			
Borrowings	19	**(5,972)**	(4,146)
Derivative financial instruments and other liabilities	20	**(322)**	(399)
Post-employment benefit obligations	24	**(838)**	(950)
Other non-current payables	18	**(42)**	(29)
Deferred tax liabilities	6	**(802)**	(535)
Provisions	22	**(23)**	(25)
		(7,999)	(6,084)
Net assets		**11,902**	10,571

	notes	2008 £m	2007 £m
Equity			
Share capital	25/26	**393**	397
Share premium account	26	**4,511**	4,376
Other reserves	26	**40**	40
Retained earnings	26	**6,871**	5,693
Equity attributable to equity holders of the parent		**11,815**	10,506
Minority interests	26	**87**	65
Total equity		**11,902**	10,571

Sir Terry Leahy
Andrew Higginson

Directors
The financial statements on pages 42 to 95 were authorised for issue by the Directors on 28 April 2008 and are subject to the approval of the shareholders at the Annual General Meeting on 27 June 2008.

Group cash flow statement

	notes	2008 £m	2007 £m
Cash flows from operating activities			
Cash generated from operations	29	**4,099**	3,532
Interest paid		**(410)**	(376)
Corporation tax paid		**(346)**	(545)
Net cash from operating activities		**3,343**	2,611
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		**(169)**	(325)
Proceeds from sale of subsidiary, net of cash disposed		**–**	22
Proceeds from sale of joint ventures and associates		**–**	41
Purchase of property, plant and equipment and investment property		**(3,442)**	(2,852)
Proceeds from sale of property, plant and equipment		**1,056**	809
Purchase of intangible assets		**(158)**	(174)
Increase in loans to joint ventures		**(36)**	(21)
Invested in joint ventures and associates		**(61)**	(49)
Invested in short-term investments		**(360)**	–
Dividends received		**88**	124
Interest received		**128**	82
Net cash used in investing activities		**(2,954)**	(2,343)
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		**138**	156
Proceeds from sale of ordinary share capital to minority interests		**16**	–
Increase in borrowings		**9,333**	4,743
Repayment of borrowings		**(7,593)**	(4,559)
New finance leases		**119**	99
Repayment of obligations under finance leases		**(32)**	(15)
Dividends paid		**(792)**	(467)
Dividends paid to minority interests		**(2)**	–
Own shares purchased		**(775)**	(490)
Net cash from/(used in) financing activities		**412**	(533)
Net increase/(decrease) in cash and cash equivalents		**801**	(265)
Cash and cash equivalents at beginning of year		**1,042**	1,325
Effect of foreign exchange rate changes		**(55)**	(18)
Cash and cash equivalents at end of year	17	**1,788**	1,042

Reconciliation of net cash flow to movement in net debt note

	notes	2008 £m	2007 £m
Net increase/(decrease) in cash and cash equivalents		**801**	(265)
Net cash inflows from debt and lease financing		**(1,827)**	(268)
Short-term investments		**360**	–
Movement in joint venture loan receivables		**36**	38*
Other non-cash movements		**(691)**	18
Increase in net debt in the year		**(1,321)**	(477)
Opening net debt	30	**(4,861)**	(4,509)
Adjustment for joint venture loan receivables	30	**–**	125*
Adjusted opening net debt	30	**(4,861)**	(4,384)
Closing net debt	30	**(6,182)**	(4,861)

* The measurement of net debt has been revised to include loans receivable from joint ventures. Going forward net debt will be stated inclusive of the loan receivables from joint ventures.

NB. The reconciliation of net cash flow to movement in net debt note is not a primary statement and does not form part of the cash flow statement.

Notes to the Group financial statements

Note 1 Accounting policies

General information
Tesco PLC is a public limited company incorporated and domiciled in the United Kingdom under the Companies Act 1985 (Registration number 445790). The address of the registered office is Tesco House, Delamare Road, Cheshunt, Hertfordshire, EN8 9SL, UK.

As described in the Directors' Report, the main activity of the Group is that of retailing and associated activities.

Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations as endorsed by the European Union, and those parts of the Companies Acts 1985 and 2006 as applicable to companies reporting under IFRS.

Basis of preparation
The financial statements are presented in Pounds Sterling, rounded to the nearest million. They are prepared on the historical cost basis, except for certain financial instruments, share-based payments and pensions that have been measured at fair value.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Basis of consolidation
The Group financial statements consist of the financial statements of the ultimate Parent Company (Tesco PLC), all entities controlled by the Company (its subsidiaries) and the Group's share of its interests in joint ventures and associates.

Where necessary, adjustments are made to the financial statements of subsidiaries, joint ventures and associates to bring the accounting policies used into line with those of the Group.

Subsidiaries
A subsidiary is an entity whose operating and financing policies are controlled, directly or indirectly, by Tesco PLC.

The accounts of the Parent Company's subsidiary undertakings are prepared to dates around the Group year end. Dobbies Garden Centres PLC ('Dobbies') has a different year end to the Group, as it is yet to be aligned with the Group year end following its acquisition in August 2007. However the results of Dobbies from the date of acquisition to 28 February 2008 have been included in the Group's results for the year.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements.

Joint ventures and associates
A joint venture is an entity in which the Group holds an interest on a long-term basis and which is jointly controlled by the Group and one or more other venturers under a contractual agreement.

An associate is an undertaking, not being a subsidiary or joint venture, over which the Group has significant influence and can participate in the financial and operating policy decisions of the entity.

The Group's share of the results of joint ventures and associates is included in the Group Income Statement using the equity method of accounting. Investments in joint ventures and associates are carried in the Group Balance Sheet at cost plus post-acquisition changes in the Group's share of the net assets of the entity, less any impairment in value. The carrying values of investments in joint ventures and associates include acquired goodwill.

If the Group's share of losses in a joint venture or associate equals or exceeds its investment in the joint venture or associate, the Group does not recognise further losses, unless it has incurred obligations to do so or made payments on behalf of the joint venture or associate.

Unrealised gains arising from transactions with joint ventures and associates are eliminated to the extent of the Group's interest in the entity.

Use of assumptions and estimates
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical estimates and assumptions are made in particular with regard to establishing uniform depreciation and amortisation periods for the Group, impairment testing, assumptions for measuring pension provisions, determination of the fair value of obligations to purchase minority interests, classification of leases as operating leases versus finance leases (including on sale and leasebacks), the likelihood that tax assets can be realised and the classification of certain operations as held for sale.

Revenue
Revenue consists of sales through retail outlets.

Revenue is recorded net of returns, relevant vouchers/offers and value-added taxes, when the significant risks and rewards of ownership have been transferred to the buyer. Relevant vouchers/offers include: money-off coupons, conditional spend vouchers and offers such as buy one get one free (BOGOF) and 3 for 2.

Commission income is recorded based on the terms of the contracts.

Clubcard and loyalty initiatives
The cost of Clubcard is treated as a cost of sale, with an accrual equal to the estimated fair value of the points issued recognised when the original transaction occurs. On redemption, the cost of redemption is offset against the accrual.

The fair value of the points awarded is determined with reference to the cost of redemption and considers factors such as redemption via Clubcard deals versus money-off in-store and redemption rate.

Computers for Schools and Sport for Schools and Clubs vouchers are issued by Tesco for redemption by participating schools/clubs and are part of our overall Community Plan. The cost of the redemption (i.e. meeting the obligation attached to the vouchers) is treated as a cost rather than as a deduction from sales.

Other income
Finance income is recognised in the period to which it relates on an accruals basis. Dividends are recognised when a legal entitlement to payment arises.

Operating profit
Operating profit is stated after profit arising on property-related items but before the share of results of joint ventures and associates, finance income and finance costs.

Discontinued operations
A discontinued operation is a component of the Group's business that represents a separate line of business or geographical area of operation. Classification as a discontinued operation occurs upon disposal or earlier, if the operation meets the criteria to be classified as held for sale, under IFRS 5 'Non-current assets held for sale'.

Property, plant and equipment
Property, plant and equipment assets are carried at cost less accumulated depreciation and any recognised impairment in value.

Property, plant and equipment assets are depreciated on a straight-line basis to their residual value over their anticipated useful economic lives.

The following depreciation rates are applied for the Group:

> Freehold and leasehold buildings with greater than 40 years unexpired – at 2.5% of cost;

> Leasehold properties with less than 40 years unexpired are depreciated by equal annual instalments over the unexpired period of the lease; and

> Plant, equipment, fixtures and fittings and motor vehicles – at rates varying from 9% to 33%.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, when shorter, over the term of the relevant lease.

All tangible fixed assets are reviewed for impairment in accordance with IAS 36 'Impairment of Assets' when there are indications that the carrying value may not be recoverable.

Borrowing costs
Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalised. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use. All other borrowing costs are recognised in the Group Income Statement in the period in which they occur.

Investment property
Investment property is property held to earn rental income and/or for capital appreciation rather than for the purpose of Group operating activities. Investment property assets are carried at cost less accumulated depreciation and any recognised impairment in value. The depreciation policies for investment property are consistent with those described for owner-occupied property.

Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as a lessor
Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment in the lease.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease.

The Group as a lessee
Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability is included in the Group Balance Sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligations so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the Group Income Statement.

Rentals payable under operating leases are charged to the Group Income Statement on a straight-line basis over the term of the relevant lease.

Sale and leaseback
A sale and leaseback transaction is one where a vendor sells an asset and immediately reacquires the use of that asset by entering into a lease with the buyer. The accounting treatment of the sale and leaseback depends upon the substance of the transaction (by applying the lease classification principles described above) and whether or not the sale was made at the asset's fair value.

For sale and finance leasebacks, any apparent profit or loss from the sale is deferred and amortised over the lease term. For sale and operating leasebacks, generally the assets are sold at fair value, and accordingly the profit or loss from the sale is recognised immediately.

Following initial recognition, the lease treatment is consistent with those principles described above.

Business combinations and goodwill
All business combinations are accounted for by applying the purchase method.

On acquisition, the assets (including intangible assets), liabilities and contingent liabilities of an acquired entity are measured at their fair value. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The Group recognises intangible assets as part of business combinations at fair value at the date of acquisition. The determination of these fair values is based upon management's judgement and includes assumptions on the timing and amount of future incremental cash flows generated by the assets acquired and the selection of an appropriate cost of capital. The useful lives of intangible assets are estimated, and amortisation charged on a straight-line basis.

Goodwill arising on consolidation represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets/net liabilities of the acquired subsidiary, joint venture or associate at the date of acquisition. If the cost of acquisition is less than the fair value of the Group's share of the net assets/net liabilities of the acquired entity (i.e. a discount on acquisition) then the difference is credited to the Group Income Statement in the period of acquisition.

At the acquisition date of a subsidiary, goodwill acquired is recognised as an asset and is allocated to each of the cash-generating units expected to benefit from the business combination's synergies and to the lowest level at which management monitors the goodwill. Goodwill arising on the acquisition of joint ventures and associates is included within the carrying value of the investment.

Goodwill is reviewed for impairment at least annually by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. The recoverable amount is the higher of fair value less costs to sell, and value in use. When the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Any impairment is recognised immediately in the Group Income Statement and is not subsequently reversed.

On disposal of a subsidiary, joint venture or associate, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before 29 February 2004 (the date of transition to IFRS) was retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been restated and will not be included in determining any subsequent profit or loss on disposal.

Intangible assets
Acquired intangible assets
Acquired intangible assets, such as software, pharmacy licences and brands, are measured initially at cost and are amortised on a straight-line basis over their estimated useful lives, usually at 2%-25% of cost per annum.

Internally-generated intangible assets – Research and development expenditure
Research costs are expensed as incurred.

Development expenditure incurred on an individual project is carried forward only if all the criteria set out in IAS 38 'Intangible Assets' are met, namely:

> an asset is created that can be identified (such as software or new processes);

> it is probable that the asset created will generate future economic benefits; and

> the development cost of the asset can be measured reliably.

Following the initial recognition of development expenditure, the cost is amortised over the project's estimated useful life, usually at 14%-25% of cost per annum.

Impairment of tangible and intangible assets excluding goodwill
At each Balance Sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell, and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of the recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories
Inventories comprise goods held for resale and properties held for, or in the course of, development and are valued at the lower of cost and fair value less costs to sell using the weighted average cost basis.

Short-term investments
Short-term investments in the Group Balance Sheet consist of deposits with money market funds.

Cash and cash equivalents
Cash and cash equivalents in the Group Balance Sheet consist of cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through sale rather than continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale and it should be expected to be completed within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Pensions and similar obligations
The Group accounts for pensions and other post-employment benefits (principally private healthcare) under IAS 19 'Employee Benefits'.

In respect of defined benefit plans, obligations are measured at discounted present value (using the projected unit credit method) whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the Group Income Statement; service costs are spread systematically over the expected service lives of employees and financing costs are recognised in the periods in which they arise. Actuarial gains and losses are recognised immediately in the Group Statement of Recognised Income and Expense.

Payments to defined contribution schemes are recognised as an expense as they fall due.

Share-based payments
Employees of the Group receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions) or in exchange for entitlements to cash payments based on the value of the shares (cash-settled transactions).

The fair value of employee share option plans is calculated at the grant date using the Black-Scholes model. In accordance with IFRS 2 'Share-based payment', the resulting cost is charged to the Group Income Statement over the vesting period. The value of the charge is adjusted to reflect expected and actual levels of vesting.

Taxation
The tax expense included in the Group Income Statement consists of current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted by the Balance Sheet date. Tax is recognised in the Group Income Statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Deferred tax is provided using the Balance Sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted by the Balance Sheet date. Deferred tax is charged or credited in the Group Income Statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each Balance Sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset against each other when there is a legally enforceable right to set-off current taxation assets against current taxation liabilities and it is the intention to settle these on a net basis.

Foreign currencies
Transactions in foreign currencies are translated at the exchange rate on the date of the transaction. At each Balance Sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the Balance Sheet date. All differences are taken to the Group Income Statement for the period.

The financial statements of foreign subsidiaries are translated into Pounds Sterling according to the functional currency concept of IAS 21 'The Effects of Changes in Foreign Exchange Rates'. Since the majority of consolidated companies operate as independent entities within their local economic environment, their respective local currency is the functional currency. Therefore, assets and liabilities of overseas subsidiaries denominated in foreign currencies are translated at exchange rates prevailing at the date of the Group Balance Sheet; profits and losses are translated into Pounds Sterling at average exchange rates for the relevant accounting periods. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Financial instruments
Financial assets and financial liabilities are recognised on the Group's Balance Sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables
Trade receivables are non interest-bearing and are recognised initially at fair value, and subsequently at amortised cost using the effective interest rate method, reduced by appropriate allowances for estimated irrecoverable amounts.

Investments
Investments are recognised at trade date. Investments are classified as either held for trading or available-for-sale, and are recognised at fair value.

For held for trading investments, gains and losses arising from changes in fair value are recognised in the Group Income Statement.

For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net result for the period. Interest calculated using the effective interest rate method is recognised in the Group Income Statement. Dividends on an available-for-sale equity instrument are recognised in the Group Income Statement when the entity's right to receive payment is established.

Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that gives a residual interest in the assets of the Group after deducting all of its liabilities.

Interest-bearing borrowings
Interest-bearing bank loans and overdrafts are initially recorded at fair value, net of attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the Group Income Statement over the period of the borrowings on an effective interest basis.

Trade payables
Trade payables are non interest-bearing and are stated at amortised cost.

Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting
The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investment activities. The Group does not hold or issue derivative financial instruments for trading purposes, however if derivatives do not qualify for hedge accounting they are accounted for as such.

Derivative financial instruments are recognised and stated at fair value. The fair value of derivative financial instruments is determined by reference to market values for similar financial instruments, by discounted cash flows, or by the use of option valuation models. Where derivatives do not qualify for hedge accounting, any gains or losses on remeasurement are immediately recognised in the Group Income Statement. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge relationship and the item being hedged.

In order to qualify for hedge accounting, the Group is required to document from inception the relationship between the item being hedged and the hedging instrument. The Group is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is performed at each period end to ensure that the hedge remains highly effective.

Financial instruments with maturity dates of more than one year from the Balance Sheet date are disclosed as non-current.

Fair value hedging
Derivative financial instruments are classified as fair value hedges when they hedge the Group's exposure to changes in the fair value of a recognised asset or liability. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Group Income Statement, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

Derivative financial instruments qualifying for fair value hedge accounting are principally interest rate swaps (including cross currency swaps).

Cash flow hedging
Derivative financial instruments are classified as cash flow hedges when they hedge the Group's exposure to variability in cash flows that are either attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecasted transaction.

The effective element of any gain or loss from remeasuring the derivative instrument is recognised directly in equity.

The associated cumulative gain or loss is removed from equity and recognised in the Group Income Statement in the same period or periods during which the hedged transaction affects the Group Income Statement. The classification of the effective portion when recognised in the Group Income Statement is the same as the classification of the hedged transaction. Any element of the remeasurement of the derivative instrument which does not meet the criteria for an effective hedge is recognised immediately in the Group Income Statement within finance income or costs.

Derivative instruments qualifying for cash flow hedging are principally forward foreign exchange transactions and currency options.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the Group Income Statement.

Net investment hedging
Derivative financial instruments are classified as net investment hedges when they hedge the Group's net investment in an overseas operation. The effective element of any foreign exchange gain or loss from remeasuring the derivative is recognised directly in equity. Any ineffective element is recognised immediately in the Group Income Statement. Gains and losses accumulated in equity are included in the Group Income Statement when the foreign operation is disposed of.

Derivative instruments qualifying for net investment hedging are principally forward foreign exchange transactions and currency options.

Treatment of agreements to acquire minority interests
The Group has entered into a number of agreements to purchase the remaining shares of subsidiaries with minority shareholdings.

Under IAS 32 'Financial Instruments: Disclosures', the net present value of the expected future payments are shown as a financial liability. At the end of each period, the valuation of the liability is reassessed with any changes recognised in the Group Income Statement within finance income or costs for the year. Where the liability is in a currency other than Pounds Sterling, the liability has been designated as a net investment hedge. Any change in the value of the liability resulting from changes in exchange rates is recognised directly in equity.

Provisions

Provisions for onerous leases are recognised when the Group believes that the unavoidable costs of meeting the lease obligations exceed the economic benefits expected to be received under the lease. Where material these leases are discounted to their present value.

Recent accounting developments

Standards, amendments and interpretations effective for 2007/8 or issued and early adopted:

In preparing the Group financial statements for the current year, the Group has adopted the following new IFRS, amendments to IFRS and IFRIC Interpretations which have not had a significant impact on the results or net assets of the Group:

> IFRS 7 'Financial Instruments: Disclosures' and amendments to IAS 1 'Presentation of Financial Statements – Capital Disclosures'. These amendments revise and enhance previous disclosures required by IAS 32 and IAS 30 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions'. The adoption of IFRS 7 has had no effect on the results or net assets of the Group.

> Revised guidance on implementing IFRS 4, 'Insurance Contracts'.

> IFRIC 6 'Liabilities Arising from Participating in a Specific Market – waste electrical and electronic equipment (WEEE)', effective from 1 July 2007 (date from which the WEEE Directive became applicable in the UK).

> IFRIC 7 'Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economics', effective for accounting periods beginning on or after 1 March 2006.

> IFRIC 8 'Scope of IFRS 2', effective for accounting periods beginning on or after 1 May 2006.

> IFRIC 9 'Reassessment of Embedded Derivatives', effective for accounting periods beginning on or after 1 June 2006.

> IFRIC 10 'Interims and Impairment', effective for accounting periods beginning on or after 1 November 2006.

> IFRIC 11 'Group and Treasury Share Transactions', effective for accounting periods beginning on or after 1 March 2007 was early adopted by the Group.

Standards, amendments and interpretations not yet effective, but not expected to have a significant impact on the Group:

> IFRS 8 'Operating Segments' was issued in November 2006 and is effective for accounting periods beginning on or after 1 January 2009. This new standard replaces IAS 14 'Segment Reporting' and requires segmental disclosures to be presented on the same basis that management uses to evaluate performance of its reporting segments in its management reporting. We do not expect the adoption of IFRS 8 to have a significant impact upon the results or net assets of the Group.

> Amendment to IAS 23 'Borrowing Costs' was issued in March 2007, and becomes effective for accounting periods beginning on or after 1 January 2009. The standard has been revised to require capitalisation of borrowing costs when such costs relate to a qualifying asset. We do not expect the adoption of the amendments to IAS 23 to have a significant impact upon the results or net assets of the Group.

> IFRIC 12 'Service Concession Arrangements' was issued in November 2006 and becomes effective for accounting periods beginning on or after 1 January 2008. This interpretation applies to public sector service concession operators and explains how to account for the obligations undertaken and rights received in service concession arrangements. No member of the Group is a public sector operator and hence this interpretation will have no impact on the Group.

> IFRIC 14 'The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' was issued in July 2007 and becomes effective for accounting periods beginning on or after 1 January 2008. This interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 'Employee Benefits'. The Group expects that this interpretation will have no impact on the financial position or performance of the Group as all defined benefit schemes are currently in deficit.

Standards, amendments and interpretations not yet effective and under review as to their impact on the Group:

> Amendment to IAS 1 'Presentation of Financial Statements', effective for accounting periods beginning on or after 1 January 2009.

> Amendment to IAS 32 'Financial Instruments: Presentation' and IAS 1 'Presentation of Financial Statements – Puttable Instruments and Instruments with Obligations Arising on Liquidation', effective for accounting periods beginning on or after 1 January 2009.

> Amendment to IFRS 2 'Share-based Payment', effective for accounting periods beginning on or after 1 January 2009.

> Amendment to IAS 27 'Consolidated and Separate Financial Statements', effective for accounting periods beginning on or after 1 July 2009.

> Amendments to IFRS 3 'Business combinations', effective for accounting periods beginning on or after 1 January 2010.

> IFRIC 13 'Customer loyalty programmes' was issued in June 2007 and becomes effective for accounting periods beginning on or after 1 July 2008. This interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled.

Use of non-GAAP profit measures – underlying profit before tax

The Directors believe that underlying profit before tax and underlying diluted earnings per share measures provide additional useful information for shareholders on underlying trends and performance. These measures are used for internal performance analysis. Underlying profit is not defined by IFRS and therefore may not be directly comparable with other companies' adjusted profit measures. It is not intended to be a substitute for, or superior to IFRS measurements of profit.

The adjustments made to reported profit before tax are:

> IAS 32 and IAS 39 'Financial Instruments' – fair value remeasurements – Under IAS 32 and IAS 39, the Group applies hedge accounting to its various hedge relationships when allowed under the rules of IAS 39 and when practical to do so. Sometimes the Group is unable to apply hedge accounting to the arrangements, but continues to enter into these arrangements as they provide certainty or active management of the exchange rates and interest rates applicable to the Group. The Group believes these arrangements remain effective and economically and commercially viable hedges despite the inability to apply hedge accounting.

Where hedge accounting is not applied to certain hedging arrangements, the reported results reflect the movement in fair value of related derivatives due to changes in foreign exchange and interest rates. In addition, at each period end, any gain or loss accruing on open contracts is recognised in the Group Income Statement for the period, regardless of the expected outcome of the hedging contract on termination. This may mean that the Group Income Statement charge is highly volatile, whilst the resulting cash flows may not be as volatile. The underlying profit measure removes this volatility to help better identify underlying business performance.

> IAS 19 Income Statement charge for pensions – Under IAS 19 'Employee Benefits', the cost of providing pension benefits in the future is discounted to a present value at the corporate bond yield rates applicable on the last day of the previous financial year. Corporate bond yield rates vary over time which in turn creates volatility in the Group Income Statement and Group Balance Sheet. IAS 19 also increases the charge for young pension schemes, such as Tesco's, by requiring the use of rates which do not take into account the future expected returns on the assets held in the pension scheme which will fund pension liabilities as they fall due. The sum of these two effects makes the IAS 19 charge disproportionately higher and more volatile than the cash contributions the Group is required to make in order to fund all future liabilities.

Therefore, within underlying profit we have included the 'normal' cash contributions for pensions but excluded the volatile element of IAS 19 to represent what the Group believes to be a fairer measure of the cost of providing post-employment benefits.

> IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods – The amount charged to the Group Income Statement in respect of operating lease costs and incentives is expected to increase significantly as the Group expands its International business. The leases have been structured in a way to increase annual lease costs as the businesses expand. IAS 17 'Leases' requires the total cost of a lease to be recognised on a straight-line basis over the term of the lease, irrespective of the actual timing of the cost. The impact of this treatment in 2007/8 was an adverse charge of £18m to the Group Income Statement after deducting the impact of the straight-line treatment recognised as rental income within share of post-tax profits of joint ventures and associates. The comparatives have not been revised to reflect this as the amounts in the prior year are broadly similar and are considered immaterial.

> Exceptional items – Due to their significance and special nature, certain other items which do not reflect the Group's underlying performance have been excluded from underlying profit. These gains or losses can have a significant impact on both absolute profit and profit trends; consequently, they are excluded from the underlying profit of the Group. There are no exceptional items in 2007/8. In 2006/7, exceptional items were as follows:

- Pensions adjustment relating to the Finance Act 2006 – Following changes introduced by the Finance Act with effect from April 2006 (Pensions A-Day), Tesco's UK approved pension schemes have implemented revised terms for members exchanging pension at retirement date, allowing them the option to commute (convert) a larger amount of their pension to a tax-free lump sum on retirement. Accordingly, the assumptions made in calculating the defined benefit pension liability have been revised, and a gain of £250m was recognised in the Group Income Statement during the year. Changes to scheme rules in the Republic of Ireland affecting early retirement have reduced pension liabilities by a further £8m, which was also recognised in the Group Income Statement. Revisions to the commutation assumption will be reflected within the Group Statement of Recognised Income and Expense from 2007/8.
- Impairment of the Gerrards Cross site – We faced continuing uncertainty in 2006/7 in respect of our Gerrards Cross site as a result of the complex legal situation following the tunnel collapse. However, during 2006/7 we wrote off the carrying value of our existing asset there (an impairment charge of £35m). No decision has yet been taken about the future of this site.

Segmental trading profit
Segmental trading profit is an adjusted measure of operating profit, which measures the performance of each geographical segment before exceptional items, profit/(loss) arising on property-related items, impact on leases of annual uplifts in rent and rent-free periods, and replaces the IAS 19 pension charge with the 'normal' cash contributions for pensions.

Note 2 Segmental reporting

The Board has determined that the primary segmental reporting format is geographical, based on the Group's management and internal reporting structure. Secondary information is reported by a single business segment, retail and associated activities.

The UK reporting segment includes the start-up operations in the United States of America (US), which are not material. The results of the US business will be reported as a separate reporting segment within International from our interim results for 2008/9.

The Rest of Europe reporting segment includes the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia and Turkey.

The Asia reporting segment includes Thailand, South Korea, Malaysia, China and Japan. Following its disposal during 2006/7, the Taiwanese business (previously included within the Asia segment) was classified as a discontinued operation in the prior year.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly interest-bearing borrowings and taxation related assets/liabilities.

Inter-segment turnover between the geographical areas of business is not material.

Geographical segments

Year ended 23 February 2008	UK £m	Rest of Europe £m	Asia £m	Total £m
Continuing operations				
Revenue				
Sales (excluding VAT) to external customers	34,874	6,872	5,552	47,298
Result				
Segment operating profit	2,097	400	294	2,791
Share of post-tax profit of joint ventures and associates	75	–	–	75
Net finance costs				(63)
Profit before tax				2,803
Taxation				(673)
Profit for the year				2,130

Reconciliation of operating profit to trading profit

	UK £m	Rest of Europe £m	Asia £m	Total £m
Operating profit	2,097	400	294	2,791
Adjustments for:				
(Profit)/loss arising on property-related items	(186)	(5)	3	(188)
IAS 19 Income Statement charge for pensions	446	5	10	461
'Normal' cash contributions for pensions	(328)	(3)	(9)	(340)
IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods	21	–	6	27
Trading profit	2,050	397	304	2,751
Trading margin	5.9%	5.8%	5.5%	5.8%

Note 2 Segmental reporting continued

	UK £m	Rest of Europe £m	Asia £m	Other/ unallocated £m	Total £m
Assets and liabilities					
Segment assets	19,245	6,093	4,247	274	29,859
Investments in joint ventures and associates	293	1	11	–	305
Total assets	19,538	6,094	4,258	274	30,164
Segment liabilities	(6,514)	(1,229)	(1,314)	(9,205)	(18,262)
Total net assets					11,902
Other segment information					
Capital expenditure (including acquisitions through business combinations):					
Property, plant and equipment	2,548	696	662	–	3,906
Investment property	–	13	37	–	50
Goodwill and other intangible assets	219	18	22	–	259
Depreciation:					
Property, plant and equipment	536	188	136	–	860
Investment property	–	9	7	–	16
Amortisation of intangible assets	99	12	5	–	116
Impairment losses recognised in the Group Income Statement	(48)	(25)	(4)	–	(77)
Reversal of prior period impairment losses through the Group Income Statement	48	36	3	–	87
Profit/(loss) arising on property-related items	186	5	(3)	–	188

Year ended 24 February 2007	UK £m	Rest of Europe £m	Asia £m	Total £m
Continuing operations				
Revenue				
Sales (excluding VAT) to external customers	32,665	5,559	4,417	42,641
Result				
Segment operating profit	2,083	324	241	2,648
Share of post-tax profit/(losses) of joint ventures and associates	111	–	(5)	106
Profit on sale of investments in associates	25	–	–	25
Net finance costs				(126)
Profit before tax				2,653
Taxation				(772)
Profit for the year from continuing operations				1,881
Discontinued operation				
Profit for the year from discontinued operation				18
Profit for the year				1,899

Reconciliation of operating profit to trading profit

	UK £m	Rest of Europe £m	Asia £m	Total £m
Operating profit	2,083	324	241	2,648
Adjustments for:				
(Profit)/loss arising on property-related items	(98)	–	6	(92)
IAS 19 Income Statement charge for pensions	452	5	9	466
'Normal' cash contributions for pensions	(308)	(3)	(10)	(321)
Pensions adjustment – Finance Act 2006	(250)	(8)	–	(258)
Impairment of Gerrards Cross site	35	–	–	35
Trading profit	1,914	318	246	2,478
Trading margin	5.9%	5.7%	5.6%	5.8%

Note 2 Segmental reporting continued

	UK £m	Rest of Europe £m	Asia £m	Other/ unallocated £m	Total £m
Assets and liabilities					
Segment assets	16,323	4,552	3,397	221	24,493
Investments in joint ventures and associates	307	2	5	–	314
Total assets	16,630	4,554	3,402	221	24,807
Segment liabilities	(5,602)	(903)	(1,031)	(6,700)	(14,236)
Total net assets					10,571

Other segment information					
Capital expenditure (including acquisitions through business combinations):					
Property, plant and equipment	1,765	786	516	–	3,067
Investment property	–	36	22	–	58
Goodwill and other intangible assets	197	52	420	–	669*
Depreciation:					
Property, plant and equipment	520	155	99	–	774
Investment property	–	7	4	–	11
Amortisation of intangible assets	79	8	6	–	93
Impairment losses recognised in the Group Income Statement	(44)	(35)	(3)	–	(82)
Reversal of prior period impairment losses through the Group Income Statement	17	46	–	–	63
Profit/(loss) arising on property-related items	98	–	(6)	–	92

* Includes £166m of goodwill transferred in from joint ventures, following the acquisition of additional shares in dunnhumby and Hymall.

Business segments

The Group has one business segment, retail and associated activities.

	2008 £m	2007 £m
Revenue	**47,298**	42,641
Segment assets	**29,859**	24,493
Segment liabilities	**(18,262)**	(14,236)
Capital expenditure (including acquisitions through business combinations)	**4,215**	3,794

Note 3 Income and expenses

From continuing operations	2008 £m	2007 £m
Profit before tax is stated after charging/(crediting) the following:		
Profit arising on property-related items	**(188)**	(92)
Rental income, of which £211m (2007 – £166m) relates to investment properties	**(267)**	(210)
Direct operating expenses arising on rental earning investment properties	**54**	47
Costs of inventories recognised as an expense	**35,279**	31,104
Stock losses	**700**	581
Depreciation of property, plant and equipment and investment property	**876**	785
Net (reversal of impairment)/impairment of property, plant and equipment	**(10)**	19
Amortisation of internally-generated development intangible assets	**87**	69
Amortisation of other intangibles	**29**	24
Operating lease expenses[(a)]	**520**	394

(a) Operating lease expenses include £88m (2007 – £89m) for hire of plant and machinery.

Note 3 Income and expenses continued

During the year, the Group (including its overseas subsidiaries) obtained the following services from the Group's auditor, PricewaterhouseCoopers LLP, and network firms:

	2008 £m	2007 £m
Audit services		
Fees payable to the Company's auditor for the audit of the Parent Company and Group financial statements	**0.6**	0.6
Non-audit services		
Fees payable to the Company's auditor and network firms for other services:		
the audit of the accounts of the Company's subsidiaries pursuant to legislation	**2.5**	2.3
other services pursuant to such legislation	**0.1**	0.2
other services relating to taxation	**1.2**	2.3
other services relating to corporate finance transactions	**0.3**	0.2
all other services	**0.3**	–
Total auditor remuneration	**5.0**	5.6

In addition to the amounts shown above, the auditors received fees of £0.1m (2007 – £0.1m) for the audit of the main Group pension scheme.

A description of the work of the Audit Committee is set out in the Corporate Governance Report on page 21 and includes an explanation of how objectivity and independence is safeguarded when non-audit services are provided by PricewaterhouseCoopers LLP.

Note 4 Employment costs, including Directors' remuneration

	2008 £m	2007 £m
Wages and salaries	**4,246**	3,794
Social security costs	**349**	377
Post-employment benefits (see note 24)	**470**	215
Share-based payments expense	**228**	209
	5,293	4,595

The average number of employees by geographical segment during the year was:

	Average number of employees		Average number of full-time equivalents	
	2008	2007	2008	2007
UK	**282,868**	270,417	**193,917**	184,461
Rest of Europe	**83,705**	74,017	**77,267**	67,351
Asia	**77,554**	68,627	**74,570**	66,471
Total	**444,127**	413,061	**345,754**	318,283

Note 5 Finance income and costs

	2008 £m	2007 £m
Finance income		
Bank interest receivable and similar income on cash and cash equivalents	**91**	56
Net pension finance income (note 24)	**47**	34
Total finance income (on historical cost basis)	**138**	90
IAS 32 and IAS 39 'Financial instruments' – Fair value remeasurements	**49**	–
Total finance income	**187**	90

	2008 £m	2007 £m
Finance costs		
Interest payable on short-term bank loans and overdrafts repayable within five years	**(47)**	(34)
Finance charges payable under finance leases and hire purchase contracts	**(13)**	(7)
4% 125m GBP unsecured deep discount loan stock 2006[(a)]	**–**	(5)
6% 150m GBP Medium Term Note (MTN) 2006	**–**	(7)
0.7% 50bn JPY MTN 2006	**–**	(1)
7.5% 258m GBP MTN 2007	**(8)**	(22)
6% 125m GBP MTN 2008	**(7)**	(11)
5.25% 500m EUR MTN 2008	**(18)**	(18)
5.125% 192m GBP MTN 2009	**(10)**	(13)
6.625% 150m GBP MTN 2010	**(10)**	(10)
4.75% 750m EUR MTN 2010	**(25)**	(25)
3.875% 500m EUR MTN 2011	**(13)**	(12)
4% RPI GBP MTN 2016[(b)]	**(20)**	(16)
5.5% 850m USD Bond 2017	**(12)**	–
5.5% 350m GBP MTN 2019	**(19)**	(19)
5% 415m GBP MTN 2023	**(18)**	(16)
3.322% LPI GBP MTN 2025[(c)]	**(19)**	(15)
6% 200m GBP MTN 2029	**(12)**	(12)
5.5% 200m GBP MTN 2033	**(11)**	(11)
1.982% RPI GBP MTN 2036[(d)]	**(11)**	(11)
6.15% 1,150m USD Bond 2037	**(18)**	–
5% 300m GBP MTN 2042	**(15)**	(14)
5.125% 600m EUR MTN 2047	**(21)**	–
5.2% 500m GBP MTN 2057	**(13)**	–
Other MTNs	**(13)**	(11)
Capitalised interest	**103**	78
Total finance costs (on historical cost basis)	**(250)**	(212)
IAS 32 and IAS 39 'Financial Instruments' – Fair value remeasurements	**–**	(4)
Total finance costs	**(250)**	(216)

(a) Interest payable on the 4% GBP unsecured deep discount loan stock 2006 includes £nil (2007 – £3m) of discount amortisation.
(b) Interest payable on the 4% RPI GBP MTN 2016 includes £10m (2007 – £7m) of RPI related amortisation.
(c) Interest payable on the 3.322% LPI GBP MTN 2025 includes £11m (2007 – £7m) of RPI related amortisation.
(d) Interest payable on the 1.982% RPI GBP MTN 2036 includes £7m (2007 – £7m) of RPI related amortisation.

There were no amounts recognised in finance costs relating to hedge ineffectiveness during the year (2007 – £nil).

Note 6 Taxation

Recognised in the Group Income Statement

	2008 £m	2007 £m
Current tax expense		
UK corporation tax	**853**	505
Foreign tax	**78**	88
Adjustments in respect of prior years	**(278)**	(61)
Benefit of tax losses recognised – adjustments in respect of prior years	**(56)**	–
	597	532
Deferred tax expense		
Origination and reversal of temporary differences	**54**	147
Benefit of tax losses recognised	**–**	(2)
Benefit of tax losses recognised – adjustments in respect of prior years	**28**	–
Adjustments in respect of prior years	**63**	95
Change in tax rate	**(69)**	–
	76	240
Total income tax expense	**673**	772

UK corporation tax is calculated at 30% (2007 – 30%) of the estimated assessable profit for the year. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

Reconciliation of effective tax charge for continuing operations

	2008 £m	2007 £m
Profit before tax	**2,803**	2,653
Effective tax charge at 30%	**(841)**	(796)
Effect of:		
Non-deductible expenses	**(180)**	(22)
Differences in overseas taxation rates	**41**	48
Adjustments in respect of prior years	**215**	(34)
Share of results of joint ventures and associates	**23**	32
Change in tax rate	**69**	–
Total income tax charge for the year from continuing operations	**(673)**	(772)
Effective tax rate	**24.0%**	29.1%

The 2008 Finance Bill includes a proposal to reduce the UK corporate income tax rate from 30% to 28% with effect from 1 April 2008. The deferred tax asset and liability as at 23 February 2008 are stated at the reduced rate of 28%. During the year, agreement was reached with Her Majesty's Revenue and Customs (HMRC) on substantially all open issues relating to years up to February 2006 including capital allowance claims.

Tax on items charged to equity

	2008 £m	2007 £m
Current tax credit/(charge) on:		
Foreign exchange movements	**250**	(20)
Share-based payments	**5**	19
	255	(1)
Deferred tax credit/(charge) on:		
Share-based payments	**(57)**	47
Pensions	**(75)**	(34)
	(132)	13
Total tax on items credited to equity (note 26)	**123**	12

Deferred tax

The following are the major deferred tax assets/(liabilities) recognised by the Group and movements thereon during the current and prior year:

	Accelerated tax depreciation £m	Retirement benefit obligation £m	Share-based payments £m	Short-term timing differences £m	Tax losses £m	IAS 32 and IAS 39 £m	Other pre/post tax temporary differences £m	Total £m
At 25 February 2006	(839)	364	105	32	8	22	–	(308)
(Charge)/credit to the Group Income Statement	(193)	(46)	(16)	17	(1)	(1)	–	(240)
(Charge)/credit to equity	–	(34)	47	–	–	–	–	13
Acquisition of subsidiaries	9	–	–	3	17	–	–	29
Foreign exchange differences	4	–	–	(1)	–	–	–	3
At 24 February 2007	(1,019)	284	136	51	24	21	–	(503)
(Charge)/credit to the Group Income Statement	(83)	22	(3)	(2)	(13)	(8)	11	(76)
Charge to equity	–	(75)	(57)	–	–	–	–	(132)
Acquisition of subsidiaries	(18)	–	–	–	–	–	–	(18)
Foreign exchange differences	52	2	–	(24)	1	–	–	31
At 23 February 2008	(1,068)	233	76	25	12	13	11	(698)

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2008 £m	2007 £m
Deferred tax assets	**104**	32
Deferred tax liabilities	**(802)**	(535)
	(698)	(503)

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures, because the earnings are continually reinvested by the Group and no tax is expected to be payable on them in the foreseeable future. The temporary difference unrecognised at the year end amounted to £1,053m (2007 – £565m).

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items, because it is not probable that future taxable profits will be available against which the Group can utilise the benefits.

	2008 £m	2007 £m
Deductible temporary differences	**2**	1
Tax losses	**38**	12
	40	13

At the Balance Sheet date, the Group has unused trading tax losses of £146m (2007 – £131m) available for offset against future profits. A deferred tax asset has been recognised in respect of £9m (2007 – £98m) of such losses. No deferred tax asset has been recognised in respect of the remaining £137m (2007 – £33m) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of £39m (2007 – £10m in 2011) that will expire in 2012 and £57m (2007 – £22m in 2027) that will expire in 2028. Other losses will be carried forward indefinitely.

In addition, the Group has UK capital losses of £350m, which were agreed with HMRC during the year.

Note 7 Discontinued operation and assets classified as held for sale

Discontinued operation
On 31 May 2006, the Group sold its business operation in Taiwan to Carrefour as part of a transaction to acquire Carrefour's Czech business.

The net result of the Taiwanese business has been presented as a discontinued operation in the Group Income Statement for the prior year.

The table below shows the results of the Taiwan business that are included in results of the Group for the prior period and included within discontinued operation.

Income Statement

	2008 £m	2007 £m
Revenue	–	46
Cost of sales	–	(36)
Administrative expenses	–	(14)
Operating loss before tax of discontinued operation	–	(4)
Profit on disposal of discontinued operation	–	22
Profit for the year from discontinued operation	–	18

The table below shows the amounts relating to the discontinued operation that are included within the Group cash flows for the prior year.

Cash Flow Statement

	2008 £m	2007 £m
Net cash flows from operating activities	–	(7)
Net cash flows from investing activities	–	(2)
Net cash flows from financing activities	–	11
	–	2

Note 7 Discontinued operation and assets classified as held for sale continued

The table below shows the net assets disposed of and consideration received.

Balance Sheet

	31 May 2006 £m
Property, plant and equipment	39
Investment property	17
Investment in subsidiary	4
Investment in joint ventures and associates	10
Deferred tax asset	2
Inventories	7
Trade and other receivables	6
Cash and cash equivalents	4
Bank loans and overdrafts	(18)
Trade and other payables	(67)
Tax liabilities	(1)
Net identifiable assets and liabilities disposed of	3
Consideration received, satisfied in cash	28
Costs associated with disposal	(3)
Profit on disposal	22

Non-current assets classified as held for sale

	2008 £m	2007 £m
Non-current assets classified as held for sale	**308**	408

The non-current assets classified as held for sale consist mainly of properties held for sale.

Note 8 Dividends

	2008 pence/share	2007 pence/share	2008 £m	2007 £m
Amounts recognised as distributions to equity holders in the year:				
Final dividend for the prior financial year	**6.83**	6.10	**541**	482
Interim dividend for the current financial year	**3.20**	2.81	**251**	224
	10.03	8.91	**792**	706
Proposed final dividend for the current financial year	**7.70**	6.83	**605**	542

The proposed final dividend was approved by the Board of Directors on 14 April 2008 and is subject to the approval of shareholders at the Annual General Meeting. The proposed dividend has not been included as a liability as at 23 February 2008, in accordance with IAS 10 'Events after the balance sheet date'. It will be paid on 4 July 2008 to shareholders who are on the register of members on 25 April 2008.

Note 9 Earnings per share and diluted earnings per share

Basic earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the year (adjusted for the effects of potentially dilutive options).

The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned.

	2008			2007		
	Basic	**Potentially dilutive share options**	**Diluted**	Basic	Potentially dilutive share options	Diluted
Profit (£m)						
Continuing operations	**2,124**	**–**	**2,124**	1,874	–	1,874
Discontinued operation	**–**	**–**	**–**	18	–	18
Total	**2,124**	**–**	**2,124**	1,892	–	1,892
Weighted average number of shares (million)	**7,881**	**102**	**7,983**	7,936	102	8,038
Earnings per share (pence)						
Continuing operations	**26.95**	**(0.34)**	**26.61**	23.61	(0.30)	23.31
Discontinued operation	**–**	**–**	**–**	0.23	–	0.23
Total	**26.95**	**(0.34)**	**26.61**	23.84	(0.30)	23.54

There have been no transactions involving ordinary shares between the reporting date and the date of approval of these financial statements which would significantly change the earnings per share calculations shown above.

Reconciliation of non-GAAP underlying diluted earnings per share

	2008		2007	
	£m	**pence/share**	£m	pence/share
Profit				
Earnings from continuing operations	**2,124**	**26.61**	1,874	23.31
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' – Fair value remeasurements	**(49)**	**(0.61)**	4	0.05
Total IAS 19 Income Statement charge for pensions	**414**	**5.19**	432	5.37
'Normal' cash contributions for pensions	**(340)**	**(4.26)**	(321)	(3.99)
Pensions adjustment – Finance Act 2006	**–**	**–**	(258)	(3.21)
IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods	**18**	**0.22**	–	–
Impairment of the Gerrards Cross site	**–**	**–**	35	0.44
Tax effect of adjustments at the effective rate of tax (2008 – 24.0%*; 2007 – 29.1%)	**(10)**	**(0.13)**	31	0.39
Underlying earnings from continuing operations*	**2,157**	**27.02**	1,797	22.36

* Removing the one-off impact of settling prior year tax items with HMRC, underlying diluted earnings per share was 25.28p and grew by 13.1% on a normalised tax rate of 28.9%.

Note 10 Goodwill and other intangible assets

	Internally generated development costs £m	Pharmacy and software licences £m	Other intangible assets £m	Goodwill £m	Total £m
Cost					
At 24 February 2007	583	233	39	1,684	2,539
Foreign currency translation	2	18	–	151	171
Additions	128	29	2	22	181
Acquisitions through business combinations	–	–	8	70	78
Reclassification across categories	1	1	(1)	–	1
Disposals	(23)	(3)	–	–	(26)
At 23 February 2008	691	278	48	1,927	2,944
Accumulated amortisation and impairment losses					
At 24 February 2007	263	128	5	98	494
Foreign currency translation	–	9	–	–	9
Amortisation for the year	87	27	2	–	116
Reclassification across categories	1	–	–	–	1
Disposals	(11)	(1)	–	–	(12)
At 23 February 2008	340	163	7	98	608
Net carrying value					
At 23 February 2008	351	115	41	1,829	2,336
At 24 February 2007	320	105	34	1,586	2,045
Cost					
At 25 February 2006	458	193	43	1,235	1,929
Foreign currency translation	(2)	(2)	(3)	(44)	(51)
Additions	129	44	1	1	175
Acquisitions through business combinations	–	–	1	493	494
Reclassification across categories	(2)	1	(1)	–	(2)
Disposals	–	(3)	(2)	(1)	(6)
At 24 February 2007	583	233	39	1,684	2,539
Accumulated amortisation and impairment losses					
At 25 February 2006	194	109	3	98	404
Foreign currency translation	–	(1)	–	–	(1)
Amortisation for the year	69	22	2	–	93
Disposals	–	(2)	–	–	(2)
At 24 February 2007	263	128	5	98	494
Net carrying value					
At 24 February 2007	320	105	34	1,586	2,045
At 25 February 2006	264	84	40	1,137	1,525

There are no intangible assets, other than goodwill, with indefinite useful lives.

Impairment of goodwill
Goodwill arising on business combinations is not amortised but is reviewed for impairment on an annual basis or more frequently if there are indications that goodwill may be impaired. Goodwill acquired in a business combination is allocated to groups of cash-generating units according to the level at which management monitor that goodwill.

Recoverable amounts for cash-generating units are based on the higher of value in use and fair value less costs to sell. Value in use is calculated from cash flow projections for five years using data from the Group's latest internal forecasts, the results of which are reviewed by the Board. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes in margins. Management estimate discount rates using pre-tax rates that reflect the current market assessment of the time value of money and the risks specific to the cash-generating units. Changes in selling prices and direct costs are based on past experience and expectations of future changes in the market.

The recoverable amounts of China, Japan and Turkey were based on fair value less costs to sell. Fair value less costs to sell is the amount for which the cash-generating unit could be exchanged between knowledgeable, willing parties in an arm's length transaction less costs to sell. Management undertakes an assessment of relevant market data including, where available, recent market transactions for similar assets in the retail industry. Fair value is also calculated from cash flow projections for five years using data from the Group's latest internal forecasts, including future capital expenditure, the results of which are reviewed by the Board. The key assumptions for the fair value calculations are those regarding discount rates, growth rates, expected changes in margins and capital expenditure. Management estimate discount rates using post-tax rates that reflect the current market assessment of the time value of money and the risks specific to the cash-generating units. Changes in selling prices and direct costs are based on past experience and expectations of future changes in the market.

The forecasts are extrapolated beyond five years based on estimated long-term average growth rates of generally 3%-4% (2007: 3%-4%).

The pre-tax discount rates used to calculate value in use range from 8%-24% (2007: 10%-17%). The post-tax discount rates used to calculate fair value less costs to sell range from 5%-20%. These discount rates are derived from the Group's post-tax weighted average cost of capital as adjusted for the specific risks relating to each geographical region.

In February 2008 and 2007 impairment reviews were performed by comparing the carrying value of goodwill with the recoverable amount of the cash-generating units to which goodwill has been allocated. Management determined that there has been no impairment.

The components of goodwill are as follows:

	2008 £m	2007 £m
UK	**571**	501
Thailand	**124**	113
South Korea	**48**	29
Japan	**129**	115
China	**376**	346
Malaysia	**65**	64
Poland	**394**	322
Czech Republic	**44**	34
Turkey	**54**	47
Other	**24**	15
	1,829	1,586

Note 11 Property, plant and equipment

	Land and buildings £m	Other[(a)] £m	Total £m
Cost			
At 24 February 2007	16,540	5,389	21,929
Foreign currency translation	545	231	776
Additions[(b)]	2,802	925	3,727
Acquisitions through business combinations	153	26	179
Reclassification across categories	(50)	(95)	(145)
Classified as held for sale	(295)	(5)	(300)
Disposals	(485)	(131)	(616)
At 23 February 2008	19,210	6,340	25,550
Accumulated depreciation and impairment losses			
At 24 February 2007	1,942	3,011	4,953
Foreign currency translation	52	117	169
Charge for the year	353	507	860
Reclassification across categories	34	(40)	(6)
Classified as held for sale	(44)	(1)	(45)
Disposals	(47)	(111)	(158)
Impairment losses	77	–	77
Reversal of impairment losses	(87)	–	(87)
At 23 February 2008	2,280	3,483	5,763
Net carrying value[(c)(d)(e)]			
At 23 February 2008	16,930	2,857	19,787
At 24 February 2007	14,598	2,378	16,976
Capital work in progress included above[(f)]			
At 23 February 2008	1,058	112	1,170

(a) Other assets consist of plant, equipment, fixtures and fittings and motor vehicles.
(b) Includes £103m (2007 – £78m) in respect of interest capitalised, principally relating to land and building assets. The capitalisation rate used to determine the amount of finance costs capitalised during the year was 5.1% (2007 – 5.1%). Interest capitalised is deducted in determining taxable profit in the year in which it is incurred.
(c) Net carrying value includes:
(i) Capitalised interest at 23 February 2008 of £790m (2007 – £716m).
(ii) Assets held under finance leases which are analysed below:

	2008		2007	
	Land and buildings £m	**Other[(a)] £m**	Land and buildings £m	Other[(a)] £m
Cost	**96**	**723**	91	662
Accumulated depreciation and impairment losses	**(20)**	**(441)**	(16)	(480)
Net carrying value	**76**	**282**	75	182

These assets are pledged as security for the finance lease liabilities.

(d) The net carrying value of land and buildings comprises:

	2008 £m	2007 £m
Freehold	**15,209**	13,267
Long leasehold – 50 years or more	**892**	657
Short leasehold – less than 50 years	**829**	674
Net carrying value	**16,930**	14,598

(e) Carrying value of land and buildings includes £6m (2007 – £8m) relating to the prepayment of lease premiums.
(f) Capital work in progress does not include land.

Note 11 Property, plant and equipment continued

	Land and buildings £m	Other[a] £m	Total £m
Cost			
At 25 February 2006	15,563	4,707	20,270
Foreign currency translation	(176)	(46)	(222)
Additions[b]	1,925	864	2,789
Acquisitions through business combinations	247	31	278
Reclassification across categories	(100)	1	(99)
Classified as held for sale	(391)	(13)	(404)
Disposals	(528)	(155)	(683)
At 24 February 2007	16,540	5,389	21,929
Accumulated depreciation and impairment losses			
At 25 February 2006	1,815	2,573	4,388
Foreign currency translation	(8)	(17)	(25)
Charge for the year	240	534	774
Reclassification across categories	2	(3)	(1)
Classified as held for sale	(40)	(7)	(47)
Disposals	(86)	(69)	(155)
Impairment losses	82	–	82
Reversal of impairment losses	(63)	–	(63)
At 24 February 2007	1,942	3,011	4,953
Net carrying value[c][d][e]			
At 24 February 2007	14,598	2,378	16,976
At 25 February 2006	13,748	2,134	15,882
Capital work in progress included above[f]			
At 24 February 2007	872	158	1,030

Impairment of property, plant and equipment

The Group has determined that for the purposes of impairment testing, each store is a cash-generating unit. Cash-generating units are tested for impairment if there are indications of impairment at the Balance Sheet date.

Recoverable amounts for cash-generating units are based on value in use, which is calculated from cash flow projections for five years using data from the Group's latest internal forecasts, the results of which are reviewed by the Board. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes in margins. Management estimate discount rates using pre-tax rates that reflect the current market assessment of the time value of money and the risks specific to the cash-generating units. Changes in selling prices and direct costs are based on past experience and expectations of future changes in the market.

The forecasts are extrapolated beyond five years based on estimated long-term growth rates of generally 3%-4% (2007: 3%-4%).

The pre-tax discount rates used to calculate value in use range from 8%-24% (2007: 10%-17%) depending on the specific conditions in which each store operates. These discount rates are derived from the Group's post-tax weighted average cost of capital.

Note 11 Property, plant and equipment continued

The following amounts have been (charged)/credited to operating costs in the Group Income Statement during the current and prior year.

	2008 £m	2007 £m
Impairment losses		
UK	**(48)**	(44)
Rest of Europe	**(25)**	(35)
Asia	**(4)**	(3)
	(77)	(82)
Reversal of impairment losses		
UK	**48**	17
Rest of Europe	**36**	46
Asia	**3**	–
	87	63
Net reversal of impairment losses/(impairment losses)	**10**	(19)

The impairment losses relate to stores whose recoverable amounts (either value in use or fair value less costs to sell) do not exceed the asset carrying values. In all cases, impairment losses arose due to stores performing below forecasted trading levels.

The reversal of previous impairment losses arose principally due to improvements in stores' performances over the last year which increased the net present value of future cash flows.

Note 12 Investment property

	2008 £m	2007 £m
Cost		
At beginning of year	**906**	785
Foreign currency translation	**93**	(32)
Additions	**50**	26
Acquisitions through business combinations	**–**	32
Transfers	**144**	101
Classified as held for sale	**–**	(4)
Disposals	**(3)**	(2)
At end of year	**1,190**	906
Accumulated depreciation and impairment losses		
At beginning of year	**50**	40
Foreign currency translation	**7**	(2)
Charge for the period	**16**	11
Transfers	**5**	1
At end of year	**78**	50
Net carrying value	**1,112**	856

The net carrying value at 25 February 2006 was £745m.

The estimated fair value of the Group's investment property is £2,265m (2007 – £1,522m). This value has been determined by applying an appropriate rental yield to the rentals earned by the investment property. A valuation has not been performed by an independent valuer.

Note 13 Group entities

Significant subsidiaries

The Group consolidates its subsidiary undertakings; the principal subsidiaries are:

	Business activity	Share of issued ordinary share capital, and voting rights	Country of incorporation
Tesco Stores Limited*	Retail	100%	England
One Stop Stores Limited	Retail	100%	England
Tesco Ireland Limited*	Retail	100%	Republic of Ireland
Tesco Global Aruhazak Rt.*	Retail	99%	Hungary
Tesco Polska Sp. z o.o.*	Retail	100%	Poland
Tesco Stores Č R a.s.*	Retail	100%	Czech Republic
Tesco Stores S R a.s.*	Retail	100%	Slovakia
Tesco Kipa A.Ş.	Retail	93%	Turkey
Samsung Tesco Co. Limited*	Retail	94%	South Korea
Ek-Chai Distribution System Co. Limited*	Retail	99%	Thailand
Tesco Stores Malaysia Sdn Bhd*	Retail	70%	Malaysia
C Two-Network Co. Limited*	Retail	100%	Japan
Hymall*	Retail	90%	Republic of China
Dobbies Garden Centres PLC*	Retail	66%	Scotland
Tesco Distribution Limited*	Distribution	100%	England
Tesco Property Holdings Limited*	Property	100%	England
Tesco Stores Hong Kong Limited*	Purchasing	100%	Hong Kong
dunnhumby Limited*	Data Analysis	84%	England
Tesco Insurance Limited*	Self-insurance	100%	Guernsey
Valiant Insurance Company Limited*	Self-insurance	100%	Republic of Ireland

* Held by an intermediate subsidiary.

All principal subsidiary undertakings operate in their country of incorporation.

The accounting period ends of the subsidiary undertakings consolidated in these financial statements are on or around 23 February 2008, with the exception of Dobbies Garden Centres PLC ('Dobbies'), owing to the Group's acquisition of a majority shareholding during 2007. Dobbies has an accounting period end of 31 October 2007, and its results to 28 February 2008 have been included in the Group's Annual Report and Financial Statements.

On 21 January 2008, Tesco Kipa A.Ş. raised further capital of £198m through a rights issue. This was fully subscribed for, including £16m from minority interests.

A full list of the Group's subsidiary undertakings will be annexed to the next Annual Return filed at Companies House.

There are no significant restrictions on the ability of subsidiary undertakings to transfer funds to the parent, other than those imposed by the Companies Act 1985.

Interests in joint ventures and associates

The Group uses the equity method of accounting for joint ventures and associates. The following table shows the aggregate movement in the Group's investment in joint ventures and associates:

	Joint ventures £m	Associates £m	Total £m
At 25 February 2006	456	20	476
Additions	47	3	50
Effect of change in foreign exchange rates	(14)	–	(14)
Share of profit of joint ventures and associates	104	2	106
Income received from joint ventures and associates	(123)	(1)	(124)
Disposals[(a)]	–	(14)	(14)
Capital reduction	(6)	–	(6)
Transferred to subsidiary undertakings[(b)]	(160)	–	(160)
At 24 February 2007	304	10	314
Additions	8	–	8
Share of profit of joint ventures and associates	74	1	75
Income received from joint ventures and associates	(87)	(1)	(88)
Transferred to subsidiary undertakings[(b)]	(4)	–	(4)
At 23 February 2008	295	10	305

(a) Disposals of associates

There were no disposals of associates in 2007/8. Disposals of associates in 2006/7 were as follows:

	Groceryworks £m	Greenergy Fuels Limited £m	Total £m
Consideration received/value of assets exchanged	35	4	39
Carrying value of investment disposed of	(13)	(1)	(14)
Profit on sale of investments in associates	22	3	25

The investment in Groceryworks was sold to its parent company, Safeway Inc.

During the year ended 24 February 2007, the Group's investment in Greenergy Fuels Limited was subject to an exchange transaction, whereby the Group gave up its investment in Greenergy Fuels Limited and received a 21.3% investment in Greenergy Fuels Limited's parent company, Greenergy International Limited.

The transaction was treated as an exchange of fair values and the profit on sale recognised on this transaction represents the difference between 3.7% of the net assets of Greenergy Fuels Limited given up and 21.3% of the additional net assets of Greenergy International Limited acquired. Overall, the transaction was cash neutral.

(b) Transferred to subsidiary undertakings

During the year ended 23 February 2008, the Group purchased additional share capital in Nutri Centres Limited, making the company a subsidiary entity which has been consolidated within the Group results from the date of acquisition onwards.

During the year ended 24 February 2007, the Group purchased additional share capital in three of its joint ventures, namely dunnhumby Limited, Tesco Home Shopping and Hymall, making them subsidiary entities which have been consolidated within the Group results from the date of acquisition onwards.

Significant joint ventures

The Group's principal joint ventures are:

	Business activity	Share of issued share capital, loan capital and debt securities	Country of incorporation and principal country of operation
Tesco Personal Finance Group Limited	Personal Finance	50%	Scotland
Tesco Mobile Limited†	Telecommunications	50%	England
Shopping Centres Limited	Property Investment	50%	England
BLT Properties Limited	Property Investment	50%	England
Tesco British Land Property Partnership†	Property Investment	50%	England
Tesco Red Limited Partnership†	Property Investment	50%	England
Tesco Aqua Limited Partnership†	Property Investment	50%	England
Arena (Jersey) Management Limited†	Property Investment	50%	Jersey
The Tesco Property (No. 2) Limited Partnership†	Property Investment	50%	Jersey

† Held by an intermediate subsidiary.

The accounting period ends of the joint ventures consolidated in these financial statements range from 31 December 2007 to 29 February 2008. Accounting period end dates different from those of the Group arise for commercial reasons and depend upon the requirements of the joint venture partner as well as those of the Group.

Note 13 Group entities continued

The share of the assets, liabilities, revenue and profit of the joint ventures, which are included in the consolidated financial statements, are as follows:

	2008 £m	2007 £m
Non-current assets	**1,411**	1,134
Current assets	**4,277**	3,956
Current liabilities	**(3,888)**	(3,572)
Non-current liabilities	**(1,513)**	(1,225)
Goodwill	**1**	4
Cumulative unrecognised losses	**7**	7
	295	304
Revenue	**482**	638
Expenses	**(408)**	(534)
Profit for the year	**74**	104

The unrecognised share of losses made by joint ventures in the year to 23 February 2008 was £nil (2007 – £1m).

Associates

At the Balance Sheet date, the Group's principal associate is:

	Business activity	Share of issued capital, loan capital and debt securities	Country of incorporation and principal country of operation
Greenergy International Limited	Fuel Supplier	21%	England

Although the Group only holds a 21.3% non-voting shareholding in Greenergy International Limited it is treated as an associate as the Board of Greenergy International Limited requires the consent of Tesco on certain reserve matters as specified in the company's Articles of Association.

The share of the assets, liabilities, revenue and profit of the Group's associates, which are included in the consolidated financial statements, are as follows:

	2008 £m	2007 £m
Assets	**115**	93
Liabilities	**(107)**	(85)
Goodwill	**2**	2
	10	10
Revenue	**325**	280
Profit for the year	**1**	2

The accounting period ends of the associates consolidated in these financial statements range from 31 December 2007 to 31 January 2008. The accounting period end dates of the associates are different from those of the Group as they also depend upon the requirements of the parent companies of those entities.

There are no significant restrictions on the ability of associated undertakings to transfer funds to the parent, other than those imposed by the Companies Act 1985.

Note 14 Other investments

	2008 £m	2007 £m
Available-for-sale financial assets	**4**	8

Other investments are available-for-sale financial assets consisting of ordinary shares, and therefore have no fixed maturity date or coupon rate.

The fair value of the unlisted available-for-sale investments has been estimated using a valuation technique based on assumptions that are not supported by observable market prices or rates. The fair value of the listed available-for-sale investments is based on quoted market prices at the Balance Sheet date.

Note 14 Other investments continued

The following table shows the aggregate movement in the Group's other investments during the year:

	2008 £m	2007 £m
At beginning of year	**8**	4
Additions	**–**	5
Revaluation through equity	**(4)**	(1)
At end of year	**4**	8

Note 15 Inventories

	2008 £m	2007 £m
Goods held for resale	**2,420**	1,911
Development properties	**10**	20
	2,430	1,931

Note 16 Trade and other receivables

	2008 £m	2007 £m
Prepayments and accrued income	**298**	128
Finance lease receivables (note 32)	**5**	12
Other receivables	**796**	771
Amounts owed by joint ventures and associates (note 28)	**212**	168
	1,311	1,079

Included within trade and other receivables are the following amounts receivable after more than one year:

	2008 £m	2007 £m
Prepayments and accrued income	**12**	6
Finance lease receivables (note 32)	**–**	6
Other receivables	**160**	136
Amounts owed by joint ventures and associates (note 28)	**173**	163
	345	311

Trade and other receivables are generally non-interest bearing. Credit terms vary by geography and the nature of the debt and can be from 14 to 30 days.

Trade receivables are recorded at amortised cost, reduced by estimated allowances for doubtful debts.

Provision for impairment of receivables

	£m
At 25 February 2006	(24)
Foreign currency translation	(1)
Charge for the year	(20)
Unused amounts reversed	4
Uncollectible amounts written off	7
At 24 February 2007	(34)
Exchange adjustments	(3)
Charge for the year	(15)
Unused amounts reversed	9
Uncollectible amounts written off	14
At 23 February 2008	(29)

Note 16 Trade and other receivables continued

As at 23 February 2008, trade and other receivables of £31m (2007 – £34m) were past due and impaired. The amount of the provision was £29m (2007 – £34m). The ageing analysis of these receivables is as follows:

	2008 £m	2007 £m
Up to 3 months past due	**3**	12
3 to 6 months past due	**3**	4
Over 6 months past due	**25**	18
	31	34

As at 23 February 2008, trade and other receivables of £103m (2007 – £74m) were past due but not impaired. The ageing analysis of these receivables is as follows:

	2008 £m	2007 £m
Up to 3 months past due	**79**	56
3 to 6 months past due	**13**	9
Over 6 months past due	**11**	9
	103	74

No receivables have been renegotiated in the current or prior year.

Note 17 Cash and cash equivalents

	2008 £m	2007 £m
Cash at bank and in hand	**1,542**	902
Short-term deposits	**246**	140
	1,788	1,042

Note 18 Trade and other payables

Current

	2008 £m	2007 £m
Trade payables	**3,936**	3,317
Other taxation and social security	**324**	203
Other payables	**1,714**	1,329
Amounts payable to joint ventures and associates (note 28)	**116**	128
Accruals and deferred income	**1,187**	1,062
Dividends	**–**	7
	7,277	6,046

Non-current

	2008 £m	2007 £m
Other payables	**42**	29

Note 19 Borrowings

Current

	Par value	Maturity year	2008 £m	2007 £m
Bank loans and overdrafts		2008	**1,458**	1,052
Loan from joint venture (note 28)		2008	**10**	10
7.5% MTN	£258m	2007	**–**	268
6% MTN	£125m	2008	**130**	–
5.25% MTN	€500m	2008	**392**	–
Other MTNs		–	**43**	188
Finance leases (note 32)		–	**51**	36
			2,084	1,554

Non-current

	Par value	Maturity year	2008 £m	2007 £m
Finance leases (note 32)	–	–	**215**	147
6% MTN	£125m	2008	**–**	130
5.25% MTN	€500m	2008	**–**	352
5.125% MTN	£192m	2009	**191**	190
6.625% MTN	£150m	2010	**153**	153
4.75% MTN	€750m	2010	**592**	525
3.875% MTN	€500m	2011	**387**	340
4% RPI MTN[(a)]	£238m	2016	**254**	244
5.5% USD Bond	$850m	2017	**455**	–
5.5% MTN	£350m	2019	**350**	349
5% MTN[(b)]	£415m	2023	**417**	361
3.322% LPI MTN[(c)]	£241m	2025	**255**	243
6% MTN	£200m	2029	**194**	198
5.5% MTN	£200m	2033	**192**	197
1.982% RPI MTN[(d)]	£204m	2036	**212**	206
6.15% USD Bond	$1,150m	2037	**604**	–
5% MTN	£300m	2042	**305**	306
5.125% MTN	€600m	2047	**451**	–
5.2% MTN	£500m	2057	**499**	–
Other MTNs	–	–	**135**	176
Other loans	–	–	**111**	29
			5,972	4,146

(a) The 4% RPI MTN is redeemable at par, indexed for increases in the Retail Price Index (RPI) over the life of the MTN.
(b) An additional bond issue increased the principal of this MTN from £350m to £415m during the year.
(c) The 3.322% LPI MTN is redeemable at par, indexed for increases in the RPI over the life of the MTN. The maximum indexation of the principal in any one year is 5%, with a minimum of 0%.
(d) The 1.982% RPI MTN is redeemable at par, indexed for increases in the RPI over the life of the MTN.

Borrowing facilities

The Group has the following undrawn committed facilities available at 23 February 2008, in respect of which all conditions precedent had been met as at that date:

	2008 £m	2007 £m
Expiring within one year	**–**	–
Expiring between one and two years	**–**	–
Expiring in more than two years	**1,600**	1,750
	1,600	1,750

All facilities incur commitment fees at market rates and would provide funding at floating rates.

Note 20 Financial instruments

Derivatives are used for hedging in the management of exposure to market risks. This enables the optimisation of the overall cost of accessing debt capital markets, and to mitigate the market risk which would otherwise arise from the maturity and other profiles of assets and liabilities.

Hedging policies using derivative financial instruments are further explained below. Derivatives that are held as hedging instruments are formally designated as hedges as defined in IAS 39. Derivatives may qualify as hedges for accounting purposes as described below.

There is no material impact on the Group Income Statement resulting from hedge ineffectiveness.

Fair value hedges

The Group maintains interest rate and cross-currency swap contracts as fair value hedges of the interest rate and currency risk on fixed rate debt issued by the Group. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Group Income Statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss on the hedging instrument and hedged item is recognised in the Group Income Statement within finance income or costs. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying value of the hedged item is amortised to the Group Income Statement under the effective interest rate method.

A gain of £261m on hedging instruments was recognised during the year, offset by a loss of £261m on hedged items (in 2007, a loss of £13m on hedging instruments was offset by a gain of £13m on hedged items).

Cash flow hedges

The Group uses forward foreign currency contracts to hedge the cost of future purchases of goods for resale, where those purchases are denominated in a currency other than the functional currency of the purchasing company. Where these contracts qualify for hedge accounting, mark-to-market gains and losses are deferred in equity.

The hedging instruments are primarily used to hedge purchases in Euros and US Dollars. The cash flows hedged will occur and will affect the Group Income Statement within one year of the Balance Sheet date.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is recognised in the Group Income Statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Group Income Statement.

Net investment hedges

The Group uses forward foreign currency contracts, currency denominated borrowings and currency options to hedge the exposure of a proportion of its non-Sterling denominated assets against changes in value due to changes in foreign exchange rates.

The Group has a South Korean Won denominated liability relating to the future purchase of the minority shareholding of its subsidiary, Samsung Tesco Co. Limited. This liability has been designated as a net investment hedge of a proportion of the assets of Samsung Tesco Co. Limited.

The Group has a Chinese Yuan denominated liability relating to the future purchase of the minority shareholding of its subsidiary, Hymall. This liability has been designated as a net investment hedge of a proportion of the assets of Hymall.

Gains and losses accumulated in equity are included in the Group Income Statement on disposal of the overseas operation.

Financial instruments not qualifying for hedge accounting

The Group's policy is not to use derivatives for trading purposes; however, some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is appropriate.

These instruments include caps, collars, interest rate swaps and forward foreign currency contracts. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the Group Income Statement within finance income or costs.

The Group has a liability relating to the future purchase of the minority shareholding of its subsidiary, dunnhumby Limited. Changes in the value of the liability are recognised immediately in the Group Income Statement within finance income or costs.

The fair value of derivative financial instruments have been disclosed in the Group Balance Sheet as follows:

	2008		2007	
	Asset £m	**Liability £m**	Asset £m	Liability £m
Current	**97**	**(443)**	108	(87)
Non-current	**216**	**(322)**	–	(399)
	313	**(765)**	108	(486)

Note 20 Financial instruments continued

The fair value and notional amounts of derivatives analysed by hedge type are as follows:

	2008 Asset Fair value £m	2008 Asset Notional £m	2008 Liability Fair value £m	2008 Liability Notional £m	2007 Asset Fair value £m	2007 Asset Notional £m	2007 Liability Fair value £m	2007 Liability Notional £m
Fair value hedges								
Interest rate swaps and similar instruments	**2**	**125**	**(80)**	**657**	7	267	(69)	717
Cross currency swaps	**252**	**2,795**	**–**	**–**	–	–	(45)	1,174
Cash flow hedges								
Interest rate swaps and similar instruments	**–**	**–**	**–**	**–**	–	–	(9)	988
Cross currency swaps	**–**	**–**	**(1)**	**17**	–	–	–	–
Forward foreign currency contracts	**19**	**811**	**(9)**	**387**	2	73	(25)	691
Net investment hedges								
Forward foreign currency contracts	**2**	**289**	**(218)**	**2,328**	65	3,053	(8)	1,292
Future purchases of minority interests	**–**	**–**	**(197)**	**–**	–	–	(268)	–
Derivatives not in a formal hedge relationship								
Interest rate swaps and similar instruments	**6**	**3,668**	**(2)**	**189**	5	1,570	(1)	230
Cross currency swaps	**–**	**–**	**(16)**	**347**	–	–	–	–
Forward foreign currency contracts	**32**	**1,641**	**(207)**	**2,816**	29	1,236	(23)	687
Future purchases of minority interests	**–**	**–**	**(35)**	**–**	–	–	(38)	–
Total	**313**	**9,329**	**(765)**	**6,741**	108	6,199	(486)	5,779

Carrying and fair value of financial assets and liabilities at financial year ending:

	2008 Carrying value £m	2008 Fair value £m	2007 Carrying value £m	2007 Fair value £m
Assets				
Finance leases (Group as lessor – note 32)	**5**	**5**	12	12
Cash and cash equivalents	**1,788**	**1,788**	1,042	1,042
Short-term investments	**360**	**360**	–	–
Joint venture loan receivables	**173**	**173**	163	163
Derivative financial assets:				
Interest rate swaps and similar instruments	**8**	**8**	12	12
Cross currency swaps	**252**	**252**	–	–
Forward foreign currency contracts	**53**	**53**	96	96
Total financial assets	**2,639**	**2,639**	1,325	1,325
Liabilities				
Short-term borrowings:				
Amortised cost	**(1,511)**	**(1,516)**	(1,251)	(1,251)
Bonds in fair value hedge relationships	**(522)**	**(502)**	(267)	(258)
Long-term borrowings:				
Amortised cost	**(2,269)**	**(2,138)**	(2,060)	(2,028)
Bonds in fair value hedge relationships	**(3,488)**	**(3,261)**	(1,939)	(1,921)
Finance leases (Group as lessee – note 32)	**(266)**	**(266)**	(183)	(183)
Derivative and other financial liabilities:				
Interest rate swaps and similar instruments	**(81)**	**(81)**	(79)	(79)
Cross currency swaps	**(18)**	**(18)**	(45)	(45)
Forward foreign currency contracts	**(434)**	**(434)**	(56)	(56)
Future purchases of minority interests	**(232)**	**(232)**	(306)	(306)
Total financial liabilities	**(8,821)**	**(8,448)**	(6,186)	(6,127)
Total	**(6,182)**	**(5,809)**	(4,861)	(4,802)

The fair values of financial instruments have been determined by reference to prices available from the markets on which the instruments are traded. The fair value of all other items have been calculated by discounting expected future cash flows at prevailing interest rates. The above table excludes other receivables/payables, which have fair values equal to their carrying values.

Note 21 Financial risk factors

The main financial risks faced by the Group relate to fluctuations in interest and foreign exchange rates, the risk of default by counter-parties to financial transactions, and the availability of funds to meet business needs. These risks are managed as described below. The Group Balance Sheet position at 23 February 2008 is representative of the positions throughout the year.

Risk management is carried out by a central treasury department under policies approved by the Board of Directors. The Board provides written principles for risk management, as described in the Business Review on pages 15 to 17.

Interest rate risk

Interest rate risk arises from long-term borrowings. Debt issued at variable rates exposes the Group to cash flow interest rate risk. Debt issued at fixed rates exposes the Group to fair value risk. Our interest rate management policy is explained on page 17.

The Group has RPI debt where the principal is indexed to increases in the RPI index. RPI debt is treated as floating rate debt. The Group also has LPI debt, where the principal is indexed to RPI, with an annual maximum increase of 5% and a minimum of 0%. LPI debt is treated as fixed rate debt.

During 2008 and 2007, net debt was managed using derivative instruments to hedge interest rate risk as follows:

			2008			2007
	Fixed £m	**Floating £m**	**Total £m**	Fixed £m	Floating £m	Total £m
Cash and cash equivalents	**–**	**1,788**	**1,788**	–	1,042	1,042
Short-term investments	**–**	**360**	**360**	–	–	–
Finance leases	**(73)**	**(188)**	**(261)**	(75)	(96)	(171)
Joint venture loan receivables	**–**	**173**	**173**	–	163	163
Bank and other borrowings	**(5,745)**	**(2,045)**	**(7,790)**	(3,999)	(1,518)	(5,517)
Future purchases of minority interests	**(232)**	**–**	**(232)**	(306)	–	(306)
Derivative effect:						
Interest rate swaps	**752**	**(752)**	**–**	888	(888)	–
Cross currency swaps	**2,778**	**(2,778)**	**–**	1,180	(1,180)	–
Caps and collars	**(876)**	**876**	**–**	(971)	971	–
Total	**(3,396)**	**(2,566)**	**(5,962)**	(3,283)	(1,506)	(4,789)

Credit risk
Credit risk arises from cash and cash equivalents, financial instruments and deposits with banks and financial institutions. The Group policy on credit risk is described on page 17.

The counterparty exposure under derivative contracts is £313m (2007 – £108m). The Group policy is to transact derivatives only with counterparties rated at least A1 by Moody's.

Liquidity risk
Liquidity risk is managed by short- and long-term cash flow forecasts. In addition, the Group has a committed facility agreement for £1.6bn (2007 – £1.75bn), which matures in 2014.

The Group has a European Medium Term Note programme of £10bn, of which £4.9bn was in issue at 23 February 2008 (2007 – £4.3bn), plus a Euro Commercial Paper programme of £2bn, of which £0.6bn was in issue at 23 February 2008 (2007 – £0.2bn), and a US Commercial Paper programme of $1bn, none of which was in issue at 23 February 2008 (2007 – £nil).

The following is an analysis of the undiscounted contractual cash flows payable under financial liabilities and derivatives.

The undiscounted cash flows will differ from both the carrying values and fair value. Floating rate interest is estimated using the prevailing rate at the Balance Sheet date. Cash flows in foreign currencies are translated using spot rates at the Balance Sheet date. For index linked liabilities, inflation is estimated at 3% for the life of the liability.

At 23 February 2008	**Due within 1 year £m**	**Due between 1 and 2 years £m**	**Due between 2 and 3 years £m**	**Due between 3 and 4 years £m**	**Due between 4 and 5 years £m**	**Due beyond 5 years £m**
Non derivative financial liabilities						
Bank and other borrowings	**(2,018)**	**(287)**	**(795)**	**(398)**	**(47)**	**(4,714)**
Interest payments on borrowings	**(298)**	**(272)**	**(229)**	**(211)**	**(198)**	**(4,906)**
Finance leases	**(62)**	**(54)**	**(50)**	**(46)**	**(30)**	**(130)**
Trade and other payables not in net debt	**(3,935)**	**(12)**	**(13)**	**(2)**	**(6)**	**(7)**
Derivative and other financial liabilities						
Net settled derivative contracts – receipts	**7**	**–**	**–**	**–**	**–**	**–**
Net settled derivative contracts – payments	**(230)**	**(16)**	**(9)**	**(9)**	**(9)**	**(172)**
Gross settled derivative contracts – receipts	**2,968**	**255**	**705**	**484**	**297**	**3,207**
Gross settled derivative contracts – payments	**(2,827)**	**(286)**	**(677)**	**(452)**	**(304)**	**(3,280)**
Future purchases of minority interests	**–**	**(70)**	**–**	**(166)**	**(34)**	**–**
Total	**(6,395)**	**(742)**	**(1,068)**	**(800)**	**(331)**	**(10,002)**

At 24 February 2007	Due within 1 year £m	Due between 1 and 2 years £m	Due between 2 and 3 years £m	Due between 3 and 4 years £m	Due between 4 and 5 years £m	Due beyond 5 years £m
Non derivative financial liabilities						
Bank and other borrowings	(1,513)	(531)	(276)	(661)	(354)	(2,666)
Interest payments on borrowings	(268)	(187)	(159)	(149)	(114)	(1,894)
Finance leases	(38)	(34)	(28)	(41)	(6)	(5)
Trade and other payables not in net debt	(3,317)	(10)	(10)	(1)	(1)	(5)
Derivative and other financial liabilities						
Net settled derivative contracts – receipts	88	6	–	–	–	–
Net settled derivative contracts – payments	(44)	(11)	(11)	(7)	(7)	(131)
Gross settled derivative contracts – receipts	2,560	577	39	549	349	–
Gross settled derivative contracts – payments	(2,584)	(590)	(53)	(562)	(351)	–
Future purchases of minority interests	(29)	–	(70)	–	(208)	(42)
Total	(5,145)	(780)	(568)	(872)	(692)	(4,743)

Sensitivity analysis at 23 February 2008
Financial instruments affected by market risk include borrowings, deposits and derivative financial instruments. The following analysis, required by IFRS 7 'Financial Instruments: Disclosures', is intended to illustrate the sensitivity to changes in market variables, being UK interest rates, and foreign exchange risk.

Foreign exchange risk
The Group is exposed to foreign exchange risk principally via:

(a) Transactional exposure, from the cost of future purchases of goods for resale, where those purchases are denominated in a currency other than the functional currency of the purchasing company. Transactional exposures that could significantly impact the Group Income Statement are hedged. These exposures are hedged via forward foreign currency contracts which are designated as cash flow hedges. The notional and fair value of these contracts is shown in note 20.

(b) Net investment exposure, from the value of net investments outside the UK. We hedge the majority of our investments in our international subsidiaries via foreign currency transactions and borrowings in matching currencies, which are formally designated as net investment hedges.

(c) Loans to non-UK subsidiaries. These are hedged via foreign currency transactions and borrowings in matching currencies, which are not formally designated as hedges, as gains and losses on hedges and hedged loans will naturally offset.

The impact on Group financial instruments from foreign currency volatility s shown in the sensitivity analysis below.

The analysis excludes the impact of movements in market variables on the carrying value of pension and other post-employment obligations and on the retranslation of overseas net assets as required by IAS 21 'The Effects of Changes in Foreign Exchange Rates'. However it does include the foreign exchange sensitivity resulting from all local entity non-functional currency financial instruments.

The sensitivity analysis has been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio, and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 23 February 2008.

It should be noted that the sensitivity analysis reflects the impact on income and equity due to all financial instruments held at the Balance Sheet date. It does not reflect any change in sales or costs that may result from changing interest or exchange rates.

The following assumptions were made in calculating the sensitivity analysis:

> the sensitivity of interest payable to movements in interest rates is calculated on the post hedge floating rate net debt exposure with no sensitivity assumed for LPI-linked debt;

> changes in the carrying value of derivative financial instruments designated as fair value hedges from movements in interest rates or foreign exchange rates have an immaterial effect on the Group Income Statement and equity due to compensating adjustments in the carrying value of debt;

> changes in the carrying value of derivative financial instruments designated as net investment hedges from movements in foreign exchange rates are recorded directly in equity;

> changes in the carrying value of derivative financial instruments not designated as hedging instruments only affect the Group Income Statement;

> all other changes in the carrying value of derivative financial instruments designated as hedging instruments are fully effective with no impact on the Group Income Statement;

> debt with a maturity below one year is floating rate for the interest payable part of the calculation; and

> the floating leg of any swap or any floating rate debt is treated as not having any interest rate already set, therefore a change in interest rates affects a full 12-month period for the interest payable portion of the sensitivity calculations.

Note 21 Financial risk factors continued

Using the above assumptions, the following table shows the illustrative effect on the Group Income Statement and equity that would result from changes in UK interest rates, and in the Euro to Sterling exchange rate:

	2008		2007	
	Income gain/(loss) £m	**Equity gain/(loss) £m**	Income gain/(loss) £m	Equity gain/(loss) £m
Assets				
1% increase in GBP interest rates	**(42)**	**–**	(36)	–
5% appreciation of the Euro	**(5)**	**(32)**	1	(35)
5% appreciation of the South Korean Won	**–**	**–**	–	(19)
5% appreciation of the US Dollar	**(2)**	**43**	(1)	19
5% appreciation of the Thai Baht	**–**	**(1)**	–	(17)
10% appreciation of the Czech Koruna	**–**	**(27)**	–	(48)
15% appreciation of the Polish Zloty	**1**	**(102)**	–	(195)
20% appreciation of the Slovak Koruna	**2**	**(87)**	–	(72)

The impact on equity from changing exchange rates results principally from foreign currency deals used as net investment hedges. The impact on equity will largely be offset by the revaluation in equity of the hedged assets. For changes in the USD/GBP exchange rate, the impact on equity results principally from forward purchases of USD as cash flow hedges.

Capital risk

The Group's objectives when managing capital (defined as net debt plus equity) are to safeguard the Group's ability to continue as a going concern in order to provide returns to shareholders and benefits for other stakeholders, while maintaining a strong credit rating and headroom whilst optimising return to shareholders through an appropriate balance of debt and equity funding. The Group manages its capital structure and makes adjustments to it, in light of changes to economic conditions and the strategic objectives of the Company.

To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, buy back shares and cancel them or issue new shares. In April 2006, we outlined our plan to release cash from our property assets, via a sequence of property joint ventures and other transactions, and return significant value to shareholders, either through enhanced dividends or share buy-backs. The target for the value of share buy-backs was increased from £1.5bn to £3.0bn over a five-year period from April 2007. We have continued with this policy throughout the current financial year, purchasing and cancelling £657m ordinary shares, taking the total to £1,042m.

The policy for debt is to ensure a smooth debt maturity profile with the objective of ensuring continuity of funding. This policy continued during the current year with bonds redeemed of £447m and new bonds issued totalling £2,034m. The Group borrows centrally and locally, using a variety of capital market issues and borrowing facilities to meet the requirements of each local business.

Note 22 Provisions

	Property provisions £m
At 24 February 2007	29
Additions	3
Effect of changes in foreign exchange rates	3
Amount utilised in the year	(8)
At 23 February 2008	27

Property provisions comprise future rents payable net of rents receivable on onerous and vacant property leases, provisions for terminal dilapidations and provisions for future rents above market value on unprofitable stores. The majority of the provision is expected to be utilised over the period to 2020.

The balances are analysed as follows:

	2008 £m	2007 £m
Current	**4**	4
Non-current	**23**	25
	27	29

Note 23 Share-based payments

The Group has not taken advantage of the transitional provisions of IFRS 2 'Share-based payment' in respect of equity-settled awards but instead applied IFRS 2 retrospectively to all awards granted, but not vested, as at 28 February 2004.

The total Group Income Statement charge for the year recognised in respect of share-based payments is £228m (2007 – £209m), which is made up of share option schemes and share bonus payments. Of this amount £199m (2007 – £185m) will be equity-settled and £29m (2007 – £24m) cash-settled.

a) Share option schemes

The Company had nine share option schemes in operation during the year, all of which are equity-settled schemes:

i) The savings-related share option scheme (1981) permits the grant to employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between £5 and £250 per four-weekly period. Options are capable of being exercised at the end of the three or five-year period at a subscription price not less than 80% of the average of the middle-market quotations of an ordinary share over the three dealing days immediately preceding the offer date.

ii) The Irish savings-related share option scheme (2000) permits the grant to Irish employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between €12 and €320 per four-weekly period. Options are capable of being exercised at the end of the three or five-year period at a subscription price not less than 80% of the average of the middle-market quotations of an ordinary share over the three dealing days immediately preceding the offer date.

iii) The Approved Executive Share Option Scheme (1994) was adopted on 17 October 1994. The exercise of options granted under this scheme will normally be conditional upon the achievement of a specified performance target related to the growth in earnings per share over a three-year period. No further options will be granted under this scheme and it has been replaced by the discretionary share option plan (2004). There were no discounted options granted under this scheme.

iv) The Unapproved Executive Share Option Scheme (1996) was adopted on 7 June 1996. The exercise of options granted under this scheme will normally be conditional upon the achievement of a specified performance target related to the growth in earnings per share over a three-year period. No further options will be granted under this scheme and it has been replaced by the discretionary share option plan (2004). There were no discounted options granted under this scheme.

v) The International Executive Share Option Scheme (1994) was adopted on 20 May 1994. This scheme permits the grant to selected non-UK executives of options to acquire ordinary shares on substantially the same basis as their UK counterparts. The exercise of options granted under this scheme will normally be conditional on the achievement of a specified performance target related to the growth in earnings per share over a three-year period. No further options will be granted under this scheme and it has been replaced by the discretionary share option plan (2004). There were no discounted options granted under this scheme.

vi) The Executive Incentive Plan (2004) was adopted on 5 July 2004. This scheme permits the grant of options in respect of ordinary shares to selected executives. Options are normally exercisable between three and ten years from the date of grant for nil consideration.

vii) The Performance Share Plan (2004) was adopted on 5 July 2004 and amended on 29 June 2007. This scheme permits the grant of options in respect of ordinary shares to selected executives. Options granted before 29 June 2007 are normally exercisable between four and ten years from the date of grant for nil consideration. Options granted after 29 June 2007 are normally exercisable between three and ten years from the date of grant for nil consideration. The exercise of options will normally be conditional on the achievement of specified performance targets related to the return on capital employed over a three-year period.

viii) The Discretionary Share Option Plan (2004) was adopted on 5 July 2004. This scheme permits the grant of approved, unapproved and international options in respect of ordinary shares to selected executives. Options are normally exercisable between three and ten years from the date of grant at a price not less than the middle-market quotation or average middle-market quotations of an ordinary share for the dealing day or three dealing days preceding the date of grant. The exercise of options will normally be conditional on the achievement of a specified performance target related to the annual percentage growth in earnings per share over a three-year period. There will be no discounted options granted under this scheme.

ix) The Group New Business Incentive Plan (2007) was adopted on 29 June 2007. This scheme permits the grant of options in respect of ordinary shares to selected executives. Options will normally vest in four tranches: four, five, six and seven years after the date of grant and will be exercisable for up to two years from the vesting dates for nil consideration. The exercise of options will normally be conditional on the achievement of specified performance targets related to the return on capital employed over the seven-year plan.

The following tables reconcile the number of share options outstanding and the weighted average exercise price (WAEP):

For the year ended 23 February 2008

	Savings-related share option scheme		Irish savings-related share option scheme		Approved share option scheme		Unapproved share option scheme		International executive share option scheme		Nil cost share options	
	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP
Outstanding at 24 February 2007	173,103,108	236.12	4,927,409	250.27	16,855,033	276.19	82,526,915	267.70	33,128,105	280.68	5,810,007	0.00
Granted	30,284,995	410.00	1,333,621	410.00	3,675,200	473.75	14,355,638	473.66	10,127,935	466.57	5,113,574	0.00
Forfeited	(9,470,529)	253.96	(401,169)	241.75	(926,135)	336.21	(3,399,364)	355.17	(1,999,671)	310.13	–	–
Exercised	(40,555,754)	190.56	(776,852)	198.83	(3,374,252)	242.77	(16,439,584)	245.18	(4,286,110)	252.90	(85,343)	0.00
Outstanding at 23 February 2008	153,361,820	281.40	5,083,009	300.71	16,229,846	324.45	77,043,605	307.00	36,970,259	333.22	10,838,238	0.00
Exercisable as at 23 February 2008	7,761,557	192.99	245,709	201.21	4,968,637	232.22	33,091,974	230.57	9,412,295	225.27	–	–
Exercise price range (pence)		159.00 to 232.00		159.00 to 232.00		197.50 to 259.00		164.00 to 259.00		176.70 to 259.00		–
Weighted average remaining contractual life (years)		0.20		0.20		3.94		4.59		4.06		–

For the year ended 24 February 2007

	Savings-related share option scheme		Irish savings-related share option scheme		Approved share option scheme		Unapproved share option scheme		International executive share option scheme		Nil cost share options	
	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP
Outstanding at 25 February 2006	181,166,780	211.42	4,705,023	217.96	17,947,537	248.11	95,519,321	242.28	28,097,456	251.69	3,459,458	0.00
Granted	38,895,396	307.00	1,532,291	307.00	5,166,957	316.87	18,751,718	320.22	11,538,336	318.60	2,350,549	0.00
Forfeited	(10,898,678)	219.50	(508,283)	215.69	(931,795)	293.25	(3,090,496)	278.00	(1,352,164)	249.71	–	–
Exercised	(36,060,390)	193.52	(801,622)	190.99	(5,327,666)	220.10	(28,653,628)	216.21	(5,155,523)	221.25	–	–
Outstanding at 24 February 2007	173,103,108	236.12	4,927,409	250.27	16,855,033	276.19	82,526,915	267.70	33,128,105	280.68	5,810,007	0.00
Exercisable as at 24 February 2007	5,320,960	196.51	215,648	195.70	5,674,314	226.02	27,295,331	218.90	8,386,290	214.42	–	–
Exercise price range (pence)		195.00 to 198.00		195.00 to 198.00		197.50 to 259.00		164.00 to 259.00		176.70 to 259.00		–
Weighted average remaining contractual life (years)		0.20		0.20		4.42		4.73		4.39		–

Share options were exercised on a regular basis throughout the year. The average share price during the year to 23 February 2008 was 443.59p (2007 – 369.70p).

The fair value of share options is estimated at the date of grant using the Black-Scholes option pricing model. The following table gives the assumptions applied to the options granted in the respective periods shown. No assumption has been made to incorporate the effects of expected early exercise.

	2008			2007		
	Savings-related share option schemes	**Executive share option schemes**	**Nil cost option schemes**	Savings-related share option schemes	Executive share option schemes	Nil cost option schemes
Expected dividend yield (%)	**2.4%**	**2.4%**	**0.0%**	2.7%	3.0%	2.7%
Expected volatility (%)	**20-21%**	**24%**	**24-27%**	28%	28%	28%
Risk-free interest rate (%)	**4.8%**	**5.0-5.3%**	**4.7-4.9%**	4.8%	4.7%	4.6%
Expected life of option (years)	**3 or 5**	**6**	**6-9**	3 or 5	6	6
Weighted average fair value of options granted (pence)	**116.35**	**119.96**	**469.17**	122.02	81.63	282.97
Probability of forfeiture (%)	**20-25%**	**10%**	**0%**	20-25%	10%	0%
Share price (pence)	**470.00**	**471.12**	**469.17**	383.80	318.60	332.74
Weighted average exercise price (pence)	**410.00**	**471.12**	**0.00**	307.00	318.60	0.0

Volatility is a measure of the amount by which a price is expected to fluctuate during a period. The measure of volatility used in Tesco PLC option pricing models is the annualised standard deviation of the continuously compounded rates of return on the share over a period of time. In estimating the future volatility of the Company's share price, the Board consider the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option, taking into account the remaining contractual life of the option.

b) Share bonus schemes
Eligible UK employees are able to participate in Shares in Success, an all-employee profit-sharing scheme. Each year, shares are awarded as a percentage of earnings up to a statutory maximum of £3,000.

Senior management also participate in performance-related bonus schemes. The amount paid to employees is based on a percentage of salary and is paid partly in cash and partly in shares. Bonuses are awarded to eligible employees who have completed a required service period and depend on the achievement of corporate targets. The accrued cash element of the bonus at the Balance Sheet date is £26m (2007 – £17m).

Selected senior management participate in the senior management Performance Share Plan. Awards made under this plan will normally vest three years after the date of the award for nil consideration. Vesting will normally be conditional on the achievement of specified performance targets related to the return on capital employed over a three year performance period.

Senior management in the US business also participate in the US Long-Term Incentive Plan (2007) which was adopted on 29 June 2007. The awards made under this Plan will normally vest in four tranches: four, five, six and seven years after the date of award, for nil consideration. Vesting will normally be conditional on the achievement of specified performance targets related to the return on capital employed in the US business over the seven-year plan.

The Executive Directors participate in short-term and long-term bonus schemes designed to align their interests with those of shareholders. Full details of these schemes can be found in the Directors' Remuneration Report.

The fair value of shares awarded under these schemes is their market value on the date of award. Expected dividends are not incorporated into the fair value except for awards under the US Long-Term Incentive Plan.

The number and weighted average fair value (WAFV) of share bonuses awarded during the period were:

	2008		2007	
	Shares number	**WAFV pence**	Shares number	WAFV pence
Shares in Success	**18,019,768**	**470.45**	24,062,964	319.65
Executive Incentive Scheme	**10,012,950**	**456.11**	11,878,791	316.88
Performance Share Plan	**1,292,172**	**466.21**	1,885,288	346.25
US Long-Term Incentive Plan	**4,817,720**	**471.10**	–	–

Note 24 Post-employment benefits

Pensions

The Group operates a variety of post-employment benefit arrangements, covering both funded defined contribution and funded and unfunded defined benefit schemes. The most significant of these are the funded defined benefit pension schemes for the Group's employees in the UK and the Republic of Ireland.

Defined contribution plans

The contributions payable for defined contribution schemes of £8m (2007 – £7m) have been fully expensed against profits in the current year.

Defined benefit plans

United Kingdom

The principal plan within the Group is the Tesco PLC Pension Scheme, which is a funded defined benefit pension scheme in the UK, the assets of which are held as a segregated fund and administered by trustees. Watson Wyatt Limited, an independent actuary, carried out the latest triennial actuarial assessment of the scheme as at 31 March 2005, using the projected unit method.

At the date of the last actuarial valuation the actuarial deficit was £153m. The market value of the schemes' assets was £2,632m and these assets represented 95% of the benefits that had accrued to members, after allowing for expected increases in earnings and pensions in payment.

The One Stop Senior Executive Pension Scheme is a funded defined benefit scheme open to senior executives and certain other employees at the invitation of the Company. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme as at 5 April 2004.

Overseas

The most significant overseas scheme is the funded defined benefit pension scheme which operates in the Republic of Ireland. An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme as at 1 April 2007.

The valuations used for IAS 19 have been based on the most recent actuarial valuations and updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 23 February 2008. The schemes' assets are stated at their market values as at 23 February 2008. Watson Wyatt Limited have updated the most recent Republic of Ireland valuation. The liabilities relating to retirement healthcare benefits have also been determined in accordance with IAS 19, and are incorporated in the following tables.

Principal assumptions

The valuations used have been based on the most recent actuarial valuations and updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 23 February 2008. The major assumptions, on a weighted average basis, used by the actuaries were as follows:

	2008 %	2007 %	2006 %
Rate of increase in salaries	**5.0**	4.5	4.0
Rate of increase in pensions in payment*	**3.5**	3.0	2.7
Rate of increase in deferred pensions*	**3.5**	3.0	2.7
Rate of increase in career average benefits	**3.5**	3.0	2.7
Discount rate	**6.4**	5.2	4.8
Price inflation	**3.5**	3.0	2.7

* In excess of any Guaranteed Minimum Pension (GMP) element.

The main financial assumption is the real discount rate i.e. the excess of the discount rate over the rate of price inflation. If this assumption increased/decreased by 0.1%, the UK defined benefit obligation would decrease/increase by approximately £115m and the annual UK current service cost would decrease/increase by approximately £13m.

UK mortality assumptions

The Company conducts analysis of mortality trends under the Tesco PLC Pension Scheme in the UK as part of the triennial actuarial valuation of the Scheme. At the latest triennial actuarial valuation as at 31 March 2005, the following assumptions were adopted for funding purposes:

Base tables:

PMA92C00 for male members with cohort improvements to 2000 and members taken to be two years older than actual age.
PFA92C00 for female members with cohort improvements to 2000 and members taken to be half a year older than actual age.

Additionally, at the 31 March 2005 valuation an allowance was built in for future mortality improvements via a 0.2% reduction to the discount rate.

These assumptions were used for the calculation of the pension liabilities as at 25 February 2006 and 24 February 2007 for the main UK scheme.

At 23 February 2008, the mortality assumptions have been strengthened. The base mortality tables detailed above have been updated in line with medium cohort improvements from 31 March 2005 to 23 February 2008. In addition, the allowance for future mortality improvements has been changed to incorporate medium cohort improvements in the future.

Note 24 Post-employment benefits continued

The following table illustrates the expectation of life of an average member retiring at age 65 at the Balance Sheet date and a member reaching age 65 at the same date +25 years:

		2008 in years	2007 in years	2006 in years
Retiring at Reporting date at age 65:	Male	**19.0**	17.5	17.5
	Female	**23.3**	21.9	21.8
Retiring at Reporting date +25 years at age 65:	Male	**20.6**	18.4	18.4
	Female	**24.7**	23.0	23.0

The formal triennial actuarial valuation of the Tesco PLC Pension Scheme at 31 March 2008 is currently taking place. Mortality trends under the Scheme will be analysed as part of the valuation.

Rates of return on scheme assets

The assets in the defined benefit pension schemes and the expected nominal rates of return were:

	2008		2007		2006	
	Long-term rate of return %	**Market value £m**	Long-term rate of return %	Market value £m	Long-term rate of return %	Market value £m
Equities	**8.9**	**2,205**	8.1	2,420	8.1	2,134
Bonds	**5.7**	**901**	5.2	812	4.8	656
Property	**7.3**	**351**	6.7	343	6.4	253
Other (alternative assets)	**8.9**	**512**	8.1	384	8.1	282
Cash	**4.5**	**120**	4.0	48	3.7	123
Total market value of assets		**4,089**		4,007		3,448

The expected rate of return on assets is a weighted average based on the actual plan assets held and the respective returns expected on the separate asset classes. The expected rate of return on equities and cash have both been set having regard to expected returns over the medium term, as calculated by the Company's independent actuary. The expected rate of return on bonds was measured directly from actual yields for gilts and corporate bond stocks. The above rate takes into account the actual mix of UK gilts, UK corporate bonds and overseas bonds held at the Balance Sheet date.

Movement in pension deficit during the year

Changes in the fair value of defined benefit pension plan assets are as follows:

	2008 £m	2007 £m	2006 £m
Opening fair value of plan assets	**4,007**	3,448	2,718
Expected return	**301**	255	209
Actuarial (losses)/gains	**(465)**	82	309
Contributions by employer	**340**	321	270
Actual member contributions	**7**	7	6
Foreign currency translation differences	**9**	(2)	–
Benefits paid	**(112)**	(104)	(64)
Acquisition	**2**	–	–
Closing fair value of plan assets	**4,089**	4,007	3,448

Note 24 Post-employment benefits continued

Changes in the present value of defined benefit obligations are as follows:

	2008 £m	2007 £m	2006 £m
Opening defined benefit obligation	**(4,957)**	(4,659)	(3,453)
Current service cost	**(461)**	(466)	(328)
Interest cost	**(254)**	(221)	(184)
Gain/(loss) on change of assumptions	**672**	71	(727)
Experience losses	**(21)**	(41)	(24)
Foreign currency translation differences	**(8)**	4	(1)
Benefits paid	**112**	104	64
Actual member contributions	**(7)**	(7)	(6)
Past service gains	**–**	258	–
Acquisitions	**(3)**	–	–
Closing defined benefit obligation	**(4,927)**	(4,957)	(4,659)

The amounts that have been charged to the Group Income Statement and Group Statement of Recognised Income and Expense for the year ended 23 February 2008 are set out below:

	2008 £m	2007 £m	2006 £m
Analysis of the amount (charged)/credited to operating profit:			
Current service cost	**(461)**	(466)	(328)
Past service gains	**–**	258	–
Total charge to operating profit	**(461)**	(208)	(328)
Analysis of the amount credited/(charged) to finance income:			
Expected return on pension schemes' assets	**301**	255	209
Interest on pension schemes' liabilities	**(254)**	(221)	(184)
Net pension finance income (note 5)	**47**	34	25
Total charge to the Group Income Statement	**(414)**	(174)	(303)

In 2007, in line with changes to the Finance Act 2006, the scheme rules were amended from 6 April 2006 to allow employees to commute (convert) a larger proportion of their pension for a cash lump sum at retirement. Accordingly, the assumptions made in calculating the Group's defined benefit pension liability have been revised, resulting in a gain of £250m being recognised in Group operating profit in 2006/7. Revisions to this assumption will be reflected in the Group Statement of Recognised Income and Expense. Changes to scheme rules in the Republic of Ireland affecting early retirement have reduced pension liabilities by a further £8m, which was also shown as a past service gain in the Group Income Statement in 2006/7.

	2008 £m	2007 £m	2006 £m
Analysis of the amount recognised in the Group Statement of Recognised Income and Expense:			
Actual return less expected return on pension schemes' assets	**(465)**	82	309
Experience losses arising on the schemes' liabilities	**(21)**	(41)	(24)
Currency gain/(loss)	**1**	2	(1)
Changes in assumptions underlying the present value of the schemes' liabilities	**672**	71	(727)
Total gain/(loss) recognised in the Group Statement of Recognised Income and Expense	**187**	114	(443)

The cumulative losses recognised through the Group Statement of Recognised Income and Expense since the date of transition to IFRS are £372m (2007 – £559m).

Note 24 Post-employment benefits continued

Summary of movements in deficit during the year

	2008 £m	2007 £m	2006 £m
Deficit in schemes at beginning of the year	**(950)**	(1,211)	(735)
Current service cost	**(461)**	(466)	(328)
Past service gains	**–**	258	–
Other finance income	**47**	34	25
Contributions by employer	**340**	321	270
Foreign currency translation differences	**1**	2	(1)
Actuarial gain/(loss)	**186**	112	(442)
Acquisitions	**(1)**	–	–
Deficit in schemes at end of the year	**(838)**	(950)	(1,211)

History of movements

The historical movement in defined benefit pension schemes assets and liabilities and history of experience gains and losses are as follows:

	2008 £m	2007 £m	2006 £m	2005 £m
Total market value of assets	**4,089**	4,007	3,448	2,718
Present value of liabilities relating to unfunded schemes	**(34)**	(27)	(17)	(12)
Present value of liabilities relating to partially funded schemes	**(4,893)**	(4,930)	(4,642)	(3,441)
Pension deficit	**(838)**	(950)	(1,211)	(735)
Experience (losses)/gains on scheme assets	**(465)**	82	309	66
Experience losses on plan liabilities	**(20)**	(41)	(24)	(14)

Post-employment benefits other than pensions

The Company operates a scheme offering retirement healthcare benefits. The cost of providing these benefits has been accounted for on a similar basis to that used for defined benefit pension schemes.

The liability as at 23 February 2008 of £11m (2007 – £11m) was determined in accordance with the advice of independent actuaries. In 2007/8, £0.6m (2007 – £0.5m) has been charged to the Group Income Statement and £0.7m (2007 – £0.6m) of benefits were paid.

A change of 1.0% in assumed healthcare cost trend rates would have the following effect:

	2008 £m	2007 £m	2006 £m
Effect of a 1% increase in assumed healthcare cost trend rate on:			
Service and interest cost	**0.1**	0.1	0.1
Defined benefit obligation	**1.6**	1.3	1.0
Effect of a 1% decrease in assumed healthcare cost trend rate on:			
Service and interest cost	**(0.1)**	(0.1)	(0.1)
Defined benefit obligation	**(1.3)**	(1.3)	(1.1)

Expected contributions

A formal actuarial valuation is carried out triennially for the independent scheme trustees by a professionally qualified independent actuary. The purpose of the valuation is to agree a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The actuarial valuation of approved schemes as at 31 March 2008 is currently taking place and until the valuation is concluded, contributions will continue as agreed at the 2005 funding plan. On this basis the Group expects to make contributions of approximately £370m to defined benefit pension schemes in the year ending 28 February 2009.

Note 25 Called up share capital

	2008		2007	
	Ordinary shares of 5p each		Ordinary shares of 5p each	
	Number	£m	Number	£m
Authorised:				
At beginning of year	**10,858,000,000**	**543**	10,700,000,000	535
Authorised during the year	**–**	**–**	158,000,000	8
At end of year	**10,858,000,000**	**543**	10,858,000,000	543
Allotted, called up and fully paid:				
At beginning of year	**7,947,349,558**	**397**	7,894,476,917	395
Scrip dividend election	**–**	**–**	75,205,082	3
Share options	**65,432,552**	**3**	75,994,892	4
Share buy-back	**(149,283,327)**	**(7)**	(98,327,333)	(5)
At end of year	**7,863,498,783**	**393**	7,947,349,558	397

During the financial year, 65 million (2007 – 151 million) shares of 5p each were issued for aggregate consideration of £138m (2007 – £395m), which comprised £nil (2007 – £239m) for scrip dividend and £138m (2007 – £156m) for share options.

During the year, the Company purchased and subsequently cancelled 149,283,327 (2007 – 98,327,333) shares of 5p each, representing 2% (2007 – 1%) of the called up share capital, at an average price of £4.38 (2007 – £3.89) per share. The total consideration, including expenses, was £657m (2007 – £385m). The excess of the consideration over the nominal value has been charged to retained earnings.

Between 24 February 2008 and 28 April 2008, options over 4,690,928 ordinary shares have been exercised under the terms of the savings-related share option scheme (1981) and the Irish savings-related share option scheme (2000). Between 24 February 2008 and 28 April 2008, options over 4,048,526 ordinary shares have been exercised under the terms of the executive share option schemes (1994 and 1996) and the discretionary share option plan (2004).

As at 23 February 2008, the Directors were authorised to purchase up to a maximum in aggregate of 793.4 million (2007 – 790.5 million) ordinary shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the meetings of the Company.

Note 26 Statement of changes in equity

			Other reserves					Retained earnings			
	Issued share capital £m	Share premium £m	Merger reserve £m	Capital redemption reserve £m	Hedging reserve £m	Translation reserve £m	Treasury shares £m	Retained earnings £m	Total equity attributable to equity holders of the parent £m	Minority interests £m	Total £m
At 24 February 2007	397	4,376	40	5	(33)	(39)	(154)	5,914	10,506	65	10,571
Foreign currency translation differences	–	–	–	–	–	33	–	–	33	5	38
Actuarial gain on defined benefit schemes	–	–	–	–	–	1	–	186	187	–	187
Tax on items taken directly to or transferred from equity	–	–	–	–	–	250	–	(127)	123	–	123
Decrease in fair value of available-for-sale financial assets	–	–	–	–	–	–	–	(4)	(4)	–	(4)
Gains on cash flow hedges	–	–	–	–	37	–	–	–	37	–	37
Purchase of treasury shares	–	–	–	–	–	–	(118)	–	(118)	–	(118)
Share-based payments	–	–	–	–	–	–	68	131	199	–	199
Issue of shares	3	135	–	–	–	–	–	–	138	–	138
Share buy-back	(7)	–	–	7	–	–	–	(665)	(665)	–	(665)
Purchase of minority interest	–	–	–	–	–	–	–	47	47	(27)	20
Minority interest on acquisitions of subsidiaries	–	–	–	–	–	–	–	–	–	38	38
Profit for the year	–	–	–	–	–	–	–	2,124	2,124	6	2,130
Equity dividends authorised in the year	–	–	–	–	–	–	–	(792)	(792)	–	(792)
At 23 February 2008	393	4,511	40	12	4	245	(204)	6,814	11,815	87	11,902

			Other reserves					Retained earnings			
	Issued share capital £m	Share premium £m	Merger reserve £m	Capital redemption reserve £m	Hedging reserve £m	Translation reserve £m	Treasury shares £m	Retained earnings £m	Total equity attributable to equity holders of the parent £m	Minority interests £m	Total £m
At 25 February 2006	395	3,988	40	–	5	38	(49)	4,963	9,380	64	9,444
Foreign currency translation differences	–	–	–	–	–	(59)	–	–	(59)	(6)	(65)
Actuarial gain on defined benefit schemes	–	–	–	–	–	2	–	112	114	–	114
Tax on items taken directly to or transferred from equity	–	–	–	–	–	(20)	–	32	12	–	12
Decrease in fair value of available-for-sale financial assets	–	–	–	–	–	–	–	(1)	(1)	–	(1)
Losses on cash flow hedges	–	–	–	–	(38)	–	–	–	(38)	–	(38)
Purchase of treasury shares	–	–	–	–	–	–	(105)	–	(105)	–	(105)
Share-based payments	–	–	–	–	–	–	–	185	185	–	185
Issue of shares	7	388	–	–	–	–	–	–	395	–	395
Share buy-back	(5)	–	–	5	–	–	–	(475)	(475)	–	(475)
Future purchases of minority interests	–	–	–	–	–	–	–	(88)	(88)	–	(88)
Profit for the year	–	–	–	–	–	–	–	1,892	1,892	7	1,899
Equity dividends authorised in the year	–	–	–	–	–	–	–	(706)	(706)	–	(706)
At 24 February 2007	397	4,376	40	5	(33)	(39)	(154)	5,914	10,506	65	10,571

Share premium account
The share premium account is used to record amounts received in excess of the nominal value of shares on issue of new shares.

Translation reserve
The translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the movements in net investment hedges.

Treasury shares
During the year, the qualifying employee share ownership trust (QUEST) subscribed for no shares in the Company (2007 – 1.5 million, a negligible percentage of called-up share capital as at 24 February 2007). There were also no contributions (2007 – £nil) to the QUEST from subsidiary undertakings.

The employee benefit trusts hold shares in Tesco PLC for the purpose of the various executive share incentive and profit share schemes. At 23 February 2008, the trusts held 47.4 million shares (2007 – 57.0 million), which cost £184m (2007 – £184m) and had a market value of £190m (2007 – £254m).

The voting rights in relation to the shares are exercisable by the Trustee, however, in accordance with investor guidelines the Trustee abstains from voting.

At 23 February 2008, the Group held 7.8 million of its own shares within treasury shares, which cost £20m.

Merger reserve
The merger reserve arose on the acquisition of Hillards PLC in 1987.

Share buy-back liability
Insider trading rules prevent the Group from buying back Tesco PLC shares in the market during specified close periods (including the period between the year end and the annual results announcement). However, if an irrevocable agreement is signed between the Company and a third party, they can continue to buy back shares on behalf of the Company. Three such arrangements were in place at the year end and in accordance with IAS 32, the Company has recognised a financial liability equal to the estimated value of the shares purchasable under these agreements. A liability of £100m (2007 – £90m) has been recognised within other payables for this amount.

Capital redemption reserve
Upon cancellation of the shares purchased as part of the share buy-back, a capital redemption reserve is created representing the nominal value of the shares cancelled. This is a non-distributable reserve.

Other
The cumulative goodwill written off against the reserves of the Group as at 23 February 2008 amounted to £718m (2007 – £718m).

Note 27 Business combinations

The Group has made a number of acquisitions in the year, of which the most significant acquisition has been disclosed separately and the remainder shown in aggregate.

The net assets and results of the acquired businesses are included in the consolidated accounts of the Group from the date of acquisition. Acquisition accounting has been applied and the goodwill arising has been capitalised and is subject to annual impairment testing.

The goodwill acquired in the business combinations listed below has been allocated to the single group of cash-generating units represented by the acquired businesses, as this is the lowest level within the Group at which the goodwill is monitored internally. Goodwill arising on acquisitions in the year is attributable mainly to location, the assembled workforce and the synergies expected to be achieved.

The fair values currently established for acquisitions made in the year to 23 February 2008 are provisional. Fair values will be reviewed based on additional information up to one year from the date of acquisition. The Directors do not believe that any net adjustments resulting from such a review would have a material effect on the Group.

Dobbies Garden Centres PLC

In 2007, the Group acquired 65.5% of the share capital of Dobbies Garden Centres PLC, a retailer in the United Kingdom.

The fair value of the identifiable assets and liabilities of Dobbies Garden Centres PLC as at the date of acquisition were:

	Pre-acquisition carrying amounts £m	Fair value adjustments £m	Recognised values on acquisition £m
Property, plant and equipment	132	31	163
Brand	–	8	8
Goodwill	2	(2)	–
Inventories	11	–	11
Trade and other receivables	3	3	6
Cash and cash equivalents	1	–	1
Trade and other payables	(12)	(3)	(15)
Bank loans and overdraft	(87)	1	(86)
Deferred tax liability	(3)	(15)	(18)
Post-employment benefit obligation	(1)	–	(1)
Net assets	46	23	69
Minority interest			(24)
Net assets acquired			45
Goodwill arising on acquisition			61
			106
Consideration:			
Cash consideration			103
Costs associated with the acquisition			3
Total consideration			106

The trading results of Dobbies Garden Centres PLC during the period since acquisition of the majority share and details of the results had the acquisition taken place at the beginning of the financial year have not been disclosed as it is impracticable to do so. Dobbies Garden Centres PLC remains listed on the Alternative Investment Market, and therefore we are unable to disclose information until it has been released to the market. The results of Dobbies Garden Centres PLC are not material in the context of the Group.

Other acquisitions

The other acquisitions in the year include the share capital of Telegraph Properties (Kirkby) Limited and The PC Guys Limited. The companies acquired undertake activities including property management and IT services.

In addition the Group acquired the remaining share capital of Nutri Centres Limited, changing it from a joint venture to a subsidiary undertaking. The activity undertaken by Nutri Centres Limited is retailing.

Note 27 Business combinations continued

The book and fair values of the identifiable assets and liabilities of these other acquisitions as at the date of acquisition are disclosed in the table below:

	Pre-acquisition carrying amounts £m	Fair value adjustments £m	Recognised values on acquisition £m
Property, plant and equipment	1	3	4
Inventories	2	–	2
Trade and other receivables	2	–	2
Cash and cash equivalents	2	–	2
Trade and other payables	(2)	–	(2)
Net assets	5	3	8
Transferred from investments in joint ventures			(4)
Net assets acquired			4
Goodwill arising on acquisition (in addition to previously held goodwill of £3m)			9
			13
Consideration:			
Cash consideration			13
Total consideration			13

The post-acquisition contribution of the other acquisitions to the Group was £12m to revenue and £nil of operating profit.

On 24 January 2007 Tesco Stores Malaysia Sdn Bhd acquired 100% of the share capital of Makro Cash and Carry Distribution Sdn Bhd, which operated a chain of eight stores in Malaysia. The provisional fair value of assets and liabilities at the date of acquisition was included in the financial statements at 24 February 2007.

During the financial period ended 23 February 2008 and within 12 months of the date of acquisition, we restated the fair value of assets and liabilities at the date of acquisition principally due to the inclusion of an independent valuation of freehold and leasehold property. Based on exchange rates at the date of transaction this led to a decrease in goodwill of £3m. This reduction comprised an increase in the fair value of property, plant and equipment of £12m, decrease in trade and other receivables of £7m and an increase in trade and other payables of £2m.

Note 28 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its joint ventures and associates are disclosed below:

i) Trading transactions

	Sales to related parties		Purchases from related parties		Amounts owed by related parties		Amounts owed to related parties	
	2008 £m	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m
Joint ventures	**164**	144	**238**	190	**39**	5	**34**	45
Associates	**–**	3	**771**	658	**–**	–	**82**	83

Sales to related parties consists of services/management fees and loan interest.

Purchases from related parties include £157m (2007 – £107m) of rentals payable to the Group's joint ventures, including those joint ventures formed as part of the sale and leaseback programme.

ii) Non-trading transactions

	Sales and leaseback of assets		Loans to related parties		Loans from related parties		Injection of equity funding	
	2008 £m	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m	**2008 £m**	2007 £m
Joint ventures	**652**	527	**173**	163	**10**	10	**8**	47
Associates	**–**	–	**–**	–	**–**	–	**–**	3

Note 28 Related party transactions continued

Transactions between the Group and the Group's pension plans are disclosed in note 24.

Tesco Stores Limited is a member of one or more partnerships to whom the provisions of the Partnerships and Unlimited Companies (Accounts) Regulations 1993 ('Regulations') apply. The accounts for those partnerships have been consolidated into these accounts pursuant to Regulation 7 of the Regulations.

On 20 March 2007, the Group formed a property joint venture with The British Land Company PLC. The limited partnership contains 21 superstores which have been sold from and leased back to Tesco. The Group sold assets for net proceeds of £652m (approximating to market value) to the joint venture which had a net book value of approximately £350m. The Group's share of the profit realised from this transaction is included within profit arising on property-related items in 2007/8.

On 20 December 2006, the Group formed a property joint venture with British Airways Pension Fund. The limited partnership contains 16 superstores which have been sold from and leased back to Tesco. The Group sold assets for net proceeds of £454m (approximating to market value) to the joint venture which had a net book value of £233m. The Group's share of the profit realised from this transaction is included within profit arising on property-related items in 2006/7. Another smaller transaction was completed during the year with Morley where £73m of assets were transferred.

iii) Transactions with key management personnel

Only members of the Board of Directors of Tesco PLC are deemed to be key management personnel. It is the Board who have responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in the audited part of the Directors' Remuneration Report.

During the year, there were no other material transactions or balances between the Group and its key management personnel or members of their close family.

Note 29 Reconciliation of profit before tax to net cash generated from operations

	2008 £m	2007 £m
Profit before tax	**2,803**	2,653
Net finance costs	**63**	126
Share of post-tax profits of joint ventures and associates	**(75)**	(106)
Profit on sale of investments in associates	**–**	(25)
Operating profit	**2,791**	2,648
Operating loss of discontinued operation	**–**	(4)
Depreciation and amortisation	**992**	878
Profit arising on property-related items	**(188)**	(92)
Net impairment/(reversal of impairment) of property, plant and equipment	**(10)**	19
Adjustment for non-cash element of pensions charge	**121**	(113)
Share-based payments	**199**	185
Increase in inventories	**(376)**	(420)
Increase in trade and other receivables	**(71)**	(81)
Increase in trade and other payables	**641**	512
Decrease in working capital	**194**	11
Cash generated from operations	**4,099**	3,532

Note 30 Analysis of changes in net debt

	At 24 Feb 2007 £m	Adjustment[1] £m	Restated At 24 Feb 2007 £m	Cash flow £m	Other non-cash movements £m	**At 23 Feb 2008 £m**
Cash and cash equivalents	1,042	–	1,042	801	(55)	**1,788**
Short-term investments	–	–	–	360	–	**360**
Finance lease receivables	12	–	12	(7)	–	**5**
Joint venture loan receivables	–	163	163	36	(26)	**173**
Derivative financial instruments	108	–	108	(16)	221	**313**
Cash and receivables	1,162	163	1,325	1,174	140	**2,639**
Bank and other borrowings	(1,518)	–	(1,518)	61	(576)	**(2,033)**
Finance lease payables	(36)	–	(36)	28	(43)	**(51)**
Derivative financial instruments and other liabilities	(87)	–	(87)	365	(721)	**(443)**
Debt due within one year	(1,641)	–	(1,641)	454	(1,340)	**(2,527)**
Bank and other borrowings	(3,999)	–	(3,999)	(2,173)	415	**(5,757)**
Finance lease payables	(147)	–	(147)	(108)	40	**(215)**
Derivative financial instruments and other liabilities	(399)	–	(399)	23	54	**(322)**
Debt due after one year	(4,545)	–	(4,545)	(2,258)	509	**(6,294)**
	(5,024)	163	(4,861)	(630)	(691)	**(6,182)**

1 The measurement of net debt has been revised to include loans receivable from joint ventures. Going forward net debt will be stated inclusive of the loans receivable from joint ventures.

Note 31 Commitments and contingencies

Capital commitments

At 23 February 2008 there were commitments for capital expenditure contracted for, but not provided, of £1,309m (2007 – £2,003m), principally relating to the store development programme.

Contingent liabilities

The Company has irrevocably guaranteed the liabilities, as defined in Section 5(c) of the Republic of Ireland (Amendment Act) 1986, of various subsidiary undertakings incorporated in the Republic of Ireland.

Tesco Personal Finance, in which the Group owns a 50% joint venture share, has commitments, as described in its own financial statements as at 31 December 2007, of formal standby facilities, credit lines and other commitments to lend, totalling £5.9bn (2007 – £5.5bn). The amount is intended to provide an indication of the volume of business transacted and not of the underlying credit or other risks.

For details of assets held under finance leases, which are pledged as security for the finance lease liabilities, see note 11.

There are a number of contingent liabilities that arise in the normal course of business which if realised are not expected to result in a material liability to the Group. The Group recognises provisions for liabilities when it is more likely than not a settlement will be required and the value of such a payment can be reliably estimated.

In September 2007, the Office of Fair Trading issued its provisional findings in its Statement of Objections relating to the alleged collusion between certain large supermarkets and dairy processors. We continue to defend our case vigorously. No provision has been recognised in the Group's results.

Note 32 Leasing commitments

Finance lease commitments – Group as lessee

The Group has finance leases for various items of plant, equipment, fixtures and fittings. There are also a small number of buildings which are held under finance leases. The fair value of the Group's lease obligations approximate to their carrying value.

Future minimum lease payments under finance leases and hire purchase contracts, together with the present value of the net minimum lease payments are as follows:

	Minimum lease payments		Present value of minimum lease payments	
	2008 £m	2007 £m	**2008 £m**	2007 £m
Within one year	**62**	38	**51**	36
Greater than one year but less than five years	**181**	109	**156**	90
After five years	**130**	130	**59**	57
Total minimum lease payments	**373**	277	**266**	183
Less future finance charges	**(107)**	(94)		
Present value of minimum lease payments	**266**	183		

Analysed as:		
Current finance lease payables	**51**	36
Non-current finance lease payables	**215**	147
	266	183

Finance lease receivables – Group as lessor

In 2006, the Group entered into finance leasing arrangements with UK staff for certain of its electronic equipment as part of the Computers for Staff scheme. The average term of finance leases entered into was three years. The interest rate inherent in the leases is fixed at the contract date for all of the lease term. The average effective interest rate contracted approximates to 2.6% (2007 – 4.0%) per annum. The fair value of the Group's finance lease receivables at 23 February 2008 is estimated at £5m (2007 – £12m).

Future minimum lease receivables under finance leases together with the present value of the net minimum lease receivables are as follows:

	Minimum lease payments		Present value of minimum lease payments	
	2008 £m	2007 £m	**2008 £m**	2007 £m
Within one year	**5**	7	**5**	6
Greater than one year but less than five years	**–**	6	**–**	6
Total minimum finance lease receivables	**5**	13	**5**	12
Less unearned finance income	**–**	(1)		
Net finance lease receivables	**5**	12		

Analysed as:		
Current finance lease receivables	**5**	6
Non-current finance lease receivables	**–**	6
	5	12

Note 32 Leasing commitments continued

Operating lease commitments – Group as lessee

Future minimum rentals payable under non-cancellable operating leases are as follows:

	2008 £m	2007 £m
Within one year	**551**	379
Greater than one year but less than five years	**2,190**	1,444
After five years	**7,127**	4,838
Total minimum lease payments	**9,868**	6,661

Operating lease payments represent rentals payable by the Group for certain of its retail, distribution and office properties and other assets such as motor vehicles. The leases have varying terms, purchase options, escalation clauses and renewal rights.

Operating lease commitments with joint ventures

Since 1988, the Group has entered into several joint ventures and sold and leased back properties to and from these joint ventures. The terms of these sale and leasebacks vary, however, common factors include: the sale of the properties to the joint venture at market value, options at the end of the lease for the Group to repurchase the properties at market value, market rent reviews and 20-25 year lease terms. The Group reviews the substance as well as the form of the arrangements when making the judgement as to whether these leases are operating or finance leases; the majority of the leases under these arrangements are operating leases.

Operating lease receivables – Group as lessor

The Group both rents out its investment properties and also sublets various leased buildings under operating leases. At the Balance Sheet date, the following future minimum lease payments are contractually receivable from tenants:

	2008 £m	2007 £m
Within one year	**141**	123
Greater than one year but less than five years	**341**	260
After five years	**313**	268
Total minimum lease payments	**795**	651

Note 33 Events after the balance sheet date

On 9 April 2008, Dobbies Garden Centres PLC, a 65.5% owned subsidiary of the Group, announced plans to raise £150m through an open offer of shares. Dobbies Garden Centres PLC will seek shareholder approval at an Annual General Meeting on 21 May 2008 to issue up to 12.45 million shares on a six for five basis at 1,200p per share. Tesco PLC will underwrite the offer.

Five year record

	UK GAAP					IFRS
	2004 53 wks	2005	2005	2006[1]	2007	**2008**
Financial statistics						
Group sales (including VAT) (£m)	33,557	37,070	36,957	43,137	46,611	**51,773**
Revenue (excluding VAT) (£m)						
UK	24,760	27,146	27,146	29,990	32,665	**34,874**
Rest of Europe	3,385	3,818	3,818	5,095	5,559	**6,872**
Asia	2,669	3,010	2,902	4,369	4,417	**5,552**
	30,814	33,974	33,866	39,454	42,641	**47,298**
Operating profit[2] (£m)						
UK	1,486	1,666	1,556	1,788	2,083	**2,097**
Rest of Europe	171	249	243	263	324	**400**
Asia	121	149	153	229	241	**294**
Total Group	1,778	2,064	1,952	2,280	2,648	**2,791**
Operating profit margin[2]						
UK	6.0%	6.1%	5.7%	6.0%	6.4%	**6.0%**
Rest of Europe	5.1%	6.5%	6.4%	5.2%	5.8%	**5.8%**
Asia	4.5%	5.0%	5.3%	5.2%	5.5%	**5.3%**
Total Group	5.8%	6.1%	5.8%	5.8%	6.2%	**5.9%**
Goodwill amortisation (£m)	(54)	(67)	–	–	–	**–**
Share of results of joint ventures and associates[3] (£m)	59	69	74	82	106	**75**
Profit on sale of investment in associates	–	–	–	–	25	**–**
Net finance costs[3] (£m)	(209)	(136)	(132)	(127)	(126)	**(63)**
Profit before tax (£m)	1,574	1,930	1,894	2,235	2,653	**2,803**
Taxation[3] (£m)	(472)	(561)	(541)	(649)	(772)	**(673)**
Minority interests (£m)	(2)	(3)	(3)	(6)	(7)	**(6)**
(Loss)/profit for the period from discontinued operation[4] (£m)	–	–	(6)	(10)	18	**–**
Profit for the financial year attributable to equity holders of the parent (£m)	1,100	1,366	1,344	1,570	1,892	**2,124**
Underlying profit – UK GAAP[5] (£m)	1,708	2,029	n/a	n/a	n/a	**n/a**
Underlying profit – IFRS[5] (£m)	n/a	n/a	1,925	2,277	2,545	**2,846**

1 Results for the year ended 25 February 2006 include 52 weeks for the UK and ROI and 14 months for the majority of the remaining International businesses.
2 Operating profit includes integration costs and profit/(loss) arising on sale of fixed assets. Operating margin is based upon revenue excluding VAT.
3 Share of results of joint ventures and associates is stated net of the interest and tax of the Group's joint ventures and associates. The Group's charges for interest and tax have been reduced by these amounts.
4 Consists of the net result of the Taiwanese business which was sold during 2006/7.
5 UK GAAP underlying profit excluded net profit/(loss) on disposal of fixed assets, integration costs and goodwill amortisation. IFRS underlying profit excludes IAS 32 and IAS 39 'Financial Instruments' – Fair value remeasurements, the IAS 19 Income Statement charge, which is replaced by the 'normal' cash contributions for pensions, and IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods. For further details of this measure, see page 51. For the years 2004 to 2005 the above information is presented under UK GAAP as previously published. If IFRS had been applicable for these years the main adjustments would have been IFRS 2 'Share-based payment', IFRS 3 'Business Combinations' and IAS 19 'Employee Benefits'.

	UK GAAP		IFRS			
	2004 53 wks	2005	2005	2006[1]	2007	**2008**
Enterprise value[6] (£m)	23,866	27,853	27,910	30,841	40,469	**37,656**
Basic earnings per share[7]	15.05p	17.72p	17.52p	20.20p	23.61p	**26.95p**
Diluted earnings per share[7]	14.93p	17.50p	17.30p	19.92p	23.31p	**26.61p**
Dividend per share[8]	6.84p	7.56p	7.56p	8.63p	9.64p	**10.90p**
Return on shareholders' funds[9]	21.8%	22.7%	23.2%	24.9%	26.7%	**25.1%**
Return on capital employed[10]	10.4%	11.5%	11.8%	12.7%	12.6%[15]	**12.9%**[16]
Group statistics						
Number of stores	2,318	2,334	2,334	2,672	3,263	**3,751**
Total sales area – 000 sq ft[11]	45,402	49,135	49,135	55,215	68,189	**76,338**
Average employees	310,411	335,750	335,750	368,213	413,061	**444,127**
Average full-time equivalent employees	223,335	242,980	242,980	273,024	318,283	**345,737**
UK retail statistics						
Number of stores	1,878	1,780	1,780	1,898	1,988	**2,115**[17]
Total sales area – 000 sq ft[11]	23,291	24,207	24,207	25,919	27,785	**29,549**[17]
Average store size (sales area – sq ft)[12]	30,890	31,677	31,677	32,816	34,209	**35,055**[17]
Average full-time equivalent employees	152,408	163,006	163,006	175,459	184,461	**193,917**
UK retail productivity (£)						
Revenue per employee[13]	162,459	166,534	166,534	170,923	177,084	**179,840**
Profit per employee[13]	9,750	10,220	9,564	10,190	11,292	**10,814**[18]
Weekly sales per sq ft[14]	22.48	23.89	23.89	25.06	25.48	**25.43**

6 Market capitalisation plus net debt.
7 Basic and diluted earnings per share are on a continuing operations basis.
8 Dividend per share relating to the interim and proposed final dividend.
9 Profit before tax divided by average shareholders' funds.
10 The numerator is profit before interest, less tax. The denominator is the calculated average of net assets plus net debt plus dividend creditor less net assets held for sale.
11 Store sizes exclude lobby and restaurant areas.
12 Average store size excludes Express and One Stop stores.
13 Based on average number of full-time equivalent employees in the UK, revenue exclusive of VAT and operating profit.
14 Based on weighted average sales area and sales excluding property development.
15 Excludes one-off gain from 'Pensions A-Day', with this one-off gain ROCE was 13.6%.
16 Using a 'normalised' tax rate before start-up costs in the US and Tesco Direct and excluding the impact of foreign exchange in equity and our acquisition of a majority share of Dobbies.
17 Excluding stores in the US and Dobbies.
18 Excluding start-up costs in the US and Tesco Direct and adjusting average number of full-time equivalent employees in the UK to exclude US and Tesco Direct employees - profit per employee would be £11,317.

Tesco PLC – Parent Company balance sheet

	notes	2008 £m	Restated* 2007 £m
Non-current assets			
Investments in subsidiaries and joint ventures	5	**9,551**	8,306
Derivative financial instruments		**216**	–
		9,767	8,306
Current assets			
Derivative financial instruments	10	**76**	108
Debtors	6	**6,046**	5,219
Current asset investments	7	**491**	3
		6,613	5,330
Creditors – amounts falling due within one year			
Borrowings	9	**(1,114)**	(823)
Derivative financial instruments	10	**(413)**	(64)
Other creditors	8	**(2,037)**	(2,510)
		(3,564)	(3,397)
Net current assets		**3,049**	1,933
Total assets less current liabilities		**12,816**	10,239
Creditors – amounts falling due after more than one year			
Borrowings	9	**(5,645)**	(3,970)
Derivative financial instruments	10	**(86)**	(116)
		(5,731)	(4,086)
Net assets		**7,085**	6,153
Capital and reserves			
Called up share capital	13	**393**	397
Share premium account	14	**4,511**	4,376
Profit and loss reserve	14	**2,181**	1,380
Total equity		**7,085**	6,153

* The balance sheet at 24 February 2007 has been restated. See note 1 – Accounting policies.

Accounting policies and notes forming part of these financial statements are on pages 99 to 107.

Sir Terry Leahy
Andrew Higginson

Directors
The Parent Company financial statements on pages 98 to 107 were authorised for issue by the Directors on 28 April 2008 and are subject to the approval of the shareholders at the Annual General Meeting on 27 June 2008.

Notes to the Parent Company financial statements

Note 1 Accounting policies

Basis of preparation
These financial statements have been prepared under UK GAAP using the historical cost convention modified for the revaluation of certain financial instruments and in accordance with applicable accounting standards and the Companies Acts 1985 and 2006 as applicable.

A summary of the Company's significant accounting policies are set out below.

Exemptions
The Directors have taken advantage of the exemption available under Section 230 of the Companies Act 1985 and not presented a Profit and Loss Account for the Company alone.

The Company has taken advantage of the FRS 29 'Financial Instruments: Disclosures' exemption and has not provided derivative financial instrument disclosures for the company alone.

The Company has also taken advantage of the exemption from preparing a cash flow statement under the terms of FRS 1 'Cash Flow Statement'. The cash flows of the Company are included in the Tesco PLC Group financial statements.

The Company is also exempt under the terms of FRS 8 'Related Parties' from disclosing related party transactions with entities that are part of the Tesco PLC Group.

Recent accounting developments
UITF 44 'Group and treasury share transactions' (effective for periods beginning on or after 1 March 2007) addresses how to account for share-based payments in individual financial statements of each entity in Group situations.

Following the issue of this guidance we have reviewed our accounting treatment of share-based payments in Tesco PLC and subsidiary companies. Our new accounting treatment results in a Balance Sheet reclassification between intercompany balances, investments and retained earnings, and we have restated our prior year comparatives to apply this treatment as if it had always existed. The impact of this reclassification was to reduce amounts owed by subsidiary undertakings by £295m, decrease investments in subsidiaries by £67m and to decrease retained earnings by £362m.

There is no impact on the Company's Profit and Loss Account for the current and prior years nor on the Company's consolidated Group Income Statement and Group Balance Sheet.

FRS 29 'Financial Instruments: Disclosures' and amendments to IAS 1 'Presentation of Financial Statements – Capital Disclosures' were issued in August 2005 and are effective for accounting periods beginning on or after 1 January 2007. These amendments revise and enhance previous disclosures required by FRS 25 'Financial Instruments: Disclosures' and FRS 13 'Derivatives and other financial instruments: Disclosures'. The adoption of FRS 29 will have no impact upon the results or net assets of the Company.

Money market deposits
Money market deposits are stated at cost. All income from these investments is included in the Profit and Loss Account as interest receivable and similar income.

Investments in subsidiaries and joint ventures
Investments in subsidiaries and joint ventures are stated at cost less, where appropriate, provisions for impairment.

Foreign currencies
Assets and liabilities in foreign currencies are translated into Pounds Sterling at the financial year end exchange rates.

Share-based payments
Employees of the Company receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions) or in exchange for entitlements to cash payments based on the value of the shares (cash-settled transactions).

The fair value of employee share option plans is calculated at the grant date using the Black-Scholes model. In accordance with FRS 20 'Share-based payment' the resulting cost is charged to the Profit and Loss Account over the vesting period. The value of the charge is adjusted to reflect expected and actual levels of vesting.

Where the Company awards options to employees of subsidiary entities, this is treated as a capital contribution.

Financial instruments
Financial assets and financial liabilities are recognised on the Company's Balance Sheet when the Company becomes a party to the contractual provisions of the instrument.

Debtors
Debtors are non interest-bearing and are recognised initially at fair value, and subsequently at amortised cost using the effective interest rate method, reduced by appropriate allowances for estimated irrecoverable amounts.

Current asset investments
Investments are classified as either held for trading or available-for-sale, and are measured at subsequent reporting dates at fair value. For held for trading, gains and losses arising from changes in fair value are recognised in the Profit and Loss Account. Gains and losses arising from changes in fair value for available-for-sale investments are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net result for the period.

Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that gives a residual interest in the assets of the Company after deducting all of its liabilities.

Interest-bearing borrowings
Interest-bearing bank loans and overdrafts are initially recorded at the value of the amount received, net of attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the Profit and Loss Account over the period of the borrowings on an effective interest basis.

Creditors
Creditors are non interest-bearing and are stated at amortised cost.

Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investment activities. The Company does not hold or issue derivative financial instruments for trading purposes, however if derivatives do not qualify for hedge accounting they are accounted for as such.

Derivative financial instruments are recognised and stated at fair value. The fair value of derivative financial instruments is determined by reference to market values for similar financial instruments, or by discounted cash flows or by the use of option valuation models. Where derivatives do not qualify for hedge accounting, any gains or losses on remeasurement are immediately recognised in the Profit and Loss Account. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge relationship and the item being hedged.

In order to qualify for hedge accounting, the Company is required to document from inception the relationship between the item being hedged and the hedging instrument. The Company is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is performed at each period end to ensure that the hedge remains highly effective.

Financial instruments with maturity dates of more than one year from the Balance Sheet date are disclosed as falling due after more than one year.

Fair value hedging

Derivative financial instruments are classified as fair value hedges when they hedge the Company's exposure to changes in the fair value of a recognised asset or liability. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Profit and Loss Account, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

Derivative financial instruments qualifying for fair value hedge accounting are principally interest rate swaps (including cross-currency swaps).

Cash flow hedging

Derivative financial instruments are classified as cash flow hedges when they hedge the Company's exposure to variability in cash flows that are either attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecasted transaction.

The effective element of any gain or loss from remeasuring the derivative instrument is recognised directly in equity.

The associated cumulative gain or loss is removed from equity and recognised in the Profit and Loss Account in the same period or periods during which the hedged transaction affects the Profit and Loss Account. The classification of the effective portion when recognised in the Profit and Loss Account is the same as the classification of the hedged transaction. Any element of the remeasurement of the derivative instrument which does not meet the criteria for an effective hedge is recognised immediately in the Profit and Loss Account.

Derivative instruments qualifying for cash flow hedging are principally forward foreign exchange transactions and currency options.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the Profit and Loss Account.

Net investment hedging

Derivative financial instruments are classified as net investment hedges when they hedge the Company's net investment in an overseas operation. The effective element of any foreign exchange gain or loss from remeasuring the derivative instrument is recognised directly in equity. Any ineffective element is recognised immediately in the Profit and Loss Account. Gains and losses accumulated in equity are included in the Profit and Loss Account when the foreign operation is disposed of.

Derivative instruments qualifying for net investment hedging are principally forward foreign exchange transactions and currency options.

Pensions

The Company participates in the Tesco PLC Pension Scheme which is a multi-employer scheme within the Tesco Group and cannot identify its share of the underlying assets and liabilities of the scheme. Accordingly, as permitted by FRS 17 'Retirement Benefits', the Company has accounted for the scheme as a defined contribution scheme, and the charge for the period is based upon the cash contributions payable.

Taxation

Corporation tax payable is provided on the taxable profit for the year, using tax rates enacted or substantively enacted by the Balance Sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the Balance Sheet date and would give rise to an obligation to pay more or less taxation in the future.

Deferred tax assets are recognised to the extent that they are recoverable. They are regarded as recoverable to the extent that on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which the timing differences reverse, based on tax rates and laws that have been substantively enacted by the Balance Sheet date.

Note 2 Auditor remuneration

	2008 £m	2007 £m
Fees payable to the Company's auditor for the audit of the Parent Company and Group financial statements	**0.6**	0.6

Note 3 Employment costs, including Directors' remuneration

	2008 £m	2007 £m
Wages and salaries	**12**	13
Social security costs	**6**	10
Pension costs	**1**	1
Share-based payment expense	**20**	19
	39	43

The average number of employees (all Directors of the Company) during the year was: 15 (2007 – 15).

The Schedule VI requirements for Directors' Remuneration are included within the Directors' Remuneration Report on pages 25 to 38.

Note 4 Dividends

For details of equity dividends see note 8 in the Group financial statements.

Note 5 Fixed asset investments

	Shares in Group undertakings £m	Shares in joint ventures £m	Total £m
Cost			
As at 24 February 2007 – restated*	8,362	162	8,524
Additions	1,250	–	1,250
As at 23 February 2008	9,612	162	9,774
Impairment			
As at 24 February 2007	218	–	218
Provision for impairment	5	–	5
As at 23 February 2008	223	–	223
Net carrying value			
As at 23 February 2008	9,389	162	9,551
As at 24 February 2007 – restated*	8,144	162	8,306

* The prior period has been restated – see note 1 – Accounting policies.

For a list of the Company's principal operating subsidiary undertakings and joint ventures see note 13 in the Group financial statements.

The impairment charge for the year primarily relates to the revaluation of the Company's listed fixed asset investments to fair value based on quoted market prices at the Balance Sheet date (see note 14 of the Group financial statements).

Note 6 Debtors

	2008 £m	Restated* 2007 £m
Amounts owed by Group undertakings	**5,803**	5,042
Amounts owed by joint ventures and associates[(a)]	**171**	135
Other debtors	**60**	13
Deferred tax asset[(b)]	**12**	29
Total	**6,046**	5,219

* The prior period has been restated – see note 1 – Accounting policies.

(a) The amounts due from joint ventures and associates of £171m (2007 – £135m) are due after more than one year.
(b) The deferred tax asset recognised by the Company, and the movements thereon, during the year are as follows:

	Share-based payments £m	FRS 25 and FRS 26 £m	Other timing differences £m	Total £m
At 24 February 2007	3	22	4	29
Charge to profit and loss account for the year	(3)	(9)	(5)	(17)
At 23 February 2008	–	13	(1)	12

Note 7 Current asset investments

	2008 £m	2007 £m
Bonds and deposits	**491**	3

Note 8 Other creditors

	2008 £m	2007 £m
Amounts falling due within one year:		
Corporation tax	**–**	125
Other tax and social security	**1**	1
Amounts owed to Group undertakings	**1,725**	2,163
Other liabilities	**304**	214
Accruals and deferred income	**7**	7
	2,037	2,510

Note 9 Borrowings

	Par value	Maturity year	2008 £m	2007 £m
Bank loans and overdrafts	–	2008	**538**	357
Loan from joint venture	–	2008	**10**	10
7.5% MTN	£258m	2007	**–**	268
6% MTN	£125m	2008	**130**	130
5.25% MTN	€500m	2008	**392**	352
5.125% MTN	£192m	2009	**191**	190
6.625% MTN	£150m	2010	**153**	153
4.75% MTN	€750m	2010	**592**	525
3.875% MTN	€500m	2011	**387**	340
4% RPI MTN[(a)]	£238m	2016	**254**	244
5.5% USD Bond	$850m	2017	**455**	–
5.5% MTN	£350m	2019	**350**	349
5% MTN[(b)]	£415m	2023	**417**	361
3.322% LPI MTN[(c)]	£241m	2025	**255**	243
6% MTN	£200m	2029	**194**	198
5.5% MTN	£200m	2033	**192**	197
1.982% RPI MTN[(d)]	£204m	2036	**212**	206
6.15% USD Bond	$1,150m	2037	**604**	–
5% MTN	£300m	2042	**305**	306
5.125% MTN	€600m	2047	**451**	–
5.2% MTN	£500m	2057	**499**	–
Other MTNs	–	–	**178**	364
			6,759	4,793

(a) The 4% RPI MTNs is redeemable at par, indexed for increases in the Retail Price Index (RPI) over the life of the MTN.
(b) An additional bond issue increased the principal of this MTN from £350m to £415m during the year.
(c) The 3.322% LPI MTN is redeemable at par, indexed for increases in the Retail Price Index over the life of the MTN. The maximum indexation of the principal in any one year is 5%, with a minimum of 0%.
(d) The 1.982% RPI MTN is redeemable at par, indexed for increases in the RPI over the life of the MTN.

	2008 £m	2007 £m
Repayment analysis:		
Amounts falling due within one year	**1,114**	823
	1,114	823
Amounts falling due after more than one year:		
Amounts falling due between one and two years	**277**	524
Amounts falling due between two and five years	**1,166**	1,327
Amounts falling due after more than five years	**4,202**	2,119
	5,645	3,970
	6,759	4,793

Note 10 Derivative financial instruments

The fair value of derivative financial instruments has been disclosed in the Company's Balance Sheet as:

	2008 Asset £m	2008 Liability £m	2007 Asset £m	2007 Liability £m
Current	**76**	**(413)**	108	(64)
Non-current	**216**	**(86)**	–	(116)
Total	**292**	**(499)**	108	(180)

	2008 Asset Fair value £m	2008 Asset Notional £m	2008 Liability Fair value £m	2008 Liability Notional £m	2007 Asset Fair value £m	2007 Asset Notional £m	2007 Liability Fair value £m	2007 Liability Notional £m
Fair value hedges								
Interest rate swaps and similar instruments	**2**	**125**	**(80)**	**657**	7	267	(69)	717
Cross currency swaps	**252**	**2,788**	**–**	**–**	–	–	(45)	1,174
Cash flow hedges								
Interest rate swaps and similar instruments	**–**	**–**	**–**	**–**	–	–	(9)	988
Forward foreign currency contracts	**–**	**–**	**–**	**–**	2	73	(25)	691
Net investment hedges								
Forward foreign currency contracts	**2**	**289**	**(218)**	**2,328**	65	3,053	(8)	1,292
Derivatives not in a formal hedge relationship								
Interest rate swaps and similar instruments	**5**	**3,638**	**(2)**	**189**	5	1,570	(1)	230
Cross currency swaps	**–**	**–**	**(2)**	**204**	–	–	–	–
Forward foreign currency contracts	**31**	**1,589**	**(197)**	**2,625**	29	1,236	(23)	687
Total	**292**	**8,429**	**(499)**	**6,003**	108	6,199	(180)	5,779

Note 11 Share-based payments

Tesco PLC's equity-settled share-based payment schemes comprise various share schemes designed to reward Executive Directors. For further information on these schemes, including the valuation models and assumptions used, see note 23 to the Group financial statements.

a) Share option schemes
The number of options and weighted average exercise price (WAEP) of share option schemes relating to Tesco PLC employees are:

For the year ended 23 February 2008

	Savings-related share option scheme Options	Savings-related share option scheme WAEP	Approved share option scheme Options	Approved share option scheme WAEP	Unapproved share option scheme Options	Unapproved share option scheme WAEP	Nil cost share options Options	Nil cost share options WAEP
Outstanding at 24 February 2007	42,249	223.23	53,381	280.99	11,300,347	270.90	5,810,007	0.00
Granted	5,733	410.00	–	–	1,888,688	473.75	5,113,574	0.00
Exercised	(10,330)	159.00	–	–	(997,056)	253.25	(85,343)	0.00
Outstanding at 23 February 2008	37,652	269.29	53,381	280.99	12,191,979	303.75	10,838,238	0.00
Exercisable as at 23 February 2008	–	–	15,189	197.50	5,233,393	230.71	–	–
Exercise price range (pence)	–	–	–	197.50	–	164.00 to 259.00	–	–
Weighted average remaining contractual life (years)	–	–	–	5.16	–	4.33	–	–

Note 11 Share-based payments continued

For the year ended 24 February 2007

	Savings-related share option scheme		Approved share option scheme		Unapproved share option scheme		Nil cost share options	
	Options	WAEP	Options	WAEP	Options	WAEP	Options	WAEP
Outstanding at 25 February 2006	42,474	203.95	43,965	272.93	12,068,027	245.83	3,459,458	0.00
Granted	7,462	307.00	9,416	318.60	2,664,782	318.60	2,350,549	0.00
Exercised	(7,687)	198.00	–	0.00	(3,432,462)	219.84	–	–
Outstanding at 24 February 2007	42,249	223.23	53,381	280.99	11,300,347	270.90	5,810,007	0.00
Exercisable as at 24 February 2007	–	–	15,189	197.50	3,726,996	221.60	–	–
Exercise price range (pence)	–	–	–	197.50	–	164.00 to 259.00	–	–
Weighted average remaining contractual life (years)	–	–	–	6.16	–	4.58	–	–

b) Share bonus schemes
The number and weighted average fair value (WAFV) of share bonuses awarded during the period relating to Tesco PLC employees are:

	2008		2007	
	Shares number	**WAFV pence**	Shares number	WAFV pence
Shares in Success	**4,464**	**470.45**	6,570	319.65
Executive Incentive Scheme	**176,135**	**401.90**	–	–
Performance Share Plan	**160,030**	**471.10**	204,444	346.25
US Long-term Incentive Plan	**2,000,000**	**471.10**	–	–

Note 12 Pensions

The total cost of the pension scheme to the Group was £414m (2007 – £167m). Further disclosure relating to the Tesco PLC Pension Scheme can be found in note 24 of the Group financial statements.

Note 13 Called up share capital

	2008		2007	
	Ordinary shares of 5p each		Ordinary shares of 5p each	
	Number	£m	Number	£m
Authorised:				
At beginning of year	**10,858,000,000**	**543**	10,700,000,000	535
Authorised during the year	–	–	158,000,000	8
At end of year	**10,858,000,000**	**543**	10,858,000,000	543
Allotted, called up and fully paid:				
At beginning of year	**7,947,349,558**	**397**	7,894,476,917	395
Scrip dividend election	–	–	75,205,082	3
Share options	**65,432,552**	**3**	75,994,892	4
Share buy-back	**(149,283,327)**	**(7)**	(98,327,333)	(5)
At end of year	**7,863,498,783**	**393**	7,947,349,558	397

During the financial year, 65 million (2007 – 151 million) shares of 5p each were issued for aggregate consideration of £138m (2007 – £395m), which comprised £nil (2007 – £239m) for scrip dividend and £138m (2007 – £156m) for share options.

During the year, the Company purchased and subsequently cancelled 149,283,327 (2007 – 98,327,333) shares of 5p each, representing 2% (2007 – 1%) of the called up share capital, at an average price of £4.38 (2007 – £3.89) per share. The total consideration, including expenses, was £657m (2007 – £385m). The excess of the consideration over the nominal value has been charged to retained earnings.

Between 24 February 2008 and 28 April 2008, options over 4,690,928 ordinary shares have been exercised under the terms of the savings-related share option scheme (1981) and the Irish savings-related option scheme (2000). Between 24 February 2008 and 28 April 2008, options over 4,048,526 ordinary shares have been exercised under the terms of the executive share option schemes (1994 and 1996) and the discretionary share option plan (2004).

As at 23 February 2008, the Directors were authorised to purchase up to a maximum in aggregate of 793.4 million (2007 – 790.5 million) ordinary shares.

The holders of ordinary shares are entitled to received dividends as declared from time to time and are entitled to one vote per share at the meetings of the Company.

Share buy-back liability
Insider trading rules prevent the Group from buying back the Company shares in the market during specified close periods (including the period between the year end and the annual results announcement). However, if an irrevocable agreement is signed between the Company and a third party, they can continue to buy back shares on behalf of the Company. Three such arrangements were in place at the year end and in accordance with FRS 25, the Company has recognised a financial liability equal to the estimated value of the shares purchasable under these agreements. A liability of £100m (2007 – £90m) has been recognised within other creditors for this amount.

Capital redemption reserve
Upon cancellation of the shares purchased as part of the share buy-back, a capital redemption reserve is created representing the nominal value of the shares cancelled. This is a non-distributable reserve.

Note 14 Reserves

	2008 £m	Restated* 2007 £m
Share premium account		
At the start of the year	**4,376**	3,988
Premium on issue of shares less costs	**135**	152
Scrip dividend election	**–**	236
At the end of the year	**4,511**	4,376

	2008 £m	Restated* 2007 £m
Profit and loss reserve		
At the start of the year	**1,380**	1,764
Prior year restatement for share-based payments	**–**	(237)
At the start of the year restated*	**1,380**	1,527
Share-based payment	**199**	185
Purchase of treasury shares	**(118)**	(105)
Dividend	**(792)**	(706)
Decrease in fair value of available-for-sale financial assets	**(4)**	(1)
Share buy-back	**(665)**	(475)
Share buy-back – capital redemption	**7**	5
Gains/(losses) on cash flow hedges	**24**	(38)
Profit after tax for the year	**2,150**	988
At the end of the year	**2,181**	1,380

* The prior period has been restated – see note 1 – Accounting policies.

Independent auditors' report to the members of Tesco PLC

We have audited the parent company financial statements of Tesco PLC for the year ended 23 February 2008 which comprise the Balance Sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the Group financial statements of Tesco PLC for the year ended 23 February 2008.

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the parent company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the parent company financial statements.

In addition we report to you if, in our opinion, the parent company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Financial highlights, the Chief Executive's statement, the Directors' report, the Corporate Governance statement, the unaudited part of the Directors' Remuneration Report and the Five Year Record. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the parent company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

> the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 23 February 2008;

> the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and

> the information given in the Directors' Report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London 28 April 2008

Delamare Road
Cheshunt
Hertfordshire EN8 9SL

FSC Recycled
Supporting responsible use of forest resources
www.fsc.org Cert no. TT-COC-2142
© 1996 Forest Stewardship Council

100%

The use of the FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council.

Printed on 100% recycled paper with FSC certification. All pulps are Elemental Chlorine Free (ECF) and the manufacturing mill is accredited with the ISO 14001 standard for environmental management.

Printed by CTD using an alcohol-free process. The printing inks are made with non-hazardous vegetable oil from renewable sources. Over 90% of solvents and developers are recycled for further use and recycling initiatives are in place for all other waste associated with this production. CTD are FSC and ISO 14001 certified with strict procedures in place to safeguard the environment through all processes.

Designed and produced by 35 Communications.

◀ Cover: Kana and son
Tesco Express, Tokyo, Japan

▶ Back Cover: Norman
Fresh & Easy, Compton, California, USA

How to find out more online
Every year, more and more information is available for our shareholders, staff and customers.

www.tesco.com/annualreport08


Every Little Helps
www.tesco.com/annualreport08
fresh & easy
Neighborhood Market



More than the weekly shop

Annual Review and Summary Financial Statement 2008



TESCO

How to find out more online
Every year, more and more information is available for our shareholders, staff and customers.

www.tesco.com/annualreview08

Most people know something about Tesco. After all, we are the UK's largest grocer and we've been serving customers for the best part of a century. What you might not know, is that Tesco is also the world's third largest grocery retailer with operations in 12 international markets, employing over 440,000 people and serving millions of customers every week.

We're not simply about providing great quality food at affordable prices.

We provide more choice than ever to more customers, whether it's through our expanding international operations, innovative retailing services or our growing non-food offer. It doesn't matter how people choose to shop with us or what they choose to buy, our core purpose remains the same – to create value for customers to earn their lifetime loyalty.

We are also playing our part in tackling some of the social and environmental challenges we all face by putting community at the heart of what we do.

From carrots to computers, from banking to broadband, from Shanghai to San Diego. We are...

...more than the weekly shop

This has been another exciting year for Tesco. There have been some big developments – such as entry into the US – but there have also been many small improvements that, added together, mean our offer for customers is better than ever. We're playing a more active role in the communities we serve, more of our people are being developed and our shareholders continue to benefit from our success.

It's the many small improvements that are behind our Every Little Helps philosophy. Whether it's helping our customers to spend less, trying to ensure that they don't queue at the checkouts or making sure that they can buy that extra product they've been looking for, Every Little Helps can become a great deal when everyone pulls in the same direction.

£51.8bn

Group sales

3,728

Stores worldwide

No. 3

Third largest grocery retailer in the world

13

Markets

440,000+

People worldwide


Scotland (116)
Northern Ireland (41)
Wales (80)
England (1,878)

> 2,115 stores
> 280,373 staff

In the UK, Tesco coped well with unseasonal summer weather, recovering competitors and a deteriorating non-food market, particularly in the second half, to deliver solid progress in the year by investing in improving the shopping trip for customers. UK sales grew by 6.7% in the year to £37.9 billion. Both customer numbers and spend per visit increased.


Republic of Ireland (100)
Czech Republic (96)
Poland (301)
Slovakia (60)
Hungary (123)
Turkey (66)

Key highlights
> 746 stores
> 83,705 staff

In Central Europe we are emerging from a long period of economic instability and intense competition as one of the clear winners across the region. The prospects for improving returns, as we continue to build our market positions, and benefit from increased scale, regional economies and improved infrastructure, have never been better.

Asia (stores)


Japan (125)
South Korea (137)
China (56)
Thailand (476)
Malaysia (20)

Key highlights
> 814 stores
> 77,554 staff

We have delivered a very strong performance in Asia, despite retail markets in our two largest countries – South Korea and Thailand – remaining subdued. We are now market leader in Malaysia, just seven years after we entered the country and we are accelerating growth and investment in China now that we have full management control of our business there.


Nevada (11)
Southern California (28)
Arizona (14)

Key highlights
> 53 stores
> 669 staff

We are very encouraged by the start Fresh & Easy has made. The first stores opened only in November and we now have over 50 trading. The early response of customers to our offer has surpassed our expectations – with our research regularly confirming that they like the quality and freshness of our ranges, as well as the prices and the convenient locations of the stores.

Financial highlights

Growth on 2007

11.1%
Group sales (including VAT)

5.7%
Group profit before tax
(15.3% growth excluding last year's exceptional items; principally the Pensions A-Day credit)

14.2%
Diluted earnings per share

11.8%
Underlying Group profit before tax

20.8%
Underlying diluted earnings per share*

13.1%
Dividend per share

	2008	**2007**
Group sales (£m) (including value added tax)	**51,773**	46,611
Group revenue (£m) (excluding value added tax)	**47,298**	42,641
Underlying Group profit before tax (£m)†	**2,846**	2,545
Group profit before tax (£m)	**2,803**	2,653
Underlying diluted earnings per share (p)	**27.02**	22.36
Diluted earnings per share (p)	**26.61**	23.31
Dividend per share (p)	**10.90**	9.64
Group enterprise value (£m) (market capitalisation plus net debt)	**37,656**	40,469
Return on capital employed	**12.9%§**	12.6%

* 13.1% growth on a normalised 28.9% tax rate.
† Adjusted for IAS 32, IAS 39, the net difference between the IAS 19 Income Statement charge and 'normal' cash contributions for pensions and IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods. In 2007 an adjustment was also made for Pensions adjustment – Finance Act 2006 and impairment of the Gerrards Cross site.
§ Using a 'normalised' tax rate before start-up costs in the US and Tesco Direct, and excludes the impact of foreign exchange in equity and our acquisition of a majority share of Dobbies.
‡ Including the one-off gain from Pensions A-Day, ROCE in 2007 was 13.6%.

A successful year

I am pleased to report that in spite of some challenging market conditions we have once again delivered a strong set of results.

Sales have increased by 11.1% to £51.8 billion, Group profit before ax is up by 5.7% or by 15.3% if you exclude last year's exceptionals – nainly the Pensions A-Day credit. Underlying profit has grown by 11.8% o £2,846 million. Underlying diluted earnings per share is up 13.1% using a normal tax rate, and the full-year dividend is also up 13.1%.

These results demonstrate the real strength and diversity of the Group and reaffirm our broad long-term strategy for growth set out just over a decade ago.

nternational is now a powerful driver of growth for the Group. This year our overseas business delivered very strong increases in sales and profit of 25.3% and 24.3% respectively. Our growth will continue as we begin o lay the foundations for our long-term international expansion through our entry into the new major markets of China and more recently the United States.

UK sales are up 6.7% and trading profits grew by 7.1% – after start-up costs in the US and on Tesco Direct – to £2,050 million, helped by a solid margin performance.

Group non-food sales rose 12% to £11.8 billion and non-food remains an important contributor to our growth. We are particularly pleased with the progress of Tesco Direct which has performed ahead of plan during its first full year of operation.



It's also been a good year for retailing services, with growing customer numbers and improving profits. Tesco Personal Finance this year celebrates its tenth anniversary, Telecoms is growing well, with Tesco Mobile alone attracting a quarter of a million new customers this year and breaking through to profitability. Dotcom has again delivered excellent growth in sales and profit.

The introduction of Community to our strategy earlier this year has further focused our efforts on tackling important social and environmental challenges, ensuring that they are considered in our strategic decision-making.

Following the introduction of the Community Plan in 2006, I'm pleased to say that we now have plans in nine countries, bringing together a range of community, environmental and health projects, tailored to local market needs, and the remaining three will be starting soon.

In 2007, we continued our roll out of front of pack nutritional labelling across the Group, including Turkey, South Korea, China and Poland, where over a third of our own-brand products are now labelled. In the UK, we are still the only supermarket where all relevant products carry the labels – over 7,000 Tesco lines and nearer 20,000 when manufacturers' brands using them are included.

I'm also pleased to report that in the UK we have broken our 'charity of the year' record, raising more than double our ambitious target with £4.4 million being donated to the British Red Cross.

Over the last few decades we have become skilled retail property developers, building a valuable property portfolio that powerfully underpins the business. Our programme of releasing value from property is on track and proceeds will be used to fund our business expansion and ongoing share buy-back.

The Tesco team is now over 440,000 strong. It's a big team, but we're united by a common purpose – to create value for customers to earn their lifetime loyalty. This year the team has worked harder than ever to deliver an even better shopping trip for customers and our latest staff Viewpoint results show that morale is strong. I would like to thank all our people for their hard work which I know will continue in the year ahead.

I'm delighted that their efforts have recently been recognised with Tesco winning Retailer of the Year at the World Retail Awards in Barcelona.

David Reid
Non-Executive Chairman


TESCO

Our strategy

Core UK

The UK is our biggest market and the core of our business. We aim to provide all our customers with excellent value and choice. This year recovering competitors and cautious consumers have made growth harder to come by, but with strong productivity, mix and margin control, we delivered good results.

Non-Food

Our aim is to be as strong in non-food as in food. This means offering the same great quality, range, price and service for our customers as we do in our food business. Our Group non-food sales have grown by 12% to £11.8 billion this year, accounting for 23% of our total sales.

Every little helps

Community

We added Community as the fifth part to our strategy this year. As modern economies may have to operate on about a fifth of the carbon they do today, we believe in the future it may not be a choice to be green, but that we can't grow unless we're green.

Retailing Services

Tesco has followed its customers into the growing world of retailing services, aiming to bring simplicity and value to complex markets. Services have performed well this year, with sales in our online businesses up over 30%, Tesco Mobile moving into profitability and Tesco Personal Finance getting back to a faster rate of growth.

International

Tesco is an international retailer and wherever we operate we focus on giving local customers what they want. Our overseas business has had an excellent year, contributing over half of the growth in Group profit in the year.

◀ **Chief Executive Terry Leahy** with Jackie B, Andy and Jackie M at the Tesco Extra in Cheshunt, UK

Strong growth across the Group

The breadth of the Group and the strength of our business model have enabled Tesco to deliver another year of double-digit sales, profit and earnings per share growth.

These results demonstrate that Tesco has again made strong progress. Sales, profits and returns have grown well, the growth has been broadly based and we are delivering on our commitments to shareholders.

I believe these numbers also clearly show that our new businesses are coming of age, after years of patient investment. I am pleased about that because the breadth this gives the Group, combined with the strength of our business model, means that we are able to cope well with changing market conditions and at the same time make the necessary investment in our future growth – in the United States, China and Tesco Direct.

International is an important part of this. It now makes more than £700 million of trading profit, which is about the same as the whole of Tesco did a decade ago, and it contributed over half of the growth in Group trading profit in the year. We have built a new Tesco in the last ten years, serving markets with hundreds of millions of customers – and I believe its growth prospects are even better than the original's were back then.

We saw excellent progress across the international business. Sales and profits grew well, returns rose again but the most striking improvements came in the strengthening positions we have in our chosen markets.

76m

square feet of selling space

We plan to open over 11.5 million square feet of new Group space in the coming year, 80% of it outside of the UK.


Republic of Ireland
Poland
UK
USA
Slovakia
Czech Republic
Hungary
Turkey
China
South Korea
Japan
Malaysia
Thailand

We added over six and a half million square feet of new selling space overseas in the year – over three times as much as in the UK. Our focus on combining this organic growth with selective acquisitions is also delivering – in Poland, the Czech Republic and Malaysia – with more to come.

Our international business now has the scale, the competitiveness and the momentum it needs to be a key driver of our growth for the long-term – because our operations in most of these markets can be two, three or more times larger than they are today.

We have made solid progress in the UK. It hasn't been an easy year for our core business – recovering competitors and cautious consumers made sales growth harder to come by. But with strong productivity, mix and margin control, we delivered good results and after a slower end to the year, we have come into the new financial year on better form, trading ahead of the industry and a little ahead of our planned performance range.

I believe we are entering the kind of market conditions where Tesco's strengths stand out; where customers will be looking to us to help them cope with higher bills for mortgages and fuel as well as higher taxes. As always, our focus will therefore be on improving their shopping trip – whether it's in lower prices, shorter queues at checkouts or healthier products to feed the family. Customers recognise the improvements we are making.

Whilst we have seen pleasing progress in Non-Food, this has been against a background of more subdued consumer spending in some product categories. Nevertheless, sales grew faster than the core business, profitability was strong and we saw good market share gains. Our core general merchandise categories, which are less sensitive to the economic cycle, grew well and we saw robust growth in newer areas such as electricals, furniture and DIY, helped in part by an excellent first full year of trading in Tesco Direct, our online and catalogue non-food business.

Our Services businesses had another good year – again demonstrating the growing breadth of the Group – supported by our increasing strength as a leading internet retailer. Dotcom was on excellent form, with sales in our online business again up by over 30%. Tesco Telecoms performed well, driven by a very good performance in Tesco Mobile, our joint venture with O2, which moved into profit for the first time in the year.

Elsewhere in Services, Tesco Personal Finance (TPF), which celebrates its tenth anniversary this year, has got back to a faster rate of growth, driven by a strong sequence of new product launches and a 20% rise in online sales. TPF has also weathered a difficult financial services market well – with falling bad debts and credit card arrears. But for the impact of last year's floods on household insurance claims, we would have seen strong profit growth from TPF.

Our work with communities and the environment has also seen Tesco make encouraging progress. To make sure this work gets the right focus

60%+

of Group sales area is in International


488

We continue to support Cancer Research UK's Race for Life series, which saw 665,000 people taking part in the 5km runs, including over 21,000 Tesco staff. Over the last six years we have helped raise over £180 million.


SOFT WHITE
Helping you to protect the world's forests
FSC

All our own-brand face tissues, kitchen towel and toilet tissue are FSC certified.

nd priority in the business, we made an important change in 2007 by dding it to our four-part strategy for growth – so making Community he fifth element. As the first change of any kind to Tesco's strategy n more than a decade, this represents a very significant commitment. More detail about our initiatives in this area can be found elsewhere in his review, in our separate Corporate Responsibility Review and on our vebsite (www.tesco.com/crreview08).

We are making strides towards a revolution in green consumption by ncentivising the environmental option and making it affordable. We do not start from the position that it is a choice between growing or being green; that somehow we will give up a bit of potency in the focus of the business in pursuing these things. My strong belief is that this is not the case, and that being green will be a good way to grow and add value for shareholders whilst discharging our responsibilities to other stakeholders. That is why Tesco has taken a lead on these matters.

Some key milestones passed this year included the early achievement of our target to reduce the number of free carrier bags issued to UK customers by 25% in a little over 12 months – saving well over one billion bags, far more than any other retailer. We are on track to save two billion this year. We have also halved our energy use per square foot of selling space since 2000, two years ahead of target. We have invested £25 million in creating a Sustainable Consumption Institute at the University of Manchester, bringing together world-leading experts from various disciplines. The Institute will help lead the way to a low-carbon economy and society. We plan to begin a programme of carbon labelling of our products in the early weeks of the current year, using our experience of putting clear, useful information in front of customers to help them make informed decisions about the CO_2 implications of their product choices.

In summary:

> Tesco is about growth and we are confident of sustaining strong growth in the future;
> we do this by following the customer; as they change, we change
> and this means our growth is broadly based, as our new businesses come through to scale and profitability;
> it also means we can carry the costs of investing now in the new products and businesses which will drive our long-term growth
> at the same time we can deliver improving returns and tangible benefits for shareholders;
> we are meeting our responsibilities to other stakeholders by playing an innovative part in tackling some of the social and environmental challenges we all face;
> we have delivered strong results by making shopping better for customers; and
> Tesco is equipped to cope with changing market conditions and, whilst the current global economic background is a concern, we begin the new financial year with confidence.

Terry Leahy
Chief Executive

To view the full announcement visit:

www.tesco.com/annualreview08/presentations

Every Little Helps...

>> Case study: Our Steering Wheel

We operate a balanced scorecard approach to managing the business that is known within the Group as our Steering Wheel. This unites the Group's resources and in particular focuses the efforts of our staff around our customers, people, operations, finance and the community. Its prime focus is as a management tool for the Company so that there is appropriate balance in the trade-offs that need to be made all the time between the main levers of management – such as operations measures, financial measures or delivery of customer metrics. It therefore enables the business to be operated and monitored on a balanced basis with due regard to the needs of all stakeholders. For the owners of the business, it is simply based around the philosophy that if we look after customers well and operate efficiently and effectively, shareholders' interests will always be best served by the inevitable outputs of those – growth in sales, profits and returns. <<


CUSTOMER
COMMUNITY
OPERATIONS
PEOPLE
FINANCE
EARN LIFETIME LOYALTY
THE AISLES ARE CLEAR
I CAN GET WHAT I WANT
THE PRICES ARE GOOD
I DON'T QUEUE
THE STAFF ARE GREAT
GROW SALES
MAXIMISE PROFIT
MANAGE OUR INVESTMENT
BE RESPONSIBLE, FAIR AND HONEST
BE A GOOD NEIGHBOUR
NO-ONE TRIES HARDER FOR CUSTOMERS
TREAT PEOPLE HOW WE LIKE TO BE TREATED
Every little helps


FROSTED

Central Europe this year. This has enabled us to benefit from economies of scale which also means we can pass these benefits on to customers in the form of lower prices.

Hungarian sausages
Although we source many products centrally, because our customers in every country are different we also sell a range of products specific to each market.



Tej
BOCI
Étcsokoládé
Grześki
WAFEL
TECHNIKA
SARDINES IN OIL
Whipping cream
Jasmine
TESCO
Mandarins
TESCO
CHEESE TWISTS
TESCO
CHEESE TWISTS
Gulyásleves
Maggi

In all our stores we sell **a range of own-brand** and the most popular branded products.

Our scale helps keep prices low for customers and our skill means that there has been a great **improvement in the quality of our fresh produce.**

Many of our own-brand products are sold across all our stores in Central Europe. All the ingredients are listed in Polish, Hungarian, Czech and Slovakian. **Over 1,000** of these products were introduced in Hungary this year.

This year we have introduced a range of fresh ready meals to our stores, including pasta dishes and Chinese meals.

◀ Katalin and Evelin
Tesco hypermarket, Budapest, Hungary

Great people, strong teams...

There is a strong culture at Tesco underpinned by our values. These values are the way we have chosen to work and drive the way we do business wherever in the world we operate.

Our values

> No-one tries harder for customers

> Treat people how we like to be treated

By making sure that we live by the Tesco values all our people understand what our purpose is – to create value for customers to earn their lifetime loyalty. This means we work as one team – the Tesco team, with over 440,000 people united by a common purpose. For our customers it can come down to that one person in-store who shared a smile or helped them pack their shopping bags. Our people are all individuals playing their part in serving customers as best they can. That is why we have recently launched a new staff uniform in the UK, including new badges that say more than just a name. Staff have a choice across a range of over 55 items. The look is stylish, comfortable and practical to wear. By the end of the year the new uniform will be rolled out to over 60% of our stores and depots.

>> Case study: Community champions

Developing our people isn't just about making sure they have the right skills to do their job; it's also about making them feel good about working for Tesco. Our people know that we have an opportunity to play an active part in the communities we serve. That is why we are making sure they have time to provide visible and practical local support by extending the number of Community Champions in our UK stores. Introduced in 2007, our Community Champions can spend around half their time on community activity, usually with schools and local charities.

The trial in 22 stores up and down the country has proved successful in building relationships with communities and making a positive difference, and it has now been extended to 52 stores. Community Champions will also be appointed in four of our distribution centres this year. **<<**

Tesco is a better place to work than ever before. In the UK, our work on reducing absence rates means more people are at work more of the time. We reduced absence in stores by a further 5.5% last year and by 10.3% in depots, filling over 121,000 more shifts in stores and 31,200 more shifts in depots. This year has also seen our lowest ever labour turnover.

Listening

Every year all our people are also invited to take part in our staff Viewpoint survey giving them the opportunity to express their views on almost every aspect of their job. We use Viewpoint to make sure we are working on the right things for our people, just as we use feedback from customers and suppliers to improve our offer for them.

Right across the business, the results of the staff Viewpoint survey are analysed and used by the in-country Boards to target improvement. Specific examples this year include Hungary, where our staff felt we could do more to improve our in-store catering, Poland, where we were able to identify significant opportunities to improve the facilities in-store and at head offices, and in Thailand where communications programmes were overhauled as a direct result of feedback from staff through Viewpoint.

Viewpoint enables us to measure the pulse of our business from a staff perspective. Any movement in these measures year-on-year results in action.

As well as great staff, wherever in the world we operate, we know the key to providing a great shopping trip is listening and responding to customers and their changing lifestyles. Rather than developing products and services that we think customers want, we spend lots of time and effort asking them.

We've developed many ways of listening, from customer forums, to focus groups, accompanied shops, home visits and more, helping us to explore issues as they arise. We also use ongoing research trackers asking the same key questions regularly, to allow us to monitor performance over time.

In the UK this year we have asked over 300,000 customers for feedback, asking for their views on a range of issues, from how they feel about our staff to the layout of our stores and the part we play in their local community.

This feedback from customers influences virtually every decision we make within the business, from big decisions like developing new formats of stores to what products to stock, to the types of promotions we run and many new initiatives such as bag-less deliveries for our Dotcom business.


TESCO
Baharul
Customer Assistant
Here to help
Joined the Team in 2005


YOUR BENEFITS
peopleattesco.com

Through our incentive schemes, over 170,000 of our people have a personal stake in Tesco's future and in February this year two of our UK Save As You Earn share schemes matured, worth a record-breaking £175 million to our people.



of our employees in the US would recommend Fresh & Easy as a place to work

...helping to provide our customers with a better shopping trip than ever

When we started to develop our Fresh & Easy business in the US we applied the same philosophy of listening and responding, spending a considerable amount of time talking to potential customers. We needed to understand what they wanted in a grocery store, so we could get things right from the start. We went into people's homes and talked to them. We looked in their pantries and refrigerators, and went shopping with them. As a result, Fresh & Easy is a grocery store developed by Americans, for Americans.

Now that we are open, we've been asking for feedback to find out if our customers like the new stores and how we can improve. We've interviewed customers outside every store we've opened, as well as inviting feedback through our website and via comment cards. Customer reaction to the stores has been really positive and we'll use the feedback to refine our offer and deliver an even better shopping trip.

>> Case study: Clubcard

One of the tools we use to help us understand our customers' needs is our world-leading loyalty programme, Clubcard. Not only does it enable us to thank our customers for shopping with us, it also provides invaluable information about what our customers want and how their needs change.

This year we launched Clubcard in Malaysia and we already have over one million members. We also rolled out a similar member card scheme in China. Within the first six months the membership had grown to over 3.7 million customers and on average 5,000 new customers sign up every day.

In the next year we plan to launch versions of Clubcard in Thailand, Hungary, Turkey, Slovakia and the Czech Republic. **<<**

Every Little Helps promises

A few years ago we listened to customers when they told us the things that are most important to them. It helped us develop the Every Little Helps promises, and they are just as important today. These five promises to our customers reflect the simple things people care about when they go shopping:

> prices are good;
> I can get what I want;
> the aisles are clear;
> I don't queue; and
> the staff are great.

As well as making many small improvements in our stores, we remain focused on these five promises.

For example, our customers have told us that they are feeling the pinch, with many struggling to cope with higher mortgage costs and rising energy bills. In recognition of this, we have stepped up our efficiency saving programmes allowing us to invest heavily in price. Through cutting prices and special offers we have saved UK customers £400 million in less than three months.

We've also made great progress on delivering our One in Front promise. This year an extra 22.5 million customers did not have to queue thanks to the hard work and effort put in by stores and our extra investment in hours at the checkout. Our customers have recognised this improvement by saying that we lead the market for 'I Don't Queue'.

In addition, pre-sorted deliveries and updated warehouse plans have improved our replenishment process and availability, whilst ensuring that our aisles remain clear during busy periods.

What are Fresh & Easy customers saying?*

> "Fresh & Easy is an awesome store! I love the idea of small store (easy to find product), fresh and cheap. Being a college student I have a tight budget for groceries but Fresh & Easy fits in that budget! I love this store!"
> "Can't think of a single negative thing to say. You're definitely now our grocery store of choice."
> "This is the best market to EVER hit the US! I have visited the UK several times and have always envied their small fresh markets, and now I don't have to, thanks to Fresh & Easy!"
> "I have been searching for years to find a store that sold beautiful produce and healthy meals for my children. You are an answer to my prayers! I will now do my weekly shopping at your store."

* Comments taken from customer emails.




usa
38

Our stores in the US are 10,000 sq ft, with a range of 3,500 products – small enough to shop easily, but big enough to do a full shop. These products have been carefully selected and by simplifying our operations we reduce our costs to keep prices low for customers.

We have built our own kitchen facility alongside our distribution centre at Riverside, California. In the kitchen **we prepare our own range of fresh ready meals, sushi, sandwiches and salads,** all of which are delivered daily to our stores.

Our simple packaging lets the food speak for itself and customers can see the products.


fresh & easy
orange
MEDIUM GRADE AA

Our range is made up of **authentic products and national brands** as well as our own label so that every household can get what they want from their regular shopping, all at affordable prices.

Fresh & Easy empowers customers to make greener choices. We only sell energy-efficient light bulbs in our stores. We do not offer Styrofoam in our product range. We also offer a reusable plastic bag and canvas bags as alternatives for customers.

Our Fresh & Easy brand products contain **no artificial colours or flavours and no added trans fats.** We only use preservatives when absolutely necessary.

Our produce is packed date coded and delivered daily so our customers know it is fresh.

Fresh & Easy aims to source locally wherever possible. **Over 60% of our produce and poultry comes from California.**

◀ Angelique and Rykeis
Fresh & Easy, Compton, California, USA

Creating leaders...

It's a big task getting thousands of people to pull in the same direction. It takes strong leadership and that's why at Tesco we don't just have one leader, we have thousands of leaders.

We give our people the authority and support to do what's necessary to serve a customer or solve a problem and there's a lot of flexibility to bring the right mix of skills together to get the job done.

You could say that the business operates under a unified command – it's a flat structure, six levels from the checkout to the Board. In fact, many of our senior Directors started their careers on the shop floor.

Wherever in the world we operate, we believe our people should have the opportunity to get on and most of our management positions are filled internally. To help support the development of our people, it's important that we share our knowledge and have the right training in place to enable them to become leaders.

That's why we've developed a range of training programmes which are designed to equip our people with the skills they need to succeed. 'Options' – a tailored programme for our people who have been identified as having the potential to move to a bigger job – has this year helped us fill over 3,500 management positions in the UK. We now have our highest ever number of people on Options, both in the UK and across the international business.

We are also rolling out our leadership training across the international business and recently held a 'Leadership Train the Trainer' session in Kuala Lumpur. Trainers from China, Hong Kong, India, South Korea, Thailand and Malaysia were given training on our Academy Leadership programmes including Influencing, Personal Effectiveness, Delegation and Performance Management. Each trainer can now deliver these important skills in their own country in both English and their own language.

"Working alongside talented and driven people provides me great support and encouragement from senior sponsors and colleagues. Every decision we make has a tangible result. I really enjoy seeing goals achieved, which makes me feel that I can really contribute something to the biggest UK retailer and gives me great motivation."
Leon Sun, Chinese Graduate (Commercial)



>> Case study: Chinese Graduate Scheme
Our business in China is growing fast and we're committed to recruiting talented people to help the business develop. We now recruit Chinese graduates studying at UK universities who spend six to nine months training in the UK to learn about the Tesco Group processes and the 'Tesco Way' of doing things, before moving back to China to complete their 12-month fast-track scheme. The specially designed programme gives our graduates the specialist technical skills they need to excel, not to mention the Tesco leadership skills they'll need to succeed. Our first seven Chinese UK graduates, from the pilot programme, started working in Shanghai in July and ten newly recruited graduates are currently training in the UK business. **<<**

>> Case study: Foundation Degree Options Programme
This year we launched our brand new training scheme – the Foundation Degree Options Programme. Running alongside our in-store development programme, 'Options', this is the very first higher education qualification to be offered to our store staff. Aimed at line managers, the programme has been developed with the University of the Arts London and Manchester Metropolitan University to provide our staff with a broader knowledge of the retail sector. It is a vocational degree equivalent to the first two years of a Bachelor's Honours degree and the training includes intensive workshops and a specially developed online classroom facility. Upon completion the students will graduate with a Foundation Degree Award in Retailing (Tesco). **<<**

The strength of our leadership means we have achieved a lot in the past few years and we're proud of our success, but Tesco is really about ordinary people doing extraordinary things together.

1,000+

people in our UK stores are working towards apprenticeship qualifications





More than 30,000 new people joined the Tesco team this year, bringing the total to over 440,000.

...supported by a simple operating model to deliver a great shopping trip

A lot of hard work has gone on behind the scenes in the last four years to develop the Tesco Operating Model. Using our wealth of experience in the UK we have designed a common set of back-office and retail processes, systems and operating capabilities which we can develop once, and use many times across the countries where we trade and when we go into new markets.

By back-office processes we mean those things that are common to all retailers – listing products and suppliers, setting prices, ordering, distribution, keeping track of the finances and paying our people – areas which the customer never sees, but are important to keeping costs low and our operation lean and efficient.

Our Operating Model used to be called 'Tesco in a Box' because as we have grown and our international markets needed to build capability, they could basically put their hand into the box and pick the systems they needed rather than having to develop their own. The Operating Model has now been developed beyond these systems to include the processes behind them.

Most of the Model has now been implemented in Turkey, and the US has provided a great opportunity to build all the applications and integration together, rolling out the entire package of business processes and IT systems all at once for the first time. It will be rolled out to four countries next year, four the following year, and we expect to have most of the Group running on the Operating Model by 2010.

We have put every bit as much effort into defining our Operating Model as we have taking care of our customers and our people, and that means we can deliver a great shopping trip which is simple to operate and gets things right the first time.

>> Case study: The Hindustan Service Centre (HSC)
We now have almost three thousand people working in our service centre in Bangalore, India. Established three and a half years ago, the centre was initially designed for IT support, but it now has a much broader role, with responsibility for several of our finance and business processes. They have been crucial in establishing our Fresh & Easy business in the United States, looking after our finance, human resources and IT back-office processes from the outset and helping to ensure that Fresh & Easy is a low-cost business from the start. We have built the teams and processes together – a first for Tesco outside of the UK and Ireland. **<<**

Fresh & Easy is a pilot member of the Leadership in Energy and Environmental Design (LEED) Volume Certification Program. This is a third-party programme and the accepted benchmark for the design, construction and operation of high performance green buildings.


fresh
&easy



We now sell **200,000 litres of localchoice milk each week** in stores across England, Wales, Scotland and Northern Ireland, helping customers support small dairy farmers in their local area.

Due to the growing number of Poles living in Britain, we have begun importing Polish products, sourced through our business in Poland. These products have become the best-selling ethnic food in our UK stores. We now sell **250 different Polish products through 500 of our UK stores.**

This year we have begun **in-house sourcing of our entertainment offer.** Customers have responded positively, especially in the last few months following a stronger programme of new DVD and games releases.

Our five new regional offices opened this year have helped us to increase the number of local lines in our stores. 1,000 new local lines were introduced, taking the **total number of local lines to over 3,000.**



TESCO
East Anglian
Dawtona
Ogorki
Organic
naturally
mobile

In January we relaunched our Healthy Living range offering customers more healthy options to help them eat better.

Our organics range continues to be popular with customers and we are the **market leader in sales of organic food.**

We are now the **UK's third largest retailer** of pay-as-you-go mobile phones.

As we prepare to celebrate the tenth anniversary of our Finest brand later this year, sales of our Finest range have continued to grow, particularly amongst price-sensitive customers and **Finest is now the UK's biggest brand.**

◀ Kathryn and Holly
Tesco.com, London, UK

More than one way to shop...

All our customers are different, and their needs are continually changing. We respond to their needs whilst aiming to make things better for customers, simpler for staff and cheaper for Tesco.


TESCO direct
FREE

Tesco Direct, our online and catalogue non-food business was launched in September 2006.

We launched our Tesco.com internet grocery business in 2000. Since then it has grown into a thriving operation, with over one million active customers. Shopping for groceries online has been a revolution for people leading busy lives and those without access to transport, providing many people with fresh, affordable food for the first time.

>> Case study: Bag-less deliveries for Dotcom customers
Earlier this year we decided to give our Dotcom customers the option of bag-less deliveries. They'd told us they wanted to do more to help the environment and we have been delighted with their response. 40% of our online customers now choose this option, helping us to reduce our overall single-bag use by over a billion in just one year. <<

>> Case study: Groceries delivered to your door in Ireland and South Korea
Our Tesco.com model also operates in the Republic of Ireland and South Korea. In Ireland the service now covers over 70% of the country and we have over 200,000 registered customers. In South Korea we now have over 580,000 registered customers and we have increased the number of products available through the service to 14,200 – more than doubling the range this year. <<

More than food
In recent years we have increased our focus on non-food with the aim of offering customers the same convenience and choice that we have brought to food shopping.

As well as improving our non-food offer in-store, adding new space, broadening our range and opening stand-alone Homeplus non-food stores, we have more recently developed a comprehensive catalogue and online offer through Tesco Direct.

We appreciate that our customers have different needs when it comes to shopping for products such as household essentials and bigger non-food items like televisions and washing machines. Many of our customers do not have easy access to our stores which offer a full non-food range. Others lead very busy lives and simply do not have the time to browse one of our larger stores. Tesco Direct gives our customers choice. They can look at the latest non-food offers online or browse our catalogue. They can order items by phone or online, choosing to have items delivered to their homes or collect them from one of our 200 Direct desks in-store. We plan to open 80 more Direct collection desks in our stores this year, offering this convenient option to even more customers.

Our range of products available though Direct has also been expanded. We launched our third full catalogue in March which now offers 7,000 products from furniture to toys to the latest electrical items, and we now have 11,000 products available to buy online. This year Tesco Direct attracted over one million customers.

And we're doing more. In the coming year we will open our first non-food Homeplus store which will also incorporate a 10,000 sq ft product storage area for Tesco Direct products, enabling our customers to buy larger items to take home straight away. We now have seven Homeplus stores and following the early promise of these trial stores we have committed to opening a further ten stores.

As well as offering our customers convenient, affordable ways to shop, we also offer a wide range of retailing services. Our philosophy is simple: we continually look to offer value and simplicity to our customers, whether they are buying a loaf of bread or looking to renew their car insurance.



31% growth

In the UK, sales of our consumer electronics range are up 31% this year, with particularly large increases in the sales of flat-screen televisions, laptop computers and digital cameras.

growth in Tesco.com customers during the year


Groceries carried
to your kitchen
www.tesco.com

This year we launched an environmentally friendly brand called Greener living, which includes a website with practical tips and ideas for anyone who wants to lessen their impact on the environment.

...and finding new ways to add value through innovative services

Tesco Personal Finance celebrated its tenth anniversary this year as the UK's most successful supermarket bank. Our joint venture with Royal Bank of Scotland now attracts more than five million customers across a range of 26 products and services, including ten new products launched this year. Responding to the needs of our customers, we introduced internet savings and child trust fund accounts, as well as Tesco Finest Health Insurance and Tesco Dental Insurance. We also opened 23 bureaux de change along with 28 Euro ATMs in our stores, making it easier for customers to pick up their holiday money whilst doing their weekly shop.

>> Case study: Tesco Compare

This year we launched Tesco Compare, a car insurance comparison site that allows customers to compare policies not just on price, but across 25 detailed product features to ensure they find the right insurance to suit their needs. This is the first time that a UK supermarket has offered personal finance products from a variety of brands and it's proved very popular, with over 800,000 people visiting the site and searching for insurance policies. Tesco Compare has also been judged the best insurance comparison site by Defaqto and best on price by Consumer Intelligence. <<

50%+

of our sales of financial products are made online

>> Case study: Tesco diets.com

The Tesco website is one of the most visited shopping sites in the UK and as well as shopping it offers a diverse range of services. It includes a wealth of information that can inform and empower customers to lead greener, healthier lives. With 40,000 regular users, Tesco diets.com is the UK's biggest online dieting and healthy eating service. It offers a range of 16 different types of diet for those who just want a healthier diet such as GI, or a very specific health-based plan, such as diabetes or 'heart smart'. All the eating plans are designed by our team of nutritionists and follow the UK government guidelines on healthy eating. <<

It's also been a good year for Tesco Telecoms, with more customers choosing from our comprehensive range of telecoms products and services, spanning broadband to phone accessories. Our branded telecoms hardware business which includes telephones, branded mobiles and accessories continues to grow.

Tesco Mobile is particularly popular with customers, attracting a quarter of a million new customers this year and moving strongly into profit. Tesco Mobile was again voted the number one network for customer satisfaction. We are the UK's third largest retailer of pay-as-you-go mobile phones on the high street and in response to customer feedback we are now offering contract mobile phones in our stores and online.


TESCO
Compare
The best price comparison site for car insurance
500
CLUBCARD Points
www.tesco.com/compare


TESCO
Dental insurance
FREE
Oral-B
electric toothbrush
0800 678 17 97


TESCO
Mortgage finder
We search, you save!
Find a great new deal on your mortgage
0800 953 03 11

Tesco Personal Finance attracted 1.7 million new customers this year.


asia
TESCO
express

range of products under the **Tesco Legou brand.** The range comprises 134 grocery and fresh lines and 641 non-food lines. Our aim is that these products are of the same high quality as the equivalent branded product, but we sell them 20% cheaper.

Thailand this year to service our growing number of stores.

We've also opened the first fresh food distribution centre in Malaysia at Simpang Pulai, Perak. The centre supplies fresh produce, chilled and frozen products to our stores which are delivered in our specially designed refrigerated trucks.



We apply [illegible] food [illegible] assurance processes across all of our [illegible] of our suppliers must meet our [illegible] to ensure **our customers get fresh, wholesome food they can trust** from our stores.

We opened a new fresh food distribution centre in Japan in April 2007, which has enabled us to deliver better quality products at lower prices.

◁ Ami
Tesco Express, Tokyo, Japan

Laying the foundations for future growth...

This year has seen our international business come of age. We now have over 1,600 stores overseas including Tesco Extra hypermarkets in Asia and our first Express stores in Central Europe.

We understand that one size doesn't fit all so our stores vary in size and range, depending on local customer needs. It's this flexibility and diversity of store formats that helps us grow and reach new customers. For example, four years ago we were mainly opening new hypermarkets in Central Europe. Now we have several formats, from our new Express stores in Hungary and the Czech Republic to our new compact hypermarkets in Turkey. Our 1K Leader Price conversion stores in Poland are particularly popular with customers, generating sales growth of 43%.

We're constantly evolving and there are some very exciting opportunities overseas for us. For example, in China we took full management control of the business there in December 2006, having previously held a 50% share in partnership with a local operator, Hymall. This means we can get on with an ambitious opening programme, extending our reach and bringing our offer to more customers across this vast country. With over a billion people in China there are many people who still have poor access to fresh, quality, affordable food. In fact, China is such a big place, and because customer needs are very different across regions, we don't believe it is right to run all of our stores from one central office. That is why we have now appointed three regional managing directors who will each look after their own regions: the North and North East region; the Eastern region; and the Southern region.

To support this development, we're also working hard to use our skills and knowledge to improve the supply chain. In March last year we opened a new fresh food distribution centre in Shanghai which now supplies 30 stores in Shanghai, Jiangsu province and Zhejiang province. Having control of our distribution network also means we can improve the shelf life of our products through better temperature control and ensure a consistent quality. It also means we are able to make sure our products are safe for customers, something that is taken for granted in more developed parts of the world.

Turkey is another great opportunity for us. We've spent the last four years building the business and developing our offer. In the last year we have opened 36 new stores. Building on the success of our hypermarkets we have developed a new 3K format for smaller cities and this year opened 25 Express stores in inner city locations. With well established operations in Ankara and Thrace, we're now planning to build western and central supply hubs in addition to our Izmir distribution centre to service a national network of stores. We have also secured two sites in the major city of Istanbul.

>> Case study: This year we opened our new Homeplus Jamsil store in Seoul. Built on ten floors, it's a new-generation hypermarket with several unique features, including a wine bar, art gallery, health club, and even a golf range! The store also features our new checkout technology, developed in the UK, which monitors the number of people queuing, enabling us to more easily predict the number of checkouts that need to be open at any time. **<<**

Wherever in the world we operate it is important that we build the right stores in the right locations to best serve local communities. We have worked hard at developing a business model where 'everyone is welcome' – we are able to serve all types of communities with our different ranges, from Value to Finest foods, and with our multi-format approach, from our Express convenience stores to our largest Extra

508

new stores opened this year, including over 350 outside the UK



A Great New Tesco Store at
Laundry Field, Workington
A better place to work and shop
Tell us what you think!
Thank you for reading this leaflet. We want to hear your views on our proposed new store, as we think it's very important local people tell us what they think. If you have any questions or comments, please complete this card and post it to us with no stamp required.
Do you use the existing Tesco store in Workington?
If you answered yes, do you think the existing Tesco store is in need of updating?
Do you support Tesco proposals for a bigger, improved Tesco store in Workington?
YES NO
Name:
Address:
Postcode:
TESCO

We have improved the way we consult local communities before building new stores.

We now hold a public exhibition or consult local communities proactively in other ways on every new Tesco superstore. This is one of the promises of our Community Plan.





[ ] SAVE ENERG



Our first green Express store will open in Hinckley this summer.

We have appointed Energy Champions in all of our stores across the UK and the Republic of Ireland who work with staff to identify simple, positive steps we can all take to save energy in our stores.

We opened a new fresh food distribution centre in Shanghai in 2007.

...with better, more energy-efficient stores than ever before

hypermarkets. This means that we have been able to open stores in areas where other retailers would choose not to go.

We have worked hard to find the right locations for our stores, often parcelling together pieces of land on brownfield sites, helped by our proactive, flexible, innovative, risk-embracing approach.

The type of sites we invest in has changed over the years as customers' needs have changed and, in some of our markets, as new planning policies have been introduced. For example, the majority of our new stores in the UK are built on town-centre or edge-of-town brownfield sites, working with the grain of planning legislation, which seeks to direct investment back into town centres. In addition, more of our new space is now for Express convenience stores as customers shop more regularly and closer to their homes.

We have well-established site research and property acquisition teams who spend a lot of time on the ground looking at potential sites, reviewing current retail provision and establishing how local needs might change.

These teams don't work in isolation – they regularly review sites, often working with town planners and our local store directors in order to gain a full understanding of the area. They also review our existing stores, working together to determine if a store requires an extension so that we can offer more of our non-food range or, with some of our older stores, if they need to be replaced because they no longer best serve our customers' needs.

Not all retailers work like this, in fact many simply rely on commercial developers to find sites for them. We prefer our approach; acting as our own developers, we can ensure that we get things absolutely right for our customers.

Building the right stores
As well as finding the right sites, it is just as important to build the right stores. Our experienced property services teams work with architects and engineers to ensure we make use of the latest innovations in design and technology to build stores that are good for customers, communities and the environment. Every new store or extension is different and our highly skilled teams have worked hard to create solutions for anything from using wind turbines to power checkouts, to using underground water to cool the refrigerators.

In the UK we have halved our energy use per square foot since 2000, two years ahead of target. As part of our plan to reduce energy consumption across the whole business, we are using the latest technology to reduce our environmental impact, not just for new builds, but also for existing stores. This means we are investing in measures such as low-energy lighting, energy-efficient bakery ovens, wind turbines, combined heat and power, trigeneration and hanging curtains on freezer doors.

We are on track to sell ten million energy-efficient light bulbs in a year.



TESCO
11
energy
saving
Bulb
8
energy
saving
Mini spiral
3 pack

>> Case study: In March 2008 we opened our latest energy-efficient green store in Bonyhád, Hungary. The store uses underground water to cool the refrigerators, improving their efficiency and reducing energy consumption. The water is also used to service the air conditioning – heating the store in winter and cooling it in summer. The water is then returned to the ground where it is cooled or heated, depending on the season, so it can be used again. <<

>> Case study: Our store in Colney Hatch is using the latest in environmental technology. We are extending the store by 22,700 sq ft to improve the service we provide for our customers. Through the inclusion of environmental initiatives such as a combined heat and power plant, solar panels and solar power heating, the extended store will actually use less energy than it used before the extension. <<


5
8


14

How to find out more online Every year, more and more information is availabl for our shareholders, staff and customers.

www.tesco.com/tescoplc

The quality of our leadership is fundamental to the growth and success of Tesco. Our Directors bring a wide range of business, financial and retail experience to the Board.

1 David Reid – 61, Non-executive Chairman ●
David Reid became Non-executive Chairman on 2 April 2004. Prior to his appointment he was Deputy Chairman of Tesco PLC and has served on the Tesco Board since 1985. David is a Non-executive Director of Reed Elsevier Group PLC and Chairman of Kwik-Fit Group.

2 Rodney Chase CBE – 64, Deputy Chairman and Senior Non-Executive Director ◆●▲
Rodney Chase was appointed a Non-executive Director on 1 July 2002. He is Non-Executive Chairman of Petrofac Limited and a Non-Executive Director of Computer Sciences Corporation in Los Angeles, Nalco Company in Chicago and Tesoro Corporation in San Antonio. He also serves as Senior Advisor to Lehman Brothers.

3 Terry Leahy – 51, Chief Executive ●
Terry Leahy became Chief Executive in 1997. Joining Tesco in 1979, he held a number of marketing and commercial positions prior to being appointed to the Board of Tesco PLC on 5 October 1992.

4 Richard Brasher – 46, Commercial and Marketing Director
Richard Brasher was appointed to the Board on 15 March 2004. He joined Tesco in 1986. He has held a number of marketing, commercial and store operations positions, most recently Non-food Commercial Director.

5 Philip Clarke – 47, Asia, Europe and IT Director
Philip Clarke was appointed to the Board on 16 November 1998. Prior to his appointment he held a number of roles in store operations, commercial and marketing. He is a Non-executive Director of Whitbread plc.

6 Andrew Higginson – 50, Finance and Strategy Director
Andrew Higginson was appointed to the Board on 17 November 1997. He is Chairman of Tesco Personal Finance, a member of the 100 Group of Finance Directors, and a Non-executive Director of BSkyB plc.

7 Tim Mason – 50, President and CEO, Fresh & Easy
Tim Mason has been President and Chief Executive Officer, Fresh & Easy Neighborhood Market since January 2006. He was appointed to the Board on 16 February 1995. He joined Tesco in 1982.

8 Lucy Neville-Rolfe CMG – 55, Corporate and Legal Affairs Director
Lucy Neville-Rolfe was appointed to the Board on 14 December 2006. She joined Tesco in 1997 from the Cabinet Office. She is Deputy Chair of the British Retail Consortium, a Non-executive Director of The Carbon Trust, and a member of the China Britain Business Council and the Corporate Leaders Group on Climate Change.

9 David Potts – 50, Retail and Logistics Director
David Potts was appointed to the Board on 16 November 1998. He joined Tesco in 1973. From 1997 he directed the integration of our businesses in Northern Ireland and the Republic of Ireland before returning to the UK in 2000 as Director responsible for UK Retail Operations. From 2004 David's responsibilities have included the UK Supply Chain and the Republic of Ireland.

10 Charles Allen CBE – 51, Non-executive Director ● ▲
Charles Allen was appointed a Non-executive Director on 19 February 1999. He was Chief Executive of ITV plc from 2004 to 2007. He is Chairman of Global Radio and is a Non-Executive Director of the London Organising Committee of the Olympics and Paralympics.

11 Karen Cook – 54, Non-executive Director ● ▲
Karen Cook was appointed a Non-executive Director on 1 October 2004. She is a Managing Director of Goldman Sachs International and President of Goldman Sachs, Europe. She is also a member of the firm's European Management Committee and of the Partnership Committee.

12 E Mervyn Davies CBE – 55, Non-executive Director ◆●▲
Mervyn Davies was appointed a Non-executive Director on 7 July 2003. He is Chairman of Standard Chartered PLC and holds non-executive directorships with Breakingviews Ltd and Tottenham Hotspur Football Club.

13 Harald Einsmann – 73, Non-executive Director ●▲
Dr Harald Einsmann was appointed a Non-executive Director on 1 April 1999. He is on the Board of Carlson Group of Companies in Minneapolis, Harman International Industries Inc. in Washington DC and Checkpoint Systems Inc. in Philadelphia. He is also on the Board of Rezidor AB in Stockholm.

14 Ken Hydon – 63, Non-executive Director ◆●
Ken Hydon was appointed a Non-executive Director on 23 February 2004. He is also a Non-executive Director of Reckitt Benckiser plc, The Royal Berkshire NHS Foundation Trust and Pearson PLC.

15 Jonathan Lloyd – 41, Company Secretary
Jonathan Lloyd was appointed Company Secretary to the Board in December 2006. He joined Tesco as Deputy Company Secretary and Corporate Secretariat Director in April 2005 from Freshfields Bruckhaus Deringer.

◆ Member of the Audit Committee
● Member of the Nominations Committee
▲ Member of the Remuneration Committee

Independent auditors' statement to the members of Tesco PLC
We have examined the Summary Financial Statement which comprises the Summary Group Income Statement, Summary Group Balance Sheet, Summary Group Cash Flow Statement and the Summary report of the Directors on remuneration set out on pages 28 to 33.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with United Kingdom law.

Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review and Summary Financial Statement with the full annual financial statements, the Directors' Report and the Directors' Remuneration Report, and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

This statement, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board. Our reports on the Company's full annual financial statements describe the basis of our audit opinions on those financial statements and the Directors' Remuneration Report.

Opinion
In our opinion the Summary Financial Statement is consistent with the full annual financial statements, the Directors' Report and the Directors' Remuneration Report of Tesco PLC for the year ended 23 February 2008 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder. We have not considered the effects of any events between the date on which we signed our reports on the full annual financial statements and the date of this statement.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
28 April 2008

Summary Directors' Report

Principal activity and business review
The principal activity of the Group is retailing and associated activities in the UK, the Czech Republic, Hungary, Poland, the Republic of Ireland, Slovakia, Turkey, China, Japan, Malaysia, South Korea, Thailand and the United States. The Summary Financial Statement and Business Review is on pages 28 to 33.

Dividends
The Directors recommend the payment of a final dividend of 7.70 pence per ordinary share to be paid on 4 July 2008 to members on the Register at the close of business on 25 April 2008. Together with the interim dividend of 3.20 pence per ordinary share paid in December 2007, the total dividend for the year will be 10.90p, compared with 9.64 pence for the previous year, an increase of 13.1%.

Directors
Details of the current members of the Board are shown on pages 26 and 27. Dr H Einsmann, Mr C L Allen, Mr R F Chase, Mrs K Cook, Sir Terry Leahy and Mr T J R Mason retire from the Board and, being eligible, offer themselves for re-election at the Annual General Meeting (AGM).

Ms C McCall resigned from the Board on 10 April 2008.

Corporate governance
Tesco PLC is committed to the highest standards of corporate governance. The Board considers that Tesco PLC complied in all respects with the Combined Code Principles of Good Governance and Code of Best Practice for the year ended 23 February 2008. A full corporate governance statement is contained in the Annual Report and Financial Statements 2008.

Summary report of the Directors on remuneration
Directors' remuneration policy
It is the role of the Remuneration Committee to determine and recommend to the Board the remuneration policy for the Chairman and Executive Directors. Tesco has a policy of rewarding talent and experience and seeks to provide incentives for delivering high growth and high returns for shareholders. The current remuneration strategy is tailored to reward the delivery of strong year-on-year earnings growth as well as sustained performance in the longer term.

Compliance
The Remuneration Committee has been constituted and operated throughout the year in accordance with the principles outlined in the Listing Rules of the Financial Services Authority derived from Schedule A and B of the 2003 Revised Combined Code. In framing the remuneration policy, full consideration is given to best practice. The Remuneration Report complies with the disclosures required by the Directors' Remuneration Report Regulations 2002.

A summary of Directors' emoluments and interests is set out on page 29. The full Remuneration Report is provided in the Annual Report and Financial Statements 2008.

Directors' emoluments

	Fixed emoluments			Performance-related emoluments					
	Salary £000	Allowances £000	Benefits[2] £000	Share Incentive Plan £000	Short-term cash £000	Short-term deferred shares £000	Long-term[3] £000	**Total 2007/8 £000**	Total 2006/7 £000
Executive Directors									
Mr R Brasher	721	–	87	3	679	626	–	**2,116**	2,004
Mr P A Clarke	738	–	64	3	679	626	639	**2,749**	2,631
Mr A T Higginson	738	–	94	3	679	626	670	**2,810**	2,661
Sir Terry Leahy	1,293	–	95	3	1,189	1,690	1,202	**5,472**	4,618
Mr T J R Mason[1]	738	260	117	3	1,018	991	670	**3,797**	3,765
Mr T J R Mason[1]	200	–	–	–	270	263	–	**733**	–
Mr T J R Mason – total	938	260	117	3	1,288	1,254	670	**4,530**	3,765
Miss L Neville-Rolfe	485	–	106	3	446	411	–	**1,451**	239
Mr D T Potts	738	–	33	3	679	626	639	**2,718**	2,574
Non-Executive Directors									
Mr C L Allen	85	–	–	–	–	–	–	**85**	69
Mr R F Chase	118	–	–	–	–	–	–	**118**	109
Mrs K Cook	67	–	–	–	–	–	–	**67**	62
Mr E M Davies	79	–	–	–	–	–	–	**79**	70
Dr H Einsmann	67	–	–	–	–	–	–	**67**	62
Mr K J Hydon	85	–	–	–	–	–	–	**85**	69
Ms C McCall	67	–	–	–	–	–	–	**67**	62
Mr D E Reid (Chairman)	581	–	94	–	–	–	–	**675**	612
Total	6,800	260	690	21	5,639	5,859	3,820	**23,089**	19,607

1 Mr Mason's salary is made up of a base salary and a non-pensionable salary supplement (shown separately) in respect of certain localisation costs including accommodation and school fees. Allowances are made up of compensation payments for additional tax due on equity awards made prior to Mr Mason's move to the US. Mr Mason's benefits are made up of car, travel, medical and tax-related costs and services.
2 Miss Neville-Rolfe was appointed on 14 December 2006. The 2006/7 figure in this table is calculated from the date of her appointment.
3 With the exception of Mr Mason, benefits are made up of car benefits, chauffeurs, disability and health insurance, staff discount and gym/leisure club membership.
4 The long-term bonus figures shown in this table relate to the additional 12.5% enhancements allocated in May 2007 on short-term and long-term awards under the old bonus scheme. The long-term bonuses awarded on 14 November 2007 under the Performance Share Plan were awarded in the form of nil cost options with the exception of Mr Mason who received an unfunded promise to deliver shares.

Disclosable interests of the Directors, including family interests

	Number of shares						
	Options held at 24 February 2007[1]	Granted	Exercised	Options held at 23 February 2008[1]	Exercise price of outstanding options (pence)	**Value realisable during 2007/8 £000**	Ordinary shares at 23 February 2008[2]
Executive Directors							
Mr R Brasher	2,131,456	680,748	2,066	2,810,138	0.00-473.75	**5**	184,221
Mr P A Clarke	2,174,667	714,530	436,419	2,452,778	0.00-473.75	**940**	1,438,835
Mr A T Higginson	2,174,667	714,530	2,066	2,887,131	0.00-473.75	**5**	1,384,926
Sir Terry Leahy	7,180,596	3,751,076	2,066	10,929,606	0.00-473.75	**5**	6,067,985
Mr T J R Mason	2,128,820	343,046	87,409	2,384,457	0.00-473.75	**351**	3,882,995
Miss L Neville-Rolfe	360,012	422,854	130,416	652,450	0.00-473.75	**279**	227,650
Mr D T Potts	2,174,667	714,530	436,419	2,452,778	0.00-473.75	**961**	1,803,574
Non-Executive Directors							
Mr C L Allen	–	–	–	–	–	–	–
Mr R F Chase	–	–	–	–	–	–	–
Mrs K Cook	–	–	–	–	–	–	–
Mr E M Davies	–	–	–	–	–	–	2,400
Dr H Einsmann	–	–	–	–	–	–	246,054
Mr K J Hydon	–	–	–	–	–	–	30,093
Ms C McCall	–	–	–	–	–	–	6,556
Mr D E Reid (Chairman)	–	–	–	–	–	–	193,515
Total	18,324,885	7,341,314	1,096,861	24,569,338		**2,546**	15,468,804

1 Options to acquire ordinary shares shown above comprise options held under the Executive Share Option schemes, Discretionary Share Option Plan, Save As You Earn scheme, and nil cost options under the Performance Share Plan, Executive Incentive Plan and Group New Business Incentive Plan.
2 Ordinary shares shown in this table include shares held as part of incentive plans and shares held under a promise as part of the Performance Share Plan.

Income statement

Group sales, including VAT, increased by 11.1% to £51.8 billion (2007 – £46.6 billion). At constant exchange rates, sales grew by 10.4%. Group profit before tax increased by 5.7% to £2,803 million (2007 – £2,653 million). Underlying profit before tax (excluding IAS 32 and IAS 39, the non-cash elements of IAS 19, which are replaced by the normal cash contributions and IAS 17 'Leases' the impact of annual uplifts in rent and rent-free periods) increased to £2,846 million, up by 11.8%. Underlying diluted earnings per share grew by 20.8% to 27.02 pence and diluted earnings per share increased by 14.2% to 26.61 pence.

A final dividend of 7.70 pence per ordinary share (2007 – 6.83 pence) is proposed. Together with the interim dividend of 3.20 pence (2007 – 2.81 pence) already paid, this brings the full-year dividend to 10.90 pence (2007 – 9.64 pence) an increase of 13.1% on last year.

UK sales increased by 6.7% to £37.9 billion with like-for-like growth of 3.9% (including volume of 2.0%) and 2.8% from net new stores. In our stores, we saw modest inflation of 1.2%, as our continued investment in lowering prices for customers was more than offset by the strength of some seasonal fresh food prices and the market price of commodities. Further rises in commodity food prices in the second half saw inflation rise to just over 2% in our fourth quarter with food price inflation being offset by continuing deflation in non-food categories.

Increased productivity and good expense control enabled us to maintain solid margins and deliver good profit growth despite these challenges, whilst also absorbing start-up costs totalling around £90 million on Tesco Direct and on establishing our operations in the US. Even after absorbing these additional costs, UK trading profit rose 7.1% to £2,050 million, with trading margins at 5.9%, slightly up on last year. UK operating profit was 0.7% higher at £2,097 million (2007 – £2,083 million), year-on-year the increase was 14.4% when removing the one-off Pensions A-Day gain in 2007.

Record efficiency savings of well over £350 million in the year, significantly ahead of plan, were delivered through our Step-Change programme, which brings together many initiatives to make what we do better for customers, simpler for staff and cheaper for Tesco. We have picked up the pace of a number of these often long-term cross-functional projects and plan to deliver even higher savings in the current year of around £450 million.

Total international sales grew by 25.3% to £13.8 billion. International contributed £701 million to trading profit, up 24.3% at actual rates.

In the rest of Europe, sales rose by 23.9% at actual rates to £7.8 billion (2007 – £6.3 billion). Trading profit increased to £397 million, up 24.8%. In Asia, sales rose by 27.2% to £6.0 billion (2007 – £4.7 billion). Trading profit increased to £304 million, up 23.6%.

We are very encouraged by the start Fresh & Easy has made. The first stores opened only in November and we now have over 60 trading. At the end of the financial year 53 Fresh & Easy stores were trading in the US. Whilst it is still early days, the response of customers to our offer has surpassed our expectations. Sales are ahead of budget and sales densities are already higher than the US supermarket industry average, with our best stores exceeding $20 per square foot per week. Last April, with our Preliminary Results, we said that costs of recruitment and training of staff for the stores, combined with the other pre-launch costs and initial trading losses, would involve estimated US start-up costs of around £65 million in the financial year. We have delivered on this guidance – trading losses were £62 million. We expect losses to rise this year to around £100 million. US segmental reporting of sales and trading results within International will begin with our Interim Results in September.

Total profit (net of tax and interest) from joint ventures and associates fo the year was £75 million compared to £106 million last year. In 2007 joint venture profits included £47 million of one-off property-related items. Excluding this, joint venture profits rose 28.7%. Tesco Personal Finance profit was £128 million, of which our share was £64 million.

Net finance costs for the year were £63 million (2007 – £126 million). Tax has been charged at an effective rate of 24.0% (2007 – 29.1%). This reduction in tax rate is primarily due to a one-off tax reimbursement, reflecting overpayments in prior years. We have also benefitted from an adjustment of deferred tax balances as a result of the lowering of the rate of UK corporation tax from 30% to 28% with effect from 1 April 2008.

The Summary Financial Statement on pages 31 to 33 and the Summary Directors' report on pages 28 and 29 are a summary of information in the Annual Report and Financial Statements 2008. This Summary Financial Statement does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Group and of its policies and arrangements concerning Directors' remuneration as would be provided by the Annual Report and Financial Statements 2008.

The Directors' report, the financial statements and auditors' report on those financial statements, which is unqualified, are contained in a separate publication entitled Annual Report and Financial Statements 2008. Copies may be obtained free of charge by writing to:

The Company Secretary
Tesco PLC
Tesco House
Delamare Road
Cheshunt
Hertfordshire EN8 9SL

Shareholders wishing to receive the Annual Report and Financial Statements as well as the Annual Review and Summary Financial Statement in future years should write to this address. The Summary Financial Statement was approved by the Board on 28 April 2008.

Sir Terry Leahy
Andrew Higginson
Directors

ummary Group income statement

ear ended 23 February 2008

	2008 £m	2007 £m
ontinuing operations		
evenue (sales excluding VAT)	**47,298**	42,641
ost of sales	**(43,668)**	(39,401)
ensions adjustment – Finance Act 2006	–	258
npairment of the Gerrards Cross site	–	(35)
ross profit	**3,630**	3,463
dministrative expenses	**(1,027)**	(907)
rofit arising on property-related items	**188**	92
perating profit	**2,791**	2,648
hare of post-tax profits of joint ventures and associates (including £nil of property-related items (2006/7 – £47m gain))	**75**	106
rofit on sale of investments in associates	–	25
inance income	**187**	90
inance costs	**(250)**	(216)
rofit before tax	**2,803**	2,653
axation	**(673)**	(772)
rofit for the year from continuing operations	**2,130**	1,881
iscontinued operation		
rofit for the year from discontinued operation	–	18
rofit for the year	**2,130**	1,899
ttributable to:		
quity holders of the parent	**2,124**	1,892
inority interests	**6**	7
	2,130	1,899
arnings per share from continuing and discontinued operations		
asic	**26.95p**	23.84p
iluted	**26.61p**	23.54p
arnings per share from continuing operations		
asic	**26.95p**	23.61p
iluted	**26.61p**	23.31p

Non-GAAP measure: underlying profit before tax	2008 £m	2007 £m
Profit before tax (excluding discontinued operation)	**2,803**	2,653
Adjustments for:		
IAS 32 and IAS 39 'Financial instruments' – Fair value remeasurements	**(49)**	4
IAS 19 Income Statement charge for pensions	**414**	432
'Normal' cash contributions for pensions	**(340)**	(321)
IAS 17 'Leases' – Impact of annual uplifts in rent and rent-free periods	**18**	–
Exceptional items:		
Pensions adjustment – Finance Act 2006	–	(258)
Impairment of the Gerrards Cross site	–	35
Underlying profit before tax	**2,846**	2,545
Underlying diluted earnings per share	**27.02p**	22.36p

Summary Group balance sheet

23 February 2008

	2008 £m	200 £
Non-current assets	**23,864**	20,23
Current assets (including assets held for sale)	**6,300**	4,57
Current liabilities	**(10,263)**	(8,15
Net current liabilities	**(3,963)**	(3,57
Total assets less current liabilities	**19,901**	16,65
Non-current liabilities	**(7,999)**	(6,08
Net assets	**11,902**	10,57
Equity attributable to equity holders of the parent	**11,815**	10,50
Minority interests	**87**	6
Total equity	**11,902**	10,57

Balance sheet Net assets have increased by £1,331 million to £11,902 million. Non-current assets increased by £3,633 million, after charging depreciation and amortisation of £992 million.

Group capital expenditure was £3.9 billion. UK capital expenditure was £2.5 billion, including £987 million on new stores and £457 million on extensions and refits. Total international capital expenditure rose to £´.4 billion, £0.7 billion in Asia and £0.7 billion in Europe. In the year ahead we forecast Group capital expenditure to be around £4.2 billion.

Summary Group cash flow statement
Year ended 23 February 2008

	2008 £m	2007 £m
Cash generated from operations	**4,099**	3,532
Interest paid	**(410)**	(376)
Corporation tax paid	**(346)**	(545)
Net cash from operating activities	**3,343**	2,611
Net cash used in investing activities	**(2,954)**	(2,343)
Cash flows from financing activities		
Dividends paid	**(792)**	(467)
Other net cash flows on financing activities	**1,204**	(66)
Net cash from/(used in) financing activities	**412**	(533)

Reconciliation of net cash flow to movement in net debt

	2008 £m	2007 £m
Net increase/(decrease) in cash and cash equivalents	**801**	(265)
Net cash inflows from debt and lease financing	**(1,827)**	(268)
Short-term investments	**360**	–
Movement in joint venture loan receivables	**36**	38*
Other non-cash movements	**(691)**	18
Increase in net debt in the year	**(1,321)**	(477)
Opening net debt	**(4,861)**	(4,509)
Adjustment for joint venture loan receivables	**–**	125*
Adjusted opening net debt	**(4,861)**	(4,384)
Closing net debt	**(6,182)**	(4,861)

* The measurement of net debt has been revised to include loans receivable from joint ventures. Going forward net debt will be stated inclusive of the loan receivables from joint ventures.

NB. The reconciliation of net cash flow to movement in net debt note is not a primary statement and does not form part of the Summary Group cash flow statement.

Cash flow statement Overall, the Group generated a net cash inflow of £801 million, leaving net debt of £6.2 billion at the year end, £1.3 billion higher than last year. Gearing was 52% (2007 – 46%).

Total shareholder return


£300
£250
£200
£150
£100
Tesco
FTSE 100
Feb 03
Feb 04
Feb 05
Feb 06
Feb 07
Feb 08

Total shareholder return (TSR) 1 March 2003 to 28 February 2008
TSR is the notional return from a share or index based on share price movements and declared dividends.

Performance graph The Group's total shareholder return performance (TSR) (i.e. share price movements plus dividends reinvested) over the last five financial years relative to the FTSE 100 index of companies is shown here. This index has been selected to provide an established and broad-based comparator group of retail and non-retail companies of similar scale to Tesco, against which the Group's TSR performance can be measured.

There has also been a very strong performance in TSR over the last three and five years against a comparator group of our major retail competitors in the UK, Europe and the US.

Investor information

Summary five year record

	UK GAAP		IFRS			
	2004 53 wks	2005	2005	2006[1]	2007	**2008**
Financial statistics						
Group sales (including VAT) (£m)	33,557	37,070	36,957	43,137	46,611	**51,773**
Revenue (excluding VAT) (£m)						
UK	24,760	27,146	27,146	29,990	32,665	**34,874**
Rest of Europe	3,385	3,818	3,818	5,095	5,559	**6,872**
Asia	2,669	3,010	2,902	4,369	4,417	**5,552**
	30,814	33,974	33,866	39,454	42,641	**47,298**
Operating profit[2] (£m)						
UK	1,486	1,666	1,556	1,788	2,083	**2,097**
Rest of Europe	171	249	243	263	324	**400**
Asia	121	149	153	229	241	**294**
Total Group	1,778	2,064	1,952	2,280	2,648	**2,791**
Underlying profit – UK GAAP[3]	1,708	2,029	n/a	n/a	n/a	**n/a**
Underlying profit – IFRS[4]	n/a	n/a	1,925	2,277	2,545	**2,846**
Basic earnings per share[5]	15.05p	17.72p	17.52p	20.20p	23.61p	**26.95p**
Diluted earnings per share[5]	14.93p	17.50p	17.30p	19.92p	23.31p	**26.61p**
Dividend per share[6]	6.84p	7.56p	7.56p	8.63p	9.64p	**10.90p**
Return on capital employed (ROCE)[7]	10.4%	11.5%	11.8%	12.7%	12.6%[10]	**12.9%[11]**
Group statistics						
Number of stores	2,318	2,334	2,334	2,672	3,263	**3,751**
Total sales area – 000 sq ft[8]	45,402	49,135	49,135	55,215	68,189	**76,338**
Average employees	310,411	335,750	335,750	368,213	413,061	**444,127**
Average full-time equivalent employees	223,335	242,980	242,980	273,024	318,283	**345,737**
UK retail statistics						
Number of stores	1,878	1,780	1,780	1,898	1,988	**2,115[13]**
Total sales area – 000 sq ft[8]	23,291	24,207	24,207	25,919	27,785	**29,549[13]**
Revenue per employee[9]	162,459	166,534	166,534	170,923	177,084	**179,840**
Weekly sales per sq ft[12]	22.48	23.89	23.89	25.06	25.48	**25.43**

1 Results for the year ended 25 February 2006 include 52 weeks for the UK and ROI and 14 months for the majority of the remaining international businesses.
2 Operating profit includes integration costs and profit/(loss) arising on sale of property-related items.
3 UK GAAP underlying profit excluded net profit/(loss) on disposal of fixed assets, integration costs and goodwill amortisation.
4 IFRS underlying profit excludes IAS 32 and IAS 39 'Financial Instruments' – Fair value remeasurements, the IAS 19 Income Statement charge for pensions, which is replaced by the 'normal' cash contributions, and the IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods. For the years 2003 to 2005, the above information is presented under UK GAAP as previously published. If IFRS had been applicable for these years the main adjustments would have been IFRS 2 'Share-Based Payment', IFRS 3 'Business Combinations' and IAS 19 'Employee Benefits'.
5 Diluted and basic earnings per share are on a continuing operations basis.
6 Dividend per share relating to the interim and proposed final dividend.
7 The numerator is profit before interest, less tax. The denominator is the calculated average of net assets plus net debt plus dividend creditor less net assets held for sale.
8 Store sizes exclude lobby and restaurant areas.
9 Based on average number of full-time equivalent employees in the UK, and revenue exclusive of VAT.
10 Excludes one-off gain from Pensions A-Day, with this one-off gain, ROCE was 13.6%.
11 Using a 'normalised' tax rate before start-up costs in the US and Tesco Direct and excluding the impact of foreign exchange in equity and our acquisition of a majority share of Dobbies.
12 Based on weighted average sales area and sales excluding property development.
13 Excluding stores in the US and Dobbies.

hareholder profile

nalysis by type of shareholder	Number of holdings	%	Number of ordinary shares held at 23 February 2008	%
mployees	48,566	17.65	121,799,358	1.55
ther individuals	205,345	74.64	425,677,705	5.41
orporate institutions	21,205	7.71	7,316,021,720	93.04
	275,116	100.00	7,863,498,783	100.00
nalysis by size of shareholding				
– 1,000	173,203	62.96	44,680,090	0.57
,001 – 10,000	88,440	32.14	279,145,981	3.55
0,001 – 100,000	11,771	4.28	271,608,124	3.45
00,001 – 1,000,000	1,108	0.40	363,248,323	4.62
bove 1,000,000	594	0.22	6,904,816,265	87.81
	275,116	100.00	7,863,498,783	100.00

Financial calendar and shareholder information

Financial calendar

	2008
Financial year end	23 February
Results announced	15 April
Final dividend: ex-dividend date	23 April
Final dividend: record date	25 April
AGM	27 June
Final dividend: payment date	4 July
Half year end	23 August
Interim dividend: ex-dividend date	8 October
Interim dividend: record date	10 October
Interim dividend: payment date	19 December

Registrar and shareholding enquiries
If you have administrative enquiries about your holding of Tesco PLC shares (other than ADRs) please contact:

Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
Telephone 0871 384 2977

Consolidated tax vouchers
If your dividend is paid directly into your bank or building society account you will receive one tax voucher each year. The consolidated tax voucher will be sent to you in December at the time that the interim dividend is paid and will cover both dividend payments in the tax year. This will help you to complete your tax return. This does not affect your dividends or the tax that you pay in any way. If you would prefer to receive a tax voucher with each dividend payment rather than one consolidated tax voucher each tax year, please call our shareholder helpline on 0871 384 2977.

If your dividend is not currently paid directly to your bank or building society account and you would like to benefit from this service please contact Equiniti on 0871 384 2977 and they will be pleased to arrange this for you. By choosing to receive your dividends in this way you can avoid the risk of cheques getting lost in the post and ensure you receive your dividends on the payment day.

Note: Consolidated tax vouchers are not available to institutional shareholders.

Tesco website
The Directors are responsible for the maintenance and integrity of the financial information on our website. This information has been prepared under relevant accounting standards and legislation.

Tesco information, including the Annual Report and Financial Statements 2008 and our Corporate Responsibility Review 2008, is available on our website: www.tesco.com/annualreview08

Electronic communications
You can register for Shareview, a free online share information and dealing service operated by Equiniti. Once you have registered you can:
> check your shareholding;
> access shareholder information;
> elect to receive information electronically, getting quick access to thes important documents and helping to save the environment by reducing the amount of paper used;
> vote on the resolutions at the Annual General Meeting.

To register, log on to www.shareview.co.uk and click on 'register'. Your rights as a shareholder will not be affected in any way. If you have any questions about the service, please call 0871 384 2977.

Security reminder
Under the Companies Act 1985, Tesco is currently obliged to hold the names and addresses of all shareholders on a register of members and give a copy of this to the Registrar of Companies every year.

The Registrar of Companies makes this list available to anyone who requests it and many companies use this information to market their services. We are aware that some of our shareholders have received unsolicited telephone calls or correspondence from companies concerning investment matters. Tesco has no relationship with and does not endorse any of the services offered by these companies. Details of any facilities that we endorse are included in our communications.

If you are concerned about any direct mailing or telephone calls purporting to be from Tesco, please contact the Company Secretary (contact details below).

Customer Services
Tesco Customer Services
Freepost SC02298
Dundee DD1 9NF
Telephone 0800 505555

Investor Relations
Investor Relations Department
Tesco PLC
Tesco House
Delamare Road
Cheshunt
Hertfordshire EN8 9SL
Telephone 01992 646484

Secretary and Registered Office
Mr Jonathan Lloyd
Tesco PLC
Tesco House
Delamare Road
Cheshunt
Hertfordshire EN8 9SL
Telephone 01992 632222

Delamare Road
Cheshunt
Hertfordshire EN8 9SL

Recycled
Supporting responsible use of forest resources
www.fsc.org Cert no. TT-COC-2142
© 1996 Forest Stewardship Council

The use of the FSC logo identifies products which contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council.

Printed on 100% recycled paper with FSC certification. All pulps are Elemental Chlorine Free (ECF) and the manufacturing mill is accredited with the ISO 14001 standard for environmental management.

Printed by CTD using an alcohol-free process. The printing inks are made with non-hazardous vegetable oil from renewable sources. Over 90% of solvents and developers are recycled for further use and recycling initiatives are in place for all other waste associated with this production. CTD are FSC and ISO 14001 certified with strict procedures in place to safeguard the environment through all processes.

Designed and produced by
35 Communications.

◀ Cover: Irene
Tesco Extra, Barrow-in-Furness, UK

▶ Back Cover: Hiromi
Tesco Express, Tokyo, Japan

How to find out more online
Every year, more and more information is available for our shareholders, staff and customers.

www.tesco.com/annualreview08


express
Every Little Helps
www.tesco.com/annualreview08
END